

2019 ANNUAL MEETING OF SHAREHOLDERS PROXY STATEMENT



April 10, 2019

Dear Fellow Shareholder:

On behalf of the Martin Marietta Board of Directors and executive officers, it is my pleasure to invite you to our 2019 Annual Meeting of Shareholders.

Continued to Deliver Strong Financial Results

2018 was another outstanding year of achievement at Martin Marietta. Our results benefitted from the successful acquisition and integration of Bluegrass Materials. We delivered top-line revenue growth and translated that growth into increased profitability. We outperformed our peers in 2018, and also outperformed the S&P 500 and S&P 500 Materials indices over the 3- and 5-year periods ended December 31, 2018. Our shareholders saw a total return of 29% and 81%, respectively, over these periods. We increased our dividend 9% in August 2018 and have returned $1.4 billion to shareholders since announcing a 20 million share repurchase authorization in February 2015.

Shareholder Engagement, Enhanced Corporate Governance and Refreshed Board Membership

We stayed engaged with shareholders and other key stakeholders during 2018. In response to valuable feedback from shareholders and our 2018 Say On Pay vote of 78.9%, the Board eliminated the excise tax gross-up, walk-right and the value of perquisites in the severance calculation in the Employment Protection Agreements and eliminated the single-trigger vesting upon a change in control for equity grants beginning in 2019. Our investor outreach in 2018 extended to 111 meetings with 324 investor groups, and conversations with most of our top 30 shareholders. We visited with our shareholders across the United States and in Toronto, London, Edinburgh, Frankfurt, Geneva and Paris.

Over the past three years, we have added four new independent directors, including Dorothy M. Ables who joined the Board in November 2018. We are delighted that Ms. Ables is on our Board, as she brings a strong background and adds a new and diverse perspective to our Board mix. We will continue to recruit directors who offer diverse perspectives, strong business and professional experience, and unique skills to the Board. We are grateful to Dennis L. Rediker who will retire from the Board upon the expiration of his term at the 2019 Annual Meeting. Dennis made many valuable contributions to the Board during his tenure.

World-Class Safety Performance

In 2018, we continued our impressive safety performance. Through the hard work and focus of our employees, safety awareness has been elevated across the Company, yielding impressive results. Our employees know world-class safety performance is possible; and, importantly, 2018's results demonstrate this goal is attainable. Our company-wide Lost Time Incident Rate (LTIR) was 0.20, a world-class LTIR for the second year in a row.

Sustainability

We also issued our fourth Sustainability Report in 2018 in response to our shareholders' request that we share our story on the efforts and improvements we are making in this important aspect. In addition, we have enhanced our reporting in this document and the 2018 Annual Report to further describe our world-class safety programs and performance, targeted and intentional support of education and health, and environmental programs that ensure operational excellence. We have also discussed more fully the risks associated with various sustainability matters.

Your Vote Matters

I urge you to cast your vote promptly—even if you plan to attend the Annual Meeting. We encourage you to vote so that your shares will be represented at the meeting.

Thank you for your continued support of Martin Marietta.

Sincerely,

C. Howard Nye
Chairman of the Board, President and Chief Executive Officer

MARTIN MARIETTA MATERIALS, INC.
2710 Wycliff Road, Raleigh, North Carolina 27607

Notice of Annual Meeting of Shareholders
To Be Held May 9, 2019

To Our Shareholders:

The Annual Meeting of Shareholders of Martin Marietta Materials, Inc. will be held on Thursday, May 9, 2019, at 11:30 a.m. at our principal office located at 2710 Wycliff Road, Raleigh, North Carolina. At the meeting, the holders of our outstanding common stock will act on the following matters:

1   Election as Directors the nine (9) nominees named in the attached proxy statement, each to serve for a one-year term until 2020, and until their successors are duly elected and qualified;

2   Ratification of the appointment of PricewaterhouseCoopers LLP as independent auditors for 2019;

3   Advisory vote to approve the compensation of our named executive officers; and

4   Any other business that may properly come before the meeting.

All holders of record of Martin Marietta common stock (NYSE: MLM) at the close of business on March 8, 2019 are entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements of the meeting.

 The Board of Directors unanimously recommends that you vote **FOR** proposals 1, 2, and 3.

This notice and the accompanying proxy statement are being first mailed to shareholders on or about April 10, 2019. We have enclosed our 2018 Annual Report to Shareholders. The report is not part of the proxy soliciting materials for the Annual Meeting.

Whether or not you expect to attend the meeting, we hope you will **date and sign the enclosed proxy card** and mail it promptly in the enclosed stamped envelope. Submitting your proxy now will not prevent you from voting your shares at the meeting, as your proxy is revocable at your option.

Sincerely,

Roselyn Bar

Roselyn R. Bar
Executive Vice President, General Counsel and Secretary

Raleigh, North Carolina
April 10, 2019

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL SHAREHOLDER MEETING TO BE HELD ON MAY 9, 2019:**

Martin Marietta's proxy statement, form of proxy card and 2018 Annual Report to Shareholders are also available at
ir.martinmarietta.com/investor-relations/reports-filings.

Table of Contents



Proxy Summary

This Proxy Summary highlights information about Martin Marietta Materials, Inc. ("Martin Marietta" or the "Company") that can be found elsewhere in this proxy statement. It does not contain all of the information you should consider in voting your shares. We encourage you to read the entire proxy statement for more detailed information on each topic prior to casting your vote. This proxy statement, the proxy card, and the notice of meeting are being sent commencing on approximately April 10, 2019 to shareholders of record on March 8, 2019.

2019 Annual Meeting of Shareholders

Meeting Date:	May 9, 2019	**Place:**	2710 Wycliff Road, Raleigh, NC
Time:	11:30 am ET	**Record Date:**	March 8, 2019

Your vote is important. You may vote in person at the Annual Meeting or submit a proxy over the internet. If you have received a paper copy of the proxy card (or if you request a paper copy of the materials), you may submit a proxy by telephone or by mail.



Via the Internet

www.voteproxy.com.



In Person

Attend the Annual Meeting and vote by ballot.



By Telephone

1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from outside the United States.



By Mail

Sign, date and mail your proxy card in the envelope provided.

If you submit your proxy by telephone or over the internet, you do not need to return your proxy card by mail.

PROPOSALS AND VOTING RECOMMENDATIONS

Proposal	Description	Board Voting Recommendation	Page
1	Election of Nine Director Nominees	✔ FOR ALL DIRECTOR NOMINEES	15
2	Ratification of the appointment of PricewaterhouseCoopers LLP as independent auditors	✔ FOR	29
3	Advisory Vote on the Company's Named Executive Officer Compensation	✔ FOR	65



Shareholders Benefit from Martin Marietta's Record 2018 Performance

The past year was one of improved key financial metrics and disciplined capital allocation. In addition, through asset and portfolio rationalization, we strengthened our foundation for long-term financial success, including through our purchase of Bluegrass Materials Company in 2018. Largely driven by acquisitions, our record 2018 financial performance is a continuation of the growth in total revenues, gross profit, adjusted earnings before interest, tax, depreciation and amortization (EBITDA) and adjusted earnings per diluted share (EPS) since 2011. These trends, along with our record financial results, validate both our strategic plan and our ability to logically and successfully execute against that plan. Disciplined execution against our capital allocation priorities extended beyond strategic acquisitions in 2018 as we resumed our share repurchase program and meaningfully increased our dividend.

- ✓ **Adjusted operating earnings growth[1] of $33 million, or 5%,** over 2017; reported 2018 gross profit of $966.6 million and earnings from operations of $690.7 million.
- ✓ **Net earnings attributable to Martin Marietta of $470 million**, as compared with 2017 net earnings of $713.3 million, which was an increase of 68% over 2016 and included a one-time, non-cash benefit of $258.1 million resulting from the Tax Cuts and Jobs Act of 2017 (2017 Tax Act).
- ✓ Record adjusted consolidated earnings before interest, taxes, depreciation and amortization **(Adjusted EBITDA) of $1.104 billion, resulting in a 26% Adjusted EBITDA margin**.[2]
- ✓ $150 million contribution to the qualified defined benefit pension plan, which is fully funded.
- ✓ **Repurchase of 521,000 shares for $100.4 million.** We have repurchased 5.9 million shares since announcing a 20 million share repurchase authorization in February 2015.
- ✓ **Dividend increase of 9% in August 2018.**



---

[1] 2018 adjusted earnings from operations excludes an increase in cost of revenues from the impact of selling acquired inventory after its markup to fair value as part of acquisition accounting; asset and portfolio rationalization charges; and acquisition-related expenses, net. 2017 adjusted earnings from operations excludes acquisition-related expenses. See Appendix B for reconciliation to reported earnings from operations.

[2] 2018 EBITDA has been adjusted to exclude the impacts of acquisition-related items and the charge related to asset and portfolio rationalization. See Appendix B for reconciliation to reported net earnings attributable to Martin Marietta.

[3] 2018 adjusted gross profit excludes the $18.7 million impact of selling acquired inventory after its markup to fair value as part of acquisition accounting. See Appendix B for reconciliation to reported gross profit.

[4] The 2017 earnings per diluted share has been adjusted to exclude from the $11.25 2017 diluted earnings per share the one-time $4.07 per diluted share tax benefit of the 2017 Tax Act. See Appendix B for reconciliation to reported earnings per diluted share.



Corporate Governance Highlights:
Creating Sustainable Long-Term Shareholder Value

Recent Updates

- **Directors elected annually** to serve one-year terms

- **Elimination of excise tax gross-up, walk-right and value of perquisites in the severance calculation in Employment Protection Agreements**

- **Elimination of single-trigger vesting in equity award agreements for grants beginning in 2019**

- Adoption of **Stock Ownership Guidelines**

- Adoption of **Hedging and Pledging Policy**

- Adoption of **Clawback Policy**

- Our shareholders have the ability to nominate director candidates and have those nominees included in our proxy statement, subject to meeting the requirements in our Bylaws, a shareholder right known as **proxy access**

Board of Directors

- Lead Independent Director who is a former public company CEO

- 10 current Directors; 9 or 90% are independent

- **Key Committee Chairs are independent, consisting of independent Chairs of the Audit Committee, Management Development and Compensation Committee, and Nominating and Corporate Governance Committee**

- Executive sessions of non-management Directors at each regularly-scheduled meeting

- All Directors attended 100% of all Board and Committee meetings during their term of service in 2018

- **Two women, or 20%, of our Board serve in leadership roles**

- 90% of Board has experience on other public company boards and 60% are current or former public company CEOs

- Code of Ethical Business Conduct and ethics program that reports to a Board Committee

- **Annual Board and individual performance evaluations are conducted, including Director peer review**

- Risk oversight by full Board and Committees

- **Chair/CEO is the only Board member who is currently also management**

- **Only two members of our 10-member Board of Directors are currently or formerly management of the Company**

Shareholder Interest

- Majority voting standard for uncontested Director elections

- No shareholder rights plan

- Annual advisory vote to ratify independent auditor

- Annual advisory vote to approve executive compensation

- Longstanding active shareholder engagement

- **We publish annually a Sustainability Report** that discusses our commitment to our shareholders, employees and the communities that we serve. We also created a new position to better focus on these important issues—Senior Vice President–Sustainability, Community Relations and Communications

- No shares with enhanced voting rights



Board Composition

We seek to include a diverse group of Directors on our Board to provide different perspectives to the Board's oversight responsibilities. Our nominees for Board election demonstrate diversity in the form of experience, geography, gender, ethnicity, age and tenure. We were recognized in 2019, 2017 and 2015 at the **Women's Forum of New York** at its Biennial Breakfast of Corporate Champions for our Board diversity. We were also recognized by **2020 Women on Boards** as a Winning 'W' Company for **eight consecutive years** for championing board diversity. With the addition of Ms. Ables in 2018, our Board has strengthened an important element of diversity:

- **33% of our Board nominees are women**
- **44% of our Board nominees bring diversity in gender or ethnicity to our Board**
- Our Board refreshment has resulted in a decrease of the average tenure, with a greater mix of Directors with long-term knowledge of the Company, its strategy, opportunities and challenges and those with new perspectives

DIRECTOR NOMINEES



INDEPENDENCE

89% BOARD MEMBERS ARE INDEPENDENT

GENDER

33% BOARD MEMBERS ARE WOMEN

CEO EXPERIENCE

55% CURRENT OR FORMER PUBLIC COMPANY CEO

DIVERSITY

44% BOARD MEMBERS ARE WOMEN OR MINORITIES



Tenure - Average 9.4 YRS

≤ 1: 2 | 2 - 6: 2 | 7 - 10: 1 | 11 - 14: 1 | ≥ 15: 3

■ Independent ■ Insider



Age - Average 65.5 YRS

56 - 60: 2 | 61 - 65: 2 | 66 - 70: 3 | > 70: 2

Board Attendance

In 2018, during their term of service, all directors attended 100% of the total Board and Committee meetings to which they were assigned. All directors then in office attended the May 2018 Annual Meeting and all directors expect to attend the May 2019 Annual Meeting.



Effective Shareholder Engagement

Accountability to our shareholders is an important component of the Company's success. We recognize the value of building informed relationships with our investors that promote further transparency and accountability. While proxy voting is one direct way to influence corporate behavior, proactive engagement with our investors can be effective and impactful. Investor views are communicated to the Board and are instrumental in the development of our governance, compensation and sustainability policies and inform our business strategy.

During 2018, we engaged in person, by telephone and/or written correspondence with our largest institutional investors and other significant shareholders on an array of governance topics, including our executive compensation programs.

At our 2018 Annual Meeting of Shareholders, 78.9% of the shares cast voted in favor of the advisory vote on executive compensation, or Say On Pay. In contrast, more than 96% of shares cast voted in favor of Say On Pay in 2017. We made meaningful changes in 2018 to our compensation program based on feedback from shareholders consisting of:

- The elimination of the excise tax gross-up in executive officers' Employment Protection Agreements
- The elimination of the walk-right and value of perks in the severance calculation in executive officers' Employment Protection Agreements
- The decision to not include these provisions in future Employment Protection Agreements
- The elimination of the single-trigger vesting for equity award beginning in 2019



MEET AND SPEAK WITH SHAREHOLDERS AND OTHER CONSTITUENTS THROUGHOUT THE YEAR.

WINTER
Cycle concludes with review of governance trends, regulatory developments, our policies and practices, and input from investors on proposed changes the Board may consider.

SPRING
Publish Annual Report, Proxy Statement and Sustainability Report. Speak with investors about topics to be addressed at the Annual Meeting held in May.

FALL
Communicate investor feedback to the Board and use it to enhance our disclosures, governance practices and compensation programs and effectiveness.

SUMMER
Review results of the Annual Meeting. Board conducts annual Board, Committee and individual self-assessments of its performance.

Proactively Engaging and Responding to Shareholders



CORPORATE GOVERNANCE HIGHLIGHTS

✓ Eliminated staggered board—Directors **elected for 1-year terms**

✓ **Eliminated gross-up, walk-right on Change of Control**

✓ **Eliminated single-trigger vesting** for equity awards beginning in 2019

✓ Established robust **stock ownership guideline** for Officers and Directors

✓ Implemented **hedging and pledging policy**

✓ Adopted **clawback policy**

✓ Implemented **majority voting standard**

✓ **Eliminated shareholder rights plan**

✓ Adopted **proxy access**

✓ Added **4 new Board members** since 2016

✓ Published **Annual Sustainability Report**



Our Compensation Approach

A substantial portion of compensation paid to our named executive officers (NEOs) is variable and performance-based. We use the 50th percentile of our comparator group as a reference point when determining target compensation, but target pay is set based on a variety of factors and actual pay realized by our NEOs is dependent on our financial, operational and other related performance. Based on our record levels of performance in 2018, variable compensation payable under both our short-term and long-term incentive plans exceeded the target amounts established for each NEO, which is consistent with our pay-for-performance philosophy. **All compensation paid to our CEO and other NEOs in 2018 was performance-based other than base salary: 87% of our CEO's compensation was performance-based and approximately 80% of our other NEOs' compensation was performance based.***




CEO COMPENSATION — 25% Bonus, 34% PSUs, 28% RSUs, 13% Base Salary, Performance-Based

OTHER NEO COMPENSATION — 26% Bonus, 29% PSUs, 23% RSUs, 22% Base Salary, Performance-Based

* Based on grant date value of PSUs and RSUs.

Will any other matters be presented at the Annual Meeting?

At the time this proxy statement was filed with the Securities and Exchange Commission, the Board of Directors was not aware that any matters not referred to herein would be presented for action at the Annual Meeting. If any other matters properly come before the meeting, it is intended that the persons named in the enclosed proxy will vote the shares represented by proxies on such matters in accordance with the recommendation of the Board of Directors, or, if no recommendation is given, in their own discretion. It is also intended that discretionary authority will be exercised with respect to the vote on any matters incident to the conduct of the meeting.

What are the Board's recommendations?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board's recommendation, as well as a description of each proposal, is set forth in this proxy statement. The Board recommends a vote:

- **FOR** the election of all Director Nominees;

- **FOR** the ratification of the selection of PricewaterhouseCoopers LLP as independent auditors; and

- **FOR** the approval, on a non-binding advisory basis, of the compensation of our NEOs as described in this proxy statement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. The forward-looking statements contained herein are generally identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on the beliefs and assumptions of our management and on currently available information. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in our annual report on Form 10-K for the fiscal year ended December 31, 2018. We undertake no responsibility to publicly update or revise any forward-looking statement.



The Board of Directors

The Board of Directors currently consists of ten members, nine of whom are non-employee Directors. At the 2016 Annual Meeting, shareholders approved the Board of Directors' proposal to amend our Articles of Incorporation to phase out the classification of the terms of our Directors and to provide instead for the annual election of our Directors. Prior to the charter amendment, our Board of Directors was divided into three classes, with each class serving three-year terms. Commencing with the 2019 Annual Meeting of Shareholders, our Directors are elected to one-year terms of office.

Under our Bylaws, nominations of persons for election to the Board of Directors may be made at an Annual Meeting of Shareholders by the Board of Directors and by any shareholder who complies with the notice procedures set forth in the Bylaws. As described in the proxy statement for our 2018 Annual Meeting, for a nomination to be properly made by a shareholder at the 2019 Annual Meeting, the shareholder's notice must have been sent to, and received by, our Secretary at our principal executive offices between January 18, 2019 and February 17, 2019. No such notice was received during this period.

The Bylaws of the Corporation provide that a Director will retire at the Annual Meeting of Shareholders following the Director's 75th birthday. One of our current Directors, Dennis L. Rediker, reached this mandatory retirement age this year and is not eligible for election at the Annual Meeting for a new term. Mr. Rediker has stated that he intends to serve as a Director through the commencement of the 2019 Annual Meeting of Shareholders, after which he will retire from the Board. Mr. David Maffucci also retired from Board service in 2018. The Board extends its sincere appreciation to both Mr. Rediker and Mr. Maffucci for their years of service and thoughtful Board leadership. Mr. Rediker and Mr. Maffucci gave generously of their time and consistently provided the Board with independent insight and advice, which have been invaluable to the Board and to Martin Marietta. In light of the retirement of Mr. Rediker, the Board of Directors has set the size of the Board at nine effective upon the commencement of the 2019 Annual Meeting.

The Board of Directors has nominated nine persons for election as Directors to serve a one-year term expiring in 2020. Unless otherwise directed, proxies will be voted in favor of these nominees. Each nominee has agreed to serve if elected. Each of the nominees is currently serving as a Director. Should any nominee become unable to serve as a Director, the persons named in the enclosed form of proxy will, unless otherwise directed, vote for the election of such other person for such position as the present Board of Directors may recommend in place of such nominee. Proxies cannot be voted for a greater number of persons than the number of nominees named. Should any of the following nominees be unavailable for election by reason of death or other unexpected occurrence, the proxy, to the extent permitted by applicable law, may be voted with discretionary authority in connection with the nomination by the Board of Directors and the election of any substitute nominee.

BOARD EFFECTIVENESS AND REFRESHMENT

Board composition is one of the most critical areas of focus for the Board of Directors. Having the right mix of people who bring diverse perspectives, business and professional experiences, and skills provides a foundation for robust dialogue, informed advice and collaboration in the boardroom. The Nominating and Corporate Governance Committee develops criteria for open Board positions, taking into account a variety of factors, which may include current Board member skills, composition, age, tenure, other diversity factors, the range of talents and experience that would best complement those already represented on the Board, the need for specialized expertise, and anticipated retirements to define gaps that may need to be filled through the board refreshment process. The Board strives to ensure an environment that encourages diverse critical thinking and values innovative, strategic discussions to achieve a higher level of success for the Company.

The Nominating and Corporate Governance Committee screens and recommends candidates for nomination by the full Board. It uses a variety of methods to help identify potential Board candidates with the desired skills and background needed for the Company's business, including from time to time informal networks, third party search firms and other channels. When the Committee is assisted from time to time with its recruitment efforts by an outside search firm, the firm recommends candidates that satisfy the criteria defined by the Board. The search firm provides background research and pertinent information regarding prospective candidates.

Once the Committee has identified a prospective nominee, it makes an initial determination as to whether to conduct a full evaluation. In making this determination, the Committee takes into account various information, including information provided at the time of the candidate recommendation, the Committee's own knowledge, and information obtained through inquiries to third parties to the extent the Committee deems appropriate. The preliminary determination is based primarily on the need for additional Board members and the likelihood that the prospective nominee can satisfy the criteria that the Committee has established. If the Committee determines, in



consultation with the Chairman, President and CEO and other Directors as appropriate, that additional consideration is warranted, it may request management or a third-party search firm to gather additional information about the prospective nominee's background and experience and to report its findings to the Committee. The Committee then evaluates the prospective nominee against the specific criteria that it has established for the position, as well as the standards and qualifications set out in the Company's *Corporate Governance Guidelines*, including:

- the ability of the prospective nominee to represent the interests of the shareholders of the Company;

- the prospective nominee's standards of integrity, commitment and independence of thought and judgment;

- the prospective nominee's ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including the prospective nominee's service on other public company boards, as specifically set out in the Company's *Corporate Governance Guidelines*;

- the extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the Board; and

- the extent to which the prospective nominee helps the Board reflect the diversity of the Company's shareholders, employees, customers and the communities in which it operates.

If the Committee decides, on the basis of its preliminary review, to proceed with further consideration, members of the Committee, the Chairman, President and CEO, as well as other members of the Board as appropriate, interview the nominee. After completing this evaluation and interview, the Committee makes a recommendation to the full Board, which makes the final determination whether to nominate or appoint the new Director after considering the Committee's report. A background check is completed before a final recommendation is made to the Board to appoint a candidate to the Board.

In selecting nominees for Director, the Board seeks to achieve a mix of members who together bring experience and personal backgrounds relevant to the Company's strategic priorities and the scope and complexity of the Company's business. The Board also seeks demonstrated ability to manage complex issues that involve a balance of risk and reward. The background information on current nominees beginning on page 15 and the skills matrix on page 9 set out how each of the current nominees contributes to the mix of experience and qualifications the Board seeks. In making its recommendations with respect to the nomination for re-election of existing Directors at the annual shareholders meeting, the Committee assesses the composition of the Board at the time and considers the extent to which the Board continues to reflect the criteria set forth above.



The following sets forth certain information for each nominee for election regarding age, gender, diversity, tenure and skills that are important to the Board of Directors.

Demographics and Background	Ables	Cole	Davis	Koraleski	Nye	Perez	Quillen	Slager	Zelnak
Age	61	68	71	68	56	65	70	57	74
Gender	F	F	M	M	M	F	M	M	M
Ethnic Diversity			•			•			
Tenure	<1	17	1	3	9	15	11	3	26

Qualifications and Experience	Ables	Cole	Davis	Koraleski	Nye	Perez	Quillen	Slager	Zelnak	Why is this important to Martin Marietta?
Corporate Governance/Legal	•	•	•	•	•	•	•	•	•	Ensures background and knowledge necessary to provide effective oversight and governance
Current or Former CEO of Public Company			•		•		•	•	•	Strong leadership skills and critical experience with demands and challenges with managing a large public organization
Financial or Accounting	•	•		•	•	•	•	•	•	Enables in-depth analysis of our financial statements, capital structure, financial transactions, and financial reporting process
Government Relations/ Regulatory/ Sustainability	•	•	•	•	•	•	•	•	•	Critical for understanding complex regulatory and governmental environment that impacts our business and our strategic goals relating to sustainability
Logistics/ Operations			•		•		•	•	•	Necessary in overseeing a sustainable company that relies heavily on logistics
Other Public Boards	•	•		•	•	•	•	•	•	Adds perspective important to shareholders and public company governance
Risk Management	•	•	•	•	•	•	•	•	•	Facilitates understanding of the risks facing the Company and appropriate process and procedures for managing them
Strategy/M&A	•	•	•	•	•	•	•	•	•	Supports setting of long-term corporate vision, disciplined strategic development and integration to facilitate company's growth
Technology				•		•				Important to facilitate business objectives and security of Company's proprietary and confidential data

The Board has implemented a number of processes to assist it in refreshing the Board in an appropriate manner that helps create shareholder value.



Board Refreshment Elements

Review of Board Candidates	The Board seeks a diverse group of candidates who, at a minimum, possess the background, skills, expertise and time to make a significant contribution to the Board, the Company and its shareholders. The *Corporate Governance Guidelines* list criteria against which candidates may be judged. In addition, the Nominating and Corporate Governance Committee considers, among other things: • input from the Board's self-assessment process to prioritize areas of expertise that were identified; • investor feedback and perceptions; • the candidates' skills and competencies to ensure they are aligned with the Company's future strategic challenges and opportunities; and • the needs of the Board in light of recent and anticipated Board vacancies. During the process of identifying and selecting director nominees, the Nominating and Corporate Governance Committee screens and recommends candidates for nomination by the full Board. The Bylaws provide that the size of the Board may range from 9 to 11 members. Director candidates also may be identified by shareholders and will be evaluated under the same criteria applied to other director nominees and considered by the Nominating and Corporate Governance Committee. Information on the process and requirements for shareholder nominees may be found in our Bylaws on the Corporation's website at *ir.martinmarietta.com/investor-relations/corporate-governance.*
Board Assignments	In February, the Nominating and Corporate Governance Committee reviews the membership, tenure, leadership and commitments of each of the Committees and considers possible changes given the qualifications and skill sets of members on the Board or a desire for committee rotation or refreshment. The Nominating and Corporate Governance Committee also takes into consideration the membership requirements and responsibilities set forth in each of the respective Committee charters and the *Corporate Governance Guidelines* as well as any upcoming vacancies on the Board due to our mandatory retirement age. The Nominating and Corporate Governance Committee recommends to the Board any proposed changes to Committee assignments and leadership to be made effective at the next annual meeting of shareholders. The Nominating and Corporate Governance Committee also reviews the operation of the Board generally.
Refreshment	The Board has added four new directors in the past three years. Mr. Rediker will retire at the Annual Meeting and Mr. Zelnak is expected to retire in May 2020, providing further opportunity for refreshment. At the same time, obtaining a detailed understanding of the Corporation's business takes time. We believe that implementing term limitations may prevent the Board from taking advantage of insight that longer tenure brings.
Annual Performance Assessment	The Board conducts a self-assessment of its performance and effectiveness as well as that of its Committees on an annual basis. The self-assessment helps the Nominating and Corporate Governance Committee track progress in certain areas targeted for improvement from year-to-year and to identify ways to enhance the Board's and its Committees' effectiveness. For 2018, each director completed a written questionnaire. The questions were open-ended to solicit candid feedback. The collective ratings and comments are compiled and summarized and then discussed by the Nominating and Corporate Governance Committee and the full Board.
Onboarding and Continuing Education	New directors are provided with an orientation about the Company, including our business operations, strategy and governance. Directors also are provided continuing education by subject matter experts and/or continuing education programs sponsored by educational and other institutions to assist them in staying abreast of developments in corporate governance and critical issues relating to the operation of public company boards. Members of our senior management regularly review with the Board the operating plan of each of our business segments and the Company as a whole. The Board also conducts periodic visits to our facilities as part of its regularly scheduled Board meetings.

Tenure Guidelines

Mandatory Retirement Age	Directors must retire at the annual meeting following his or her 75th birthday.
Employment Change	Directors must report to the Chairman of the Board and Chairman of the Nominating and Corporate Governance Committee regarding any significant change in principal employment or responsibilities to assure he/she can commit the appropriate time to Board service.



BOARD, COMMITTEE AND INDIVIDUAL DIRECTOR EVALUATIONS

As a part of our continuous improvement process intended to enhance the Board's overall effectiveness, the Board regularly evaluates its performance through self-assessments, corporate governance reviews and periodic charter reviews. Those evaluations, changes in our business strategy or operating environment, and the future needs of the Board in light of anticipated director retirements are used to identify desired backgrounds and skill sets for future Board members. The feedback solicited from Board members regarding the Board, each Committee on which they serve, and individual Board members is one of the tools used to assist the Nominating and Corporate Governance Committee in its responsibility to evaluate Board and Committee performance annually. For 2018, each director completed a written questionnaire. The questions were intended to solicit candid feedback by asking for comments. The collective ratings and comments were compiled, summarized and presented to the Nominating and Corporate Governance Committee, the Chair of which then followed-up as appropriate and shared the feedback with the full Board and the Chair of each Board Committee.

BOARD, COMMITTEE AND INDIVIDUAL PERFORMANCE ASSESSMENTS

Questionnaire
The Nominating and Corporate Governance Committee (the Committee) reviews the Questionnaire and performance assessment process to determine if they are effective and whether any changes are appropriate. Each director annually completes a questionnaire assessing the Board, Committees on which she/he serves, and each director for review by the Chair of the Committee.

One-on-One Discussions
The Chair of the Committee follows up with each director who submits comments, suggestions or other feedback for a candid discussion.

Closed Session
The Chair of the Committee discusses the results and feedback on an unattributed basis with the Committee.

Board Summary
The results are discussed with each of a session of the independent Board members, with the Chairman of the Board, and with each Committee Chair.

Feedback
Policies and practices are updated as appropriate as a result of the feedback.

Board Committees

Martin Marietta's Board of Directors has six standing Committees: the Audit Committee, the Ethics, Environment, Safety and Health Committee, the Executive Committee, the Finance Committee, the Management Development and Compensation Committee, and the Nominating and Corporate Governance Committee. Each Committee has a written charter that describes its purposes, membership, meeting structure, authority and responsibilities. These charters are reviewed by the respective Committee on an annual basis with any recommended changes adopted upon approval by our Board. The charters of our six standing Committees are posted on our website.

Below is a summary of our current Committee structure and membership information.

Director	Independent Director	Audit Committee	Ethics, Environment, Safety and Health Committee	Executive Committee	Finance Committee	Management Development and Compensation Committee	Nominating and Corporate Governance Committee
Dorothy M. Ables *Financial Expert*	X	✓					
Sue W. Cole	X					✓	Chair
Smith W. Davis	X		✓				✓
John J. Koraleski *Financial Expert*	X	✓		✓		✓	
C. Howard Nye*				Chair			
Laree E. Perez *Financial Expert*	X	Chair	✓				
Michael J. Quillen *Lead Independent Director*	X			✓	✓	Chair	
Dennis L. Rediker *Financial Expert*	X	✓	Chair				
Donald W. Slager	X				✓		✓
Stephen P. Zelnak, Jr.	X		✓		Chair		
Number of Meetings in 2018		**8**	**2**	**0**	**4**	**4**	**6**

* Mr. Nye is the only member of management who sits on the Board.



The **Executive Committee** held no meetings during 2018. It has the authority to act during the intervals between the meetings of the Board of Directors and may exercise the powers of the Board in the management of the business and affairs of Martin Marietta as may be authorized by the Board of Directors, except to the extent such powers are by statute, the Articles of Incorporation or Bylaws reserved to the full Board. The Committee's current members are Directors Nye (Chair), Koraleski, and Quillen.

The primary responsibilities, membership and meeting information for our other standing Committees are summarized below.

AUDIT COMMITTEE

Current Members:	Meetings in 2018:	Average Attendance in 2018:
Laree E. Perez (Chair) Dorothy M. Ables John J. Koraleski Dennis L. Rediker	8	100%

Primary Responsibilities:

- Reviews our significant accounting principles, policies and practices in reporting our financial results under generally accepted accounting principles.
- Reviews our annual audited financial statements and related disclosures.
- Reviews management letters or internal control reports, and reviews our system of internal control over financial reporting.
- Appoints, retains and oversees the work of the independent accountants.
- Reviews the effectiveness of the independent audit effort.
- Pre-approves audit and permissible non-audit services provided by the independent registered public accounting firm.
- Reviews our interim financial results for each fiscal quarter.
- Reviews the qualifications and the plan and scope of work of the corporate internal audit function.
- Reviews and discusses the reports of our internal audit group.
- Reviews and discusses management's assessment of the effectiveness of Martin Marietta's system of internal control over financial reporting.
- Discusses Martin Marietta's earnings press releases, as well as financial information and earnings guidance provided to analysts, investors and rating agencies.
- Discusses matters related to risk assessment and risk management and how the process is handled by management.
- Reviews and oversees related party transactions.
- Reviews complaints regarding accounting, internal controls or auditing matters.
- Considers allegations of possible financial fraud or other financial improprieties.
- Reviews annually the adequacy of the Committee charter and recommends proposed changes to the Board.
- Prepares the annual Audit Committee Report to be included in the proxy statement.

Other Governance Matters:

All four members of the Audit Committee, including the Chair, are audit committee financial experts under applicable SEC regulations.

The Chair of the Audit Committee is an independent Director.

The Chair of the Audit Committee has experience serving as a Chair and member of other public company Audit Committees.

All members satisfy the audit committee experience and independence standards required by the New York Stock Exchange (NYSE).





ETHICS, ENVIRONMENT, SAFETY AND HEALTH COMMITTEE

Current Members: Dennis L. Rediker (Chair) Smith W. Davis Laree E. Perez Stephen P. Zelnak, Jr.	Meetings in 2018: 2	Average Attendance in 2018: 100%

Primary Responsibilities:

- Monitors compliance with our *Code of Ethical Business Conduct* and reviews all matters presented to it by the Corporate Ethics Officer concerning the ethical practices of Martin Marietta and its Directors, officers, and employees, including conflicts or potential conflicts of interest between Martin Marietta and any of its Directors, officers, and employees.
- **Reviews and discusses our sustainability efforts and annual Sustainability Report.**
- Reviews and monitors the adequacy of our policies and procedures and organizational structure for ensuring compliance with environmental laws and regulations.
- Reviews matters relating to our health and safety programs and performance.
- Reviews annually the adequacy of the Committee charter and recommends proposed changes to the Board.



FINANCE COMMITTEE

Current Members: Stephen P. Zelnak, Jr. (Chair) Michael J. Quillen Donald W. Slager	Meetings in 2018: 4	Average Attendance in 2018: 100%

Primary Responsibilities:

- Provides general oversight relating to the management of our financial affairs.
- Reviews and approves establishment of lines of credit or other short-term borrowing arrangements and investing excess working capital funds on a short-term basis.
- Reviews and makes recommendations to the Board concerning changes to capital structure, including the incurrence of long-term debt, issuance of equity securities, share repurchases, and the payment of dividends, as well as capital expenditures.
- Approves our charitable contributions budget.
- Reviews annually the adequacy of the Committee charter and recommends proposed changes to the Board.





MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE

Current Members: Michael J. Quillen (Chair) Sue W. Cole John J. Koraleski	Meetings in 2018: 4	Average Attendance in 2018: 100%

Primary Responsibilities:

- Establishes an overall strategy with respect to compensation for officers and management to enable Martin Marietta to attract and retain qualified employees.
- Reviews and oversees executive succession and management development plans.
- Reviews and approves management's assessment of the performance of executive officers, and reviews and approves the salary, incentive compensation, and other compensation of such officers.
- Approves and administers our equity and other plans relating to compensation of Martin Marietta's directors and executive officers.
- Reviews and discusses the Compensation Discussion and Analysis and produces a compensation committee report as required by the SEC to be included in this proxy statement.
- Provides oversight of our Benefit Plan Committee, which administers Martin Marietta's defined benefit and contribution plans.
- Reviews and approves the goals and objectives for the CEO's compensation, evaluates the CEO's performance in light of those goals and objectives, and determines and approves the CEO's compensation.
- Makes recommendations to the Board on changes in the compensation of non-employee directors.
- Reviews annually the adequacy of the Committee charter and recommends proposed changes to the Board.
- Has the authority, in its sole discretion, to retain, pay, and terminate any consulting firm, if any, used to assist in evaluating director, chief executive officer, or senior executive compensation.

Other Governance Matters:

All members are non-employee, independent Directors, as required by the rules of the NYSE, the Martin Marietta *Guidelines for Director's Independence*, applicable rules of the Securities and Exchange Commission (SEC), and the Committee's charter.



NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Current Members: Sue W. Cole (Chair) Smith W. Davis Donald W. Slager	Meetings in 2018: 6	Average Attendance in 2018: 100%

Primary Responsibilities:

- Develops criteria for nominating and appointing directors, including Board size and composition, corporate governance policies, and individual director expertise, attributes and skills.
- Recommends to the Board the individuals to be nominated as directors.
- Recommends to the Board the appointees to be selected for service on the Board Committees.
- Oversees an annual review of the performance of the Board and each Committee.
- Reviews annually the adequacy of the Committee charter and recommends proposed changes to the Board.
- Oversees the development and implementation of a set of corporate governance principles applicable to Martin Marietta.

Other Governance Matters:

All members are non-employee, independent Directors, as required by the rules of the NYSE.

Upon recommendation of this Committee, the Board of Directors has adopted a set of *Corporate Governance Guidelines* for Martin Marietta. The Guidelines are posted and available for public viewing on our website at *ir.martinmarietta.com/investor-relations/corporate-governance.* A copy may also be obtained upon request from Martin Marietta's Corporate Secretary.



Proposal No. 1

Election of Directors

The following sets forth the age, experience, key attributes and other biographical information for each member of the Board of Directors who is a nominee for election for a one-year term until 2020.



♦ DOROTHY M. ABLES

Director Since: 2018

Age: 61

Committees:



Ms. Ables joined the Martin Marietta Board in November 2018. Ms. Ables held a number of executive positions with Spectra Energy and predecessor companies, including serving from 2008 to 2017 as the Chief Administrative Officer of Spectra Energy Corp., a global energy infrastructure company, where she was responsible for human resources, information technology, support services, community relations and audit services. Prior to that, she served as Vice President of Audit Services and Chief Ethics and Compliance Officer for Spectra Energy and Senior Vice President and Chief Financial Officer for Duke Energy Gas Transmission. Spectra Energy was a Fortune 500 Company and one of North America's leading pipeline and midstream companies prior to its acquisition by Enbridge Inc. in 2017. Ms. Ables started her career in the audit department of Peat, Marwick, Mitchell & Co.

Ms. Ables serves as an Independent Director of Cabot Oil & Gas Corporation, an independent oil and gas company, where she is a member of the Audit Committee and Compensation Committee. She served as a Director of Spectra Energy Partners, an affiliate of Spectra Energy Corp., from 2013 to 2017. Ms. Ables attended the University of Texas at Austin where she earned a Bachelor of Business Administration degree in Accounting.

Key attributes, experience and skills:

- Financial expertise acquired through serving as CFO of Duke Energy Gas Transmission and as Vice President of Audit Services of Spectra Energy Corp.

- Valuable business leadership in human resources, information technology, community relations, finance and financial statements

- Strong leadership skills and familiarity with Texas, an important state for the Company

---



♦ SUE W. COLE

Director Since: 2002

Age: 68

Committees:



Chair

Ms. Cole is the managing partner of SAGE Leadership & Strategy, LLC, an advisory firm for businesses, organizations and individuals relating to strategy, governance and leadership development. Ms. Cole was previously a principal of Granville Capital Inc., a registered investment advisor, from 2006 to 2011, and before that she was the Regional CEO, Mid-Atlantic Region, of U.S. Trust Company, N.A., where she was responsible for the overall strategic direction, growth, and leadership of its North Carolina, Philadelphia and Washington, D.C. offices. Ms. Cole previously held various positions in the U.S. Trust Company, N.A. and its predecessors. Ms. Cole serves as Chair of the Compensation Committee of Biscuitville, Inc., where she was previously Chairman of the Board. Ms. Cole has previously served on the public-company board of UNIFI, Inc. She has also been active in community and charitable organizations, including previously serving as Chairman of the North Carolina Chamber of Commerce, on the Investment Committee of the University of North Carolina at Greensboro and as a member on the North Carolina Economic Development Board. Ms. Cole attended the University of North Carolina at Greensboro where she earned a Bachelor of Science degree in Business Administration and a Masters in Business Administration in Finance.

Key attributes, experience and skills:

- Valuable experience in executive compensation, corporate governance, human resources, finance and financial statements, and customer service

- Chief executive officer of several financial services businesses as well as several non-profit organizations

- Strong leadership skills and familiarity with North Carolina, an important state for the Company

---

 Audit Committee    Ethics, Environment, Safety and Health Committee    Executive Committee    Finance Committee    Management Development and Compensation Committee    Nominating and Corporate Governance Committee





◆ SMITH W. DAVIS

Director Since: 2018

Age: 71

Committees:



Mr. Davis is a senior partner at Akin Gump Strauss Hauer & Feld LLP, an international law firm, where he provides counsel on a wide variety of legislative and regulatory matters, including those before a variety of congressional committees. Mr. Davis joined Akin Gump in 1979 and his practice has included advising on legal matters relating to environmental issues, financial institutions, mergers and acquisitions, and pension reform. Mr. Davis also has served on the law firm's compensation and management committees. Prior to joining Akin Gump, Mr. Davis served as a counsel to the House Judiciary Committee. Mr. Davis attended Yale University where he received a Bachelors of Arts degree, magna cum laude and Yale Law School where he received his Juris Doctor degree.

Key attributes, experience and skills:

- Extensive experience in legal, compliance, and corporate governance
- Strong leadership skills and expertise in governmental and regulatory issues, safety, health and environmental matters, mergers and acquisitions, executive compensation, financial affairs, and risk assessment
- Brings new perspective to the Board on diversity and corporate citizenship



◆ JOHN J. KORALESKI

Director Since: 2016

Age: 68

Committees:



Mr. Koraleski joined the Martin Marietta Board in 2016. Mr. Koraleski served from February 2015 through his retirement in September 2015 as executive Chairman of the Board of the Union Pacific Corporation (UP), which through its subsidiaries operates North America's premier railroad franchise, covering 23 states across the western two-thirds of the United States. Prior to that, he was named President and Chief Executive Officer of the UP in March 2012, elected as a Director of the UP in July 2012 and appointed Chairman of the Board in 2014. Since joining the Union Pacific (Railroad) in 1972, Mr. Koraleski held a number of executive positions in the UP and the Railroad, including, Executive Vice President – Marketing and Sales from 1999 to 2012, Executive Vice President – Finance and Information Technology, Chief Financial Officer and Controller. Mr. Koraleski served as the Chairman of The Bridges Investment Fund, Inc., a general equity fund whose primary investment objective is to seek long-term capital appreciation, from 2005 through March 2012 and is a past Chairman of the Association of American Railroads. Mr. Koraleski earned a Bachelor's and Master's degree in business administration from the University of Nebraska at Omaha.

Key attributes, experience and skills:

- Experience with the demands and challenges associated with managing a large publicly-traded organization from his experience as Chairman and CEO of Union Pacific
- Extensive knowledge of financial system management, public company accounting, disclosure requirements and financial markets
- Valuable expertise in talent management, compensation, governance and succession planning
- Understanding of complex logistic operations, safety and rail operations
- Broad strategic analysis and experience with acquisitions, integration, marketing and information technologies

 Audit Committee	 Ethics, Environment, Safety and Health Committee	 Executive Committee

 Finance Committee    Management Development and Compensation Committee    Nominating and Corporate Governance Committee





◆ C. HOWARD NYE

Director Since: 2010

Age: 56

Chairman of the Board

Committees:



Chair

Mr. Nye has served as Chairman of the Board since 2014 and as President and Chief Executive Officer of Martin Marietta since January 1, 2010. He previously served as President and Chief Operating Officer of Martin Marietta from August 2006 to 2009. From 2003 to 2006, Mr. Nye served as Executive Vice President of Hanson Aggregates North America, a producer of aggregates for the construction industry, and in other managerial roles since 1993. Mr. Nye is also currently an independent Director of General Dynamics (NYSE: GD), an American aerospace and defense multinational corporation and the world's fifth-largest defense contractor. Mr. Nye has also been active in a number of various business, civic, and education organizations, including serving as Chairman of the Steering Committee, as a member of the Executive Committee and Nominating & Leadership Development Committee and past Chairman of the Board of Directors of the National Stone, Sand & Gravel Association, Vice Chairman of the Board of Directors of the American Road & Transportation Builders Association (ARTBA), and a member of the Board of Directors of the United States Chamber of Commerce. Mr. Nye was previously a member of the Board of CREE, Inc., until October 2018. Mr. Nye has also been a gubernatorial appointee to the North Carolina Mining Commission. Mr. Nye received a Bachelor's degree from Duke University and a Juris Doctor degree from Wake Forest University.

Key attributes, experience and skills:

- Extensive knowledge of the construction aggregates industry
- Extensive leadership, business, operating, marketing, mergers and acquisitions, legal, customer-relations, and safety and environmental experience
- Understands the competitive nature of the business and has strong management skills, broad executive experience, and corporate governance expertise
- Broad strategic vision for the future growth of Martin Marietta

---



◆ LAREE E. PEREZ

Director Since: 2004

Age: 65

Committees:

 

Chair

Ms. Perez is an investment consultant with DeRoy & Devereaux, an independent investment adviser, where she has provided client consulting services since 2015. She was previously Owner and Managing Partner of The Medallion Company, LLC, a consulting firm, from 2003 to 2015. Ms. Perez was previously a Director of GenOn Energy, Inc., one of the largest power producers in the United States, from 2002 to 2012, and served as the Chairman of the Audit Committee of GenOn Energy, Inc. from 2002 to 2007 and a member of its Audit and Risk and Finance Oversight Committees from 2008 to 2012. Previously, she was Vice President of Loomis, Sayles & Company, L.P. and co-founder, President and Chief Executive Officer of Medallion Investment Company, Inc. In addition to civic and charitable organizations, Ms. Perez recently served as Vice Chairman of the Board of Regents at Baylor University and previously served on the Board of Trustees of New Mexico State University, where she was also Chairman of the Board. Ms. Perez earned a Bachelor's degree from Baylor University in Finance and Economics.

Key attributes, experience and skills:

- Significant business, financial and private investment experience
- Significant expertise with respect to financial statements, corporate finance, accounting and capital markets, mergers and acquisitions, and strategic analysis
- Insight into auditing best practices
- Familiarity with the southwestern United States

 Audit Committee    Ethics, Environment, Safety and Health Committee    Executive Committee    Finance Committee    Management Development and Compensation Committee    Nominating and Corporate Governance Committee





◆ **MICHAEL J. QUILLEN**

Director Since: 2008

Age: 70

Lead Independent Director

Committees:



Chair

Mr. Quillen was the founder and served as Chief Executive Officer of Alpha Natural Resources, Inc. (ANR), a leading Appalachian coal supplier, since its formation in 2004 until its merger with Foundation Coal Holdings, Inc. in July 2009, and served as President and Chairman of ANR from 2006 to 2009, and non-Executive Chairman until May 2012. Mr. Quillen held senior executive positions in the coal industry throughout his career at Pittston/Pittston Coal Sales Corp., AMVEST Corporation, NERCO Coal Corporation, Addington, Inc. and Mid-Vol Leasing, Inc. He has also served as Chairman (Rector) of the Board of Visitors of Virginia Polytechnic Institute and State University from July 2012 to June 2018. He was Chairman of the Audit and Finance Committee of Virginia Polytechnic Institute and State University from July 2010 to June 2012. He also served on the Virginia Port Authority from 2003 to 2012 and as Chairman from July 2011 to December 2012. Mr. Quillen attended Virginia Polytechnic Institute and State University, earning both Bachelor's and Master's degrees in Civil Engineering.

Key attributes, experience and skills:

- Valuable business, leadership, management, financial, and mergers and acquisitions experience
- Extensive experience related to mining companies, governmental and regulatory issues, safety, health and environmental matters
- Tremendous insight and expertise with respect to strategic analysis, the natural resources industry, and energy
- Wealth of knowledge related to transportation



◆ **DONALD W. SLAGER**

Director Since: 2016

Age: 57

Committees:



Mr. Slager serves as President and Chief Executive Officer of Republic Services, Inc., a service provider in the non-hazardous solid waste industry, holding this position since January 2011. Prior to this, he served as President and Chief Operating Officer of Republic from December 2008 until his promotion to CEO. Prior to that, Mr. Slager served in the same capacity for Allied Waste Industries, Inc. (Allied Waste), from 2005 to 2008, prior to its merger with Republic Services. Mr. Slager was Executive Vice President and Chief Operating Officer of Allied Waste between 2003 and 2004. Prior to that, Mr. Slager held varying positions of increasing responsibility with Allied Waste. Mr. Slager also has served as a Director of Republic since 2010. Mr. Slager previously served as an independent Director of UTi Worldwide Inc. (UTi) from 2009 to January 2016, where he served as Chairman of the Nominating and Corporate Governance Committee and as a member of both the Compensation and Risk Committees. UTi, a former NYSE listed company, was an international, non-asset-based supply chain services and solutions company providing air and ocean freight forwarding, contract logistics, customs brokerage, distribution, inbound logistics, truckload brokerage and other supply chain management services until it was acquired by DSV A/S, a third-party logistics services provider, in January 2016. Mr. Slager has completed the Northwestern University Kellogg School Advanced Executive Program and holds a certificate from the Stanford University Board Consortium Development Program.

Key attributes, experience and skills:

- More than 14 years of C-Suite experience
- More than 27 years of general management experience in a complex, capital intensive and logistics business
- Extensive experience in mergers and acquisitions, integration, and strategic development and analysis
- Valuable experience from his membership on two publicly-traded board of directors

|  Audit Committee |  Ethics, Environment, Safety and Health Committee |  Executive Committee |  Finance Committee |  Management Development and Compensation Committee |  Nominating and Corporate Governance Committee |





◆ **STEPHEN P. ZELNAK, JR.**

Director Since: 1993

Age: 74

Committees:

 

Chair

Mr. Zelnak currently serves as Chairman of the Board of Beazer Homes USA, Inc., a geographically diversified homebuilder with active operations in 13 states within three geographic regions in the United States. He previously served as Chief Executive Officer of Martin Marietta from 1993 to 2009, President from 1993 to 2006, Chairman of the Board from 1997 through 2009, Executive Chairman from January 2010 to May 2010, and non-Executive Chairman from May 2010 until May 2014. Mr. Zelnak joined Martin Marietta Corporation in 1981 and was responsible for the aggregates operations since 1982. Mr. Zelnak is also Chairman and majority owner of ZP Enterprises, LLC, a private investment firm. In addition to community and charitable organizations, Mr. Zelnak has served as Chairman of the North Carolina Chamber and the National Stone, Sand and Gravel Association. He currently serves on the Advisory Board of the College of Management at North Carolina State University and is a Trustee Emeritus of the Georgia Tech Foundation Board. Mr. Zelnak received a Bachelor's degree from Georgia Institute of Technology and Master's degrees in Administrative Science and Business Administration from the University of Alabama system.

Key attributes, experience and skills:

- Former Chairman and CEO of Martin Marietta

- Extensive mentorship, business and operating experience

- Knowledge of all aspects of Martin Marietta and the construction aggregates industry

- Broad strategic and financial experience

- Knowledge of the homebuilding industry and factors that impact construction



The Board Unanimously Recommends a Vote "**FOR**" All Nominees for Election to the Board of Directors on this Proposal 1

 Audit Committee    Ethics, Environment, Safety and Health Committee    Executive Committee    Finance Committee    Management Development and Compensation Committee    Nominating and Corporate Governance Committee

Director Compensation

Martin Marietta uses a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board of Directors. In setting Director compensation, Martin Marietta considers the significant amount of time that Directors expend in fulfilling their duties to Martin Marietta as well as the skill level required by Martin Marietta of members of the Board. The Board determines reasonable compensation for Directors upon recommendation of the Management Development and Compensation Committee of the Board, which retains an independent compensation consultant to assist it in making each recommendation.

Cash Compensation Paid to Board Members

The cash-based elements of annual Director compensation for fiscal year 2018 paid in quarterly installments, measured from the end of the month during which the Annual Meeting of Shareholders is held, were as follows.

Cash Component Amount	
Annual Board cash retainer	$120,000
Annual Audit Committee chair retainer[1]	$ 20,000
Annual Management Development and Compensation Committee chair retainer[2]	$ 17,500
Annual Finance Committee chair retainer[2]	$ 15,000
Annual Nominating and Corporate Governance Committee chair retainer[2]	$ 15,000
Annual Ethics, Environmental, Health & Safety Committee chair retainer[2]	$ 8,000
Annual Audit Committee member retainer[2]	$ 5,000
Annual Lead Independent Director retainer[3]	$ 30,250

[1] This is in addition to the annual retainer and the annual Audit Committee member retainer

[2] This is in addition to the annual retainer in view of increased responsibilities

[3] This is in addition to the annual retainer and the annual Committee chair retainers in view of increased responsibilities

The Company reimburses Directors for the travel expenses of, or provides transportation on Company aircraft for, Board and Committee meetings, meetings with management or independent consultants or advisors, and other Company-related events, such as Investor Day and meetings with potential Board candidates. Martin Marietta's plane was used to transport some Directors to and from Board and Committee meetings, but no Directors received personal use of Martin Marietta's plane or other perquisites or personal benefits in 2018.

Equity Compensation Paid to Board Members

Non-employee Directors received an award of restricted stock units (RSUs) with a value of $130,000 (rounded up to the nearest RSU) based on the closing price as of the date of grant, which was generally immediately following the 2018 Annual Meeting of Shareholders in May 2018. In May 2018, this award was 609 RSUs. Ms. Ables received her RSU award of 744 RSUs when she joined the Board. The RSUs granted to the Directors in 2018 were fully vested upon award. Directors are required to defer at least 50% of the RSUs until retirement from the Board. Directors may choose to voluntarily defer an additional portion of their RSUs, and any RSUs that are not so deferred are settled in shares of common stock of Martin Marietta as soon as practicable following the grant date. The RSUs were awarded under the Martin Marietta Amended and Restated Stock-Based Award Plan (the "Stock Plan"), which was approved by shareholders on May 19, 2016. The Stock Plan provides that, during any calendar year, no non-employee Director may be granted (i) restricted shares and other full-value stock-based awards, including RSUs, in respect of more than 7,000 shares of common stock of Martin Marietta or (ii) options or stock appreciation rights in respect of more than 20,000 shares of common stock of Martin Marietta.

The Directors do not have voting or investment power for their respective RSUs.

Deferred Compensation Program for Board Members

The Common Stock Purchase Plan for Directors provides that non-employee Directors may elect to receive all or a portion of their fees earned in 2018 in the form of Martin Marietta's common stock units. If deferral is elected, there is a mandatory deferral minimum time of three years with, subject to certain restrictions, redeferrals at each Director's election up to the date the person ceases to be a Director or the date that is one year and one month following the date that the person ceases to be a Director. Directors may elect to receive payment of the deferred amount in a single lump sum or in equal annual installments for a period up to ten years. By resolution adopted by Martin Marietta's Board of Directors on May 17, 2018, amounts deferred under the plan in common stock are credited toward units of common stock at 100% of the fair market value of the common stock (the closing price of the common stock as reported in *The Wall Street Journal*) on the date the Director fees would otherwise be paid. Prior to that, amounts deferred under the plan in common stock were credited toward units of common stock at a 20% discount from the fair market value of the common stock (the closing price of the common stock as reported in *The Wall Street Journal*) on the date the Director fees would otherwise be paid. There are no matching contributions made by Martin Marietta. Dividend equivalents are paid on the units at the same rate as dividends are paid to all shareholders. The Directors do not have voting or investment power for their respective common stock units. Directors may also elect to defer their fees into a cash-based account on the same basis. Amounts deferred under the plan in cash are credited with interest at the prime rate as of January 1 of that year.



Director Compensation Table

The table below summarizes the compensation paid by Martin Marietta to each person who served as a non-employee Director during the fiscal year ended December 31, 2018.

Name[1] (a)	Fees Earned or Paid in Cash ($)[2] (b)	Stock Awards ($)[3] (c)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4] (f)	All Other Compensation ($)[5] (g)	Total ($) (h)
Dorothy M. Ables	31,250	130,073	0	357	161,680
Sue W. Cole	128,250	130,027	17,666	52,922	328,935
Smith W. Davis	93,750	130,027	13	1,280	225,070
John J. Koraleski	120,000	130,027	133	9,887	260,047
David G. Maffucci[6]	60,000	130,027	4,600	17,075	211,702
Laree E. Perez	137,000	130,027	8,287	26,381	301,695
Michael J. Quillen	158,625	130,027	8,054	38,895	335,601
Dennis L. Rediker	126,000	130,027	13,625	37,034	306,686
Donald W. Slager	115,000	130,027	142	2,652	247,821
Stephen P. Zelnak, Jr.	128,250	130,027	6,340	29,984	294,601

[1] Mr. Nye, who is the Chief Executive Officer of Martin Marietta and a member of the Board of Directors, is not included in this table because he is not compensated separately for his service as a Director. The compensation received by Mr. Nye as an employee of Martin Marietta is shown in the Summary Compensation Table on page 54.

[2] The amounts in column (b) reflect fees earned in 2018. Some of these fees were deferred pursuant to the Common Stock Purchase Plan for Directors in the form of common stock units. The number of units of common stock credited in 2018 to each of the Directors under the Common Stock Purchase Plan for Directors and the grant date fair value for these awards determined in accordance with FASB ASC Topic 718, which includes the 20% discount for the February 28, 2018 payment, are as follows: Ms. Ables, 0; Ms. Cole, 665 units and $108,211 value, respectively; Mr. Davis, 463 units and $75,276 value, respectively; Mr. Koraleski, 624 units and $101,543, respectively; Mr. Maffucci, 64 units and $10,850 value, respectively; Ms. Perez, 0; Mr. Quillen, 824 units and $133,950 value, respectively; Mr. Rediker, 132 units and $21,477 value, respectively; Mr. Slager, 0; and Mr. Zelnak, 333 units and $54,182 value, respectively. The number of units credited to each of the Directors as of December 31, 2018, including units accumulated under the plan for all years of service as a Director, is as follows: Ms. Ables, 0; Ms. Cole, 15,917; Mr. Davis, 463; Mr. Koraleski, 624; Mr. Maffucci, 0; Ms. Perez, 5,258; Mr. Quillen, 7,266; Mr. Rediker, 9,965; Mr. Slager, 0; and Mr. Zelnak, 6,530. The 20% discount from the market price of Martin Marietta's common stock used in converting to common stock units is reported in column (g). Ms. Ables joined the Board in November 2018 and her fees were prorated.

[3] Each Director who was serving immediately following the 2018 Annual Meeting of Shareholder received 609 RSUs in May 2018. Ms. Ables received 744 RSUs upon joining the Board in November 2018. The amounts in column (c) reflect the grant date fair value for these awards determined in accordance with FASB ASC Topic 718. The RSUs fully vested upon award and will be distributed to the Director upon retirement, except Mr. Maffucci, Ms. Perez and Mr. Quillen each received a distribution of 305 unrestricted shares of common stock and deferred the distribution of 304 RSUs until retirement. As of December 31, 2018, each Director held RSUs in the amounts as follows: Ms. Ables, 744; Ms. Cole, 9,553; Mr. Davis, 609; Mr. Koraleski, 1,548; Ms. Perez, 9,029; Mr. Quillen, 9,029; Mr. Rediker, 9,553; Mr. Slager, 1,587; and Mr. Zelnak, 8,174. As of December 31, 2018, none of the Directors held options for common stock. Mr. Maffucci's RSUs were distributed upon his retirement.

[4] The amounts in column (f) reflect interest paid on fees deferred in cash under the Common Stock Purchase Plan for Directors.

[5] The amounts in column (g) reflect for each Director: (i) an amount equal to the 20% discount from the market price of Martin Marietta's common stock used in converting fees deferred on February 28, 2018 into common stock units pursuant to the Common Stock Purchase Plan for Directors, and (ii) the dollar value of dividend equivalents paid in 2018 on common stock units held under the plan. The Directors did not receive perquisites or other personal benefits in 2018.

[6] Mr. Maffucci resigned as a Director on June 5, 2018.



Security Ownership of Certain Beneficial Owners and Management

How much stock do Martin Marietta's Directors and executive officers own?

The following table sets forth information as of March 8, 2019 with respect to the shares of common stock that are beneficially owned by the Directors, the Chief Executive Officer, the Chief Financial Officer, and the three other named executive officers who are listed in the Summary Compensation Table on page 54 of this proxy statement, individually, and by all Directors and executive officers of Martin Marietta as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Deferred and Restricted Units[5]	Total
Dorothy M. Ables	744[2]	—	744
Roselyn R. Bar	48,006[3]	18,905	66,911
Sue W. Cole	30,776[2,4]	—	30,776
Smith W. Davis	1,232[2]	—	1,232
Daniel L. Grant	7,826[3]	12,391	20,217
John J. Koraleski	6,239[2]	—	6,239
Donald A. McCunniff	8,527[3]	13,510	22,037
James A. J. Nickolas	1,430[3]	9,246	10,676
C. Howard Nye	148,104[3]	64,293	212,397
Laree E. Perez	14,811[2]	—	14,811
Michael J. Quillen	18,738[2]	—	18,738
Dennis L. Rediker	19,554[2]	—	19,554
Donald W. Slager	1,587[2]	—	1,587
Stephen P. Zelnak, Jr.	22,144[2]	—	22,144
All Directors and executive officers as a group (15 individuals including those named above)	331,400[2,4]	126,972	458,372

[1] As to the shares reported, unless indicated otherwise, (i) beneficial ownership is direct, and (ii) the person indicated has sole voting and investment power. None of the Directors or named executive officers individually own in excess of one percent of the shares of common stock outstanding. All Directors and executive officers as a group own 0.73% of the shares of common stock outstanding as of March 8, 2019. None of the shares reported are pledged as security.

[2] Amounts reported include (1) compensation paid on an annual basis that Directors have received in common stock units that are deferred pursuant to the Amended and Restated Martin Marietta Materials, Inc. Common Stock Purchase Plan for Directors and (2) RSUs that each Director received in 2018 as part of their compensation. The Directors do not have voting or investment power for their respective common stock units and RSUs. The number of common stock units credited to each of the Directors pursuant to the Common Stock Purchase Plan as of March 8, 2019 is as follows: Ms. Ables, 0; Ms. Cole, 15,860; Mr. Davis, 623; Mr. Koraleski, 791; Ms. Perez, 5,258; Mr. Quillen, 7,218; Mr. Rediker, 10,001; Mr. Slager, 0; and Mr. Zelnak, 6,620.

[3] The number of shares owned for each of Mr. Nye, Ms. Bar, Mr. McCunniff, Mr. Grant, Mr. Nickolas and all Directors and executive officers as a group assumes that options held by each of them covering shares of common stock in the amounts indicated, which are currently exercisable within 60 days of March 8, 2019, have been exercised: Mr. Nye, 56,533; Ms. Bar, 11,221; Mr. McCunniff, 8,251; Mr. Grant, 1,534; Mr. Nickolas, 0 and all Directors and executive officers as a group, 77,539.

[4] Includes an approximation of the number of shares in IRA account.

[5] The amounts reported include common stock units credited to each of the NEOs in connection with (i) their deferral of a portion of their cash bonus under the Martin Marietta Materials, Inc. Incentive Stock Plan, and (ii) RSUs (not including any performance-based share units (PSUs) granted under the Stock Plan that are subject to forfeiture in accordance with the terms of the plan and are scheduled to vest within 60 days of March 8, 2019), each in the following amounts: Mr. Nye, 18,711 and 45,582, respectively; Ms. Bar, 3,441 and 15,464, respectively; Mr. Nickolas, 735 and 8,511, respectively; Mr. McCunniff, 1,561 and 11,949, respectively; Mr. Grant, 1,573 and 10,818, respectively; and all Directors and executive officers as a group, 26,488 and 100,484 respectively. There are no voting rights associated with the stock units.



Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Directors and officers of Martin Marietta and persons who own more than 10% of the common stock to file with the Securities and Exchange Commission initial reports of ownership and reports in changes in ownership of the common stock. Directors, officers and more than 10% shareholders are required by Securities and Exchange Commission regulations to furnish to Martin Marietta copies of all Section 16(a) reports filed. Based solely on its review of copies of reports furnished to Martin Marietta and written representations of Directors and officers, the Company believes that during fiscal year 2018, such filing requirements were timely satisfied.

Who are the largest owners of Martin Marietta's stock?

The following table sets forth information with respect to the shares of common stock which are held by persons known to Martin Marietta to be the beneficial owners of more than 5% of such stock as of March 8, 2019. To the best of Martin Marietta's knowledge, based on filings with the Securities and Exchange Commission as noted below, no person beneficially owned more than 5% of any class of Martin Marietta's outstanding voting securities at the close of business on March 8, 2019, except for those shown below.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group[1] 100 Vanguard Boulevard V26 Malvern, PA 19355	6,841,180	10.95%
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	3,945,492	6.31%

[1] As reported in Schedule 13G/A reporting beneficial ownership as of December 31, 2018 filed with the Securities and Exchange Commission on February 11, 2019, indicating sole power to vote 77,275 shares, shared power to vote 13,245 shares, sole power to dispose of 6,751,400 shares, and shared power to dispose of 89,780 shares.

[2] As reported in Schedule 13G/A reporting beneficial ownership as of December 31, 2018 filed with the Securities and Exchange Commission on February 6, 2019, indicating sole power to vote 3,470,515 shares and sole power to dispose of 3,945,492 shares.



Corporate Governance Matters

Corporate Governance Philosophy

Martin Marietta has a culture dedicated to ethical business behavior and responsible corporate activity, which we believe promotes the long-term interests of shareholders. This commitment is reflected in our *Corporate Governance Guidelines*, posted and available for public viewing on Martin Marietta's website at *ir.martinmarietta.com/investor-relations/corporate-governance*, which set forth a flexible framework within which the Board, assisted by its Committees, directs the affairs of Martin Marietta. The *Guidelines* address, among other things, the composition and functions of the Board of Directors, director qualifications and independence, Chief Executive Officer performance evaluation and management succession, Board Committees and the selection of new Directors.

Martin Marietta's *Code of Ethical Business Conduct* has been in place since the 1980s and is regularly updated. It applies to all Board members, officers, and employees, providing our policies and expectations on a number of topics, including our commitment to good citizenship, promoting a positive and safe work environment, avoiding conflicts of interest, honoring the confidentiality of sensitive information, preservation and use of Company assets, compliance with all laws, and operating with integrity in all that we do. To implement the *Code of Ethical Business Conduct*, Board members, officers, and employees participate regularly in ethics training. There have been no waivers from any provisions of our *Code of Ethical Business Conduct* to any Board member or executive officer.

In addition, the Board believes that accountability to shareholders is a mark of good governance and critical to Martin Marietta's success. To that end, management regularly engages with shareholders on a variety of topics throughout the year, including sustainability and governance, to ensure we are addressing their questions and concerns, to seek input and to provide perspective on Company policies and practices. Feedback received during these discussions is shared with the Board and directly impacts deliberations on material topics. See discussion of our shareholder outreach on pages 5 and 33.

The chart below provides a snapshot of Martin Marietta's governance highlights.





Who are Martin Marietta's Independent Directors?

All of Martin Marietta's Directors are non-employee Directors except Mr. Nye. Mr. Nye does not sit in the executive sessions of the independent Directors unless invited to attend for a specific discussion nor does he participate in any action of the Board relating to any executive compensation which he may receive.

In assessing the independence of its members, the Board has adopted for Martin Marietta a set of *Guidelines for Director's Independence*. The Guidelines are posted and available for public viewing on Martin Marietta's website at *ir.martinmarietta.com/investor-relations/corporate-governance*. These Guidelines reflect the rules of the NYSE, applicable requirements of the SEC, and other standards determined by the Board to be important in assessing the independence of Board members. The Board has determined that, other than Mr. Nye, all members of the Board are "independent" under these Guidelines, resulting in 90% of the Board being independent. The Board of Directors has determined that no Director (except Mr. Nye), or any person or organization with which the Director has any affiliation, has a relationship with Martin Marietta that may interfere with his or her independence from Martin Marietta and its management. In making this "independence" determination, the Board considered other entities with which the Directors were affiliated and any business Martin Marietta had done with such entities.

Do the independent Directors ever meet without management?

Martin Marietta's *Corporate Governance Guidelines* adopted by the Board provide that at least two Board meetings each year will include an executive session of the non-employee Directors to discuss such topics as they may choose, including a discussion of the performance of Martin Marietta's Chairman and Chief Executive Officer. In 2018, Martin Marietta's independent Directors met at each regularly scheduled Board meeting, consisting of four times in executive session without management, in addition to executive sessions held by Committees of the Board. In 2018, all the independent Directors were non-employees.

What is the Board's leadership structure?

Our *Corporate Governance Guidelines* provide that the Board's policy as to whether the Chairman and CEO positions should be separate is to adopt the practice that best serves the Company's needs at any particular time. The Nominating and Corporate Governance Committee and the Board discussed board leadership alternatives in connection with combining the Chairman and CEO roles.

The Board believes that, at the present time, the Company is best served by allocating governance responsibilities between a combined Chairman and CEO and a Lead Independent Director with robust responsibilities. This structure allows the Company to present a single face to our constituencies through the combined Chairman and CEO position while at the same time providing an active role and voice for the independent directors through the Lead Independent Director.

REASONS FOR COMBINED CHAIR AND CEO

Key highlights:

- The independent Board members believe that Mr. Nye has extensive experience in all facets of the construction materials industry, in both the U.S. and with global competitors.

- Mr. Nye has been effective in creating shareholder value through strategic acquisitions and divestitures, with achievement of expected synergies.

- Mr. Nye has in-depth knowledge of safety, environmental, and regulatory considerations that impact the business and oversight of management.

- Mr. Nye has demonstrated his leadership and vision to guide the Board in its oversight of management with the development of two five-year strategic plans, with the current Strategic Operating Analysis and Review (SOAR 2020) discussed with and approved by the Board in August 2015.

- Mr. Nye has engaged in an active investor relations program, including the Company's Investor Day presentations, and leads the Board in understanding the perspective of the Company's shareholders.

- Mr. Nye is the only member of management who sits on the Board.

- Strong independent directors comprise 90% of the current Board, and open communications exist between Mr. Nye and the independent directors.

As a result of Mr. Nye's tenure at Martin Marietta and strong performance as a leader since his election as CEO, the Board believes he is uniquely qualified through his experience, education and expertise to be the person who promotes strong and visionary leadership for our Board as well as important recognition as the leader of Martin Marietta by our customers, employees and other constituencies. The Board also believes that Mr. Nye's serving as both Chairman and CEO is appropriate taking into consideration the size and nature of our business, Mr. Nye's effective and careful formulation and execution of our strategic plan, his established working relationship and open communication with our other Directors, both during meetings and in the intervals between meetings, the significant board-level experience of our independent Directors as a whole, the strong independent leadership and accountability to shareholders provided by 90% of our Directors being independent, the independent leadership provided by our Committee chairs, and our Board culture in which Mr. Nye and the other Directors are able to thoughtfully debate different points of view and reach consensus in an efficient manner.



Does the Board have a Lead Independent Director?

In deciding that a combined Chairman and Chief Executive Officer position is the appropriate leadership structure for the Company at this time, the Nominating and Corporate Governance Committee and Board also recognized the benefit of independent leadership to enhance the effectiveness of the Board's oversight role and communications between the Board and Mr. Nye. Accordingly, in November 2014, our *Corporate Governance Guidelines* were revised to provide that in the event the Chairman and Chief Executive Officer positions are held by one person, our independent Directors may designate a Lead Independent Director from among the independent Directors. The designation of the Lead Independent Director is to be made annually, although with the expectation of the Board that the Lead Independent Director will be re-appointed for multiple, consecutive one-year terms. Michael J. Quillen currently serves as the Lead Independent Director.

The responsibilities of the Lead Independent Director include:

- Presiding at Board meetings when the Chairman is not present.

- Presiding at executive sessions of the independent Directors, with or without the attendance of the Chairman, and meeting separately with the Chairman after executive sessions to review the matters discussed during the executive sessions.

- Acting as a liaison between the Chairman and the independent Directors.

- Suggesting to the Chairman agenda items for Board meetings and consulting with the Chairman regarding Board meeting schedules.

- Calling, where necessary, meetings of independent Directors and executive sessions.

- Being available to meet with shareholders and other key constituents.

- Acting as a resource for, and counsel to, the Chairman.

In addition, the Lead Independent Director attends and meets with shareholders at Company-sponsored Investor Days.

What is the Board's role in risk oversight?

Our Board currently has nine independent members and only one non-independent member, Mr. Nye. A number of our independent Board members are serving or have served as members of senior management of other public companies, have served as directors of other public companies, and otherwise have experience and/or educational backgrounds that we believe qualify them to effectively assess risk. Each of our Board Committees, including our key Committees of Audit, Management Development and Compensation, and Nominating and Corporate Governance Committees, are comprised solely of independent Directors, each with a different independent Director serving as Chair of the Committee (other than the Executive Committee, which does not meet on a regular basis).

The Board has overall responsibility for oversight of risk management. The Board believes that an effective risk management system will (1) timely identify the material risks that Martin Marietta faces, (2) communicate necessary information with respect to material risks to senior executives and, as appropriate, to the Board or relevant Board Committee, (3) determine whether the risk is excessive or appropriate under the circumstances and designed to achieve a legitimate corporate goal, (4) implement risk management responses consistent with Martin Marietta's risk profile, and (5) integrate risk management into Martin Marietta's decision-making.

The Board delegates certain responsibilities to Board Committees to assist in fulfilling its risk oversight responsibilities. Each of the Committees reports regularly to the full Board of Directors as to actions taken and topics discussed. In addition, the Board regularly reviews with management the most significant risks facing Martin Marietta, the probabilities of those risks occurring, the steps taken to mitigate any impact of risks, and management's general risk management strategy. In addition, the Board encourages management to promote a corporate culture that incorporates risk management into Martin Marietta's day-to-day operations.

The Board has designated the Audit Committee to take the lead in overseeing risks related to financial reporting, financial statements, internal control environment, internal audit, independent audit, cybersecurity, and accounting processes. The Finance Committee evaluates risks associated with Martin Marietta's capital structure, including credit and liquidity risks. The Management Development and Compensation Committee oversees aspects of risk related to the annual performance evaluation of our Chief Executive Officer, succession planning and ensuring that executive compensation is appropriate to meet Martin Marietta's objectives. That Committee's assessment of the design features of our executive compensation program that reduce the risk of excessive risk-taking are discussed in the *Compensation Discussion and Analysis* on page 50. The Nominating and Corporate Governance Committee oversees aspects of risk related to the composition of the Board and its Committees, Board performance and best practices in corporate governance. The Ethics, Environment, Safety and Health Committee monitors risks in key areas of Martin Marietta's sustainability program, including health, safety, and the environment as well as the Company's ethics program.

While the Board oversees Martin Marietta's risk management, the executive officers are responsible for the day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our Company and is appropriate whether the positions of Chairman and Chief Executive Officer are separate or held by the same individual.



How would interested parties make their concerns known to the independent Directors?

The Board of Directors provides a process for shareholders and other interested parties to send communications to the Board. Shareholders and other interested parties may communicate anonymously and confidentially with the Board through Martin Marietta's Ethics Hotline at 1-800-209-4508. The Board has also designated the Corporate Secretary to facilitate communications to the Board. Shareholders and other interested parties may communicate directly with the Board of Directors, or directly with the independent Directors, or an individual Director, including the Lead Independent Director, by writing to Martin Marietta, Attn: Corporate Secretary, 2710 Wycliff Road, Raleigh, North Carolina 27607-3033.

All communications by shareholders or other interested parties addressed to the Board will be sent directly to Board members. While Martin Marietta's Ethics Office and the Corporate Secretary may review, sort, and summarize these communications, all direct communications will be presented to the independent Directors unless there is instruction from them to filter such communications (and in such event, any communication that has been filtered out will be made available to any independent Director who wishes to review it).

Martin Marietta and its Board of Directors will continue to review and evaluate the process by which shareholders or other interested persons communicate with Martin Marietta and the Board and may adopt other or further processes and procedures in this regard. If so, Martin Marietta will identify those policies and procedures on our website at *www.martinmarietta.com*.

How often did the Board meet during 2018?

Martin Marietta's Board of Directors held four regularly scheduled meetings during 2018. There were also a total of 24 Committee meetings in 2018. In addition, management confers frequently with its Directors on an informal basis to discuss Company affairs.

How many times did Directors attend meetings of the Board and its Committees?

In 2018, all Directors attended 100% of the meetings of the Board of Directors during their term of service on the Board. All Directors attended 100% of the meetings of the Committees of the Board on which they served (during the periods that they served).

Will the Directors attend the Annual Meeting?

Martin Marietta's Directors are expected to attend Martin Marietta's Annual Meeting of Shareholders. In 2018, all then-current Directors attended the Annual Meeting in May.

Will the Nominating and Corporate Governance Committee consider any Director candidates recommended by shareholders?

The Nominating and Corporate Governance Committee will consider nominees recommended by shareholders for election as a Director at an Annual Meeting of Shareholders of Martin Marietta, if the shareholder making such recommendation complies with the advance notice provisions of the Bylaws of Martin Marietta. The Bylaws of Martin Marietta require advance notice for any proposal for the nomination for election as a Director at an Annual Meeting of Shareholders that is not included in Martin Marietta's notice of meeting or made by or at the direction of the Board of Directors. In general, nominations must be delivered to the Secretary of Martin Marietta at its principal executive offices, 2710 Wycliff Road, Raleigh, North Carolina 27607, not less than 60 days nor more than 90 days prior to the first anniversary of the mailing of the proxy statement in connection with the preceding year's Annual Meeting of Shareholders and must contain specified information concerning the nominee and the shareholder proposing the nomination. Any shareholder desiring a copy of the Bylaws of Martin Marietta will be furnished a copy without charge upon written request to the Secretary of Martin Marietta. Since the 2018 Annual Meeting, Martin Marietta has not made any material changes to the procedures by which shareholders may recommend nominees to Martin Marietta's Board of Directors. Additional information is contained in the section entitled *"Shareholders' Proposals For 2020 Annual Meeting"* below.

How does the Board select nominees for the Board?

The Nominating and Corporate Governance Committee will consider candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. The Committee may also retain a third-party executive search firm to identify potential candidates for its consideration from time to time. The Committee makes an initial determination as to whether to conduct a full evaluation of the candidate, and reviews all information provided to the Committee, including the recommendations for the prospective candidate and the Committee's own knowledge of the prospective candidate. If the Committee determines that additional consideration is warranted, interviews are conducted by the members of the Committee, as well as the Chief Executive Officer of Martin Marietta; appropriate inquiries are conducted into the background and qualifications of potential candidates; the Committee meets to discuss its evaluation and feedback from the Chief Executive Officer; and, if the Committee determines to do so, it makes a recommendation to the full Board as to the persons who should be nominated by the Board. The Board of Directors determines the nominees after considering the recommendation and report of the Committee.

In evaluating any potential candidate, the Nominating and Corporate Governance Committee considers the extent to which the candidate has the personal characteristics and core competencies outlined in the *Guidelines for Potential New Board Members* adopted by the Committee, and takes into account all other factors it considers appropriate. A copy of these *Guidelines* is attached to this proxy statement as Appendix A.



Our Articles of Incorporation provide that the size of the Board shall be not less than nine nor more than 11, with the number of Directors to serve on the Board being set within that range by the Board. The Board has set the size of the Board to nine, effective upon commencement of the 2019 Annual Meeting. The Nominating and Corporate Governance Committee did not retain a search firm in 2018 to help identify director prospects and other tasks relating to potential new Board members. Ms. Ables, who was first elected by the Board in November 2018, was initially identified by the Chairman, President and CEO and was recommended as a Director nominee by the Nominating and Corporate Governance Committee.

Do the Board Committees have charters? How can shareholders obtain them?

Martin Marietta's Board of Directors has adopted written charters meeting the requirements of the NYSE for the Audit Committee, Management Development and Compensation Committee, and Nominating and Corporate Governance Committee. These charters address the purposes and responsibilities of each Committee, as described above, and provide for an annual performance evaluation of each Committee. Copies of these charters, and the charters of the other Committees of the Board, are posted on Martin Marietta's website at *ir.martinmarietta.com/investor-relations/corporate-governance,* along with copies of Martin Marietta's *Corporate Governance Guidelines, Code of Ethical Business Conduct*, and *Guidelines for Director's Independence*.

How are transactions with persons related to Martin Marietta reviewed?

The SEC requires Martin Marietta to disclose in this proxy statement certain transactions in which Martin Marietta participates and in which certain persons considered "related persons" of Martin Marietta have a direct or indirect material interest. These "related persons" would include the Directors and executive officers of Martin Marietta, nominees for Director, certain control persons, and their immediate family members. Since January 1, 2018, there have been no such transactions.

Each Director, executive officer, and nominee for Director of Martin Marietta receives and agrees to abide by Martin Marietta's *Code of Ethical Business Conduct*. Martin Marietta considers that any transaction in which Martin Marietta participates and in which any related person of Martin Marietta has a direct or indirect material interest will be subject to review, approval or ratification, as appropriate under the circumstances, by Martin Marietta under the standards enumerated in Martin Marietta's *Code of Ethical Business Conduct.* If a proposed transaction is one in which a Director of Martin Marietta has an actual or potential conflict of interest, it will be subject to review by the Chairman of the Board of Directors and the Chairman of the Nominating and Corporate Governance Committee.

Any waivers of the *Code of Ethical Business Conduct* for Directors and executive officers may be made only by Martin Marietta's Board of Directors or any Committee to which it delegates that authority. Any waivers for Directors and executive officers and any amendments to the *Code of Ethical Business Conduct* will be promptly disclosed to Martin Marietta's shareholders by posting on our website, *www.martinmarietta.com*.

In assessing the independence of its members, the Board considers any interests a director may have in any transactions in which Martin Marietta participates. The Board also considers other entities with which the Directors are affiliated and any business Martin Marietta has done with such entities.



Proposal 2
Independent Auditors
(Item 2 on Proxy Card)

The Audit Committee has appointed PricewaterhouseCoopers LLP (PwC), an independent registered public accounting firm, to audit the consolidated financial statements of Martin Marietta and the effectiveness of Martin Marietta's internal control over financial reporting for the 2019 fiscal year and the Board of Directors recommends that the shareholders ratify this appointment. The ratification of the appointment of PwC is being submitted to the shareholders because the Board of Directors believes this to be good corporate practice. Should the shareholders fail to ratify this appointment, the Audit Committee will review the matter and determine, in its sole discretion, whether PwC or another independent registered public accounting firm should be retained.

PwC served as Martin Marietta's independent auditors for 2018 and audited the consolidated financial statements of Martin Marietta for the year ended December 31, 2018 and the effectiveness of Martin Marietta's internal control over financial reporting as of December 31, 2018. In connection with the audit of Martin Marietta's 2018 consolidated financial statements, Martin Marietta entered into an engagement letter with PwC that sets forth the terms by which PwC would perform audit services for Martin Marietta.

The Audit Committee is solely responsible for retaining or terminating Martin Marietta's independent auditors. Representatives of PwC are expected to attend the Annual Meeting, will have the opportunity to make a statement if they so desire, and will be available to respond to questions from shareholders.

 The Board Unanimously Recommends a Vote "**FOR**" on this Proposal 2

Summary of Fees

The following table summarizes the aggregate fees billed for professional services rendered to Martin Marietta by PwC in 2018 and 2017.

	2018	2017
Audit Fees[1]	$2,883,000	$ 2,872,000
Audit-Related Fees[2]	100,000	103,000
Tax Fees[3]	22,000	20,000
All Other Fees[4]	3,000	0
TOTAL	$3,008,000	$ 2,995,000
Percentage of Audit & Audit-Related Fees to Total Fees	99.2%	99.3%

[1] Services in connection with the annual consolidated financial statement audit, the annual internal controls audit, and reviews of the consolidated financial statements included in the quarterly reports.

[2] Services in connection with audit-related services, including agreed-upon procedures reports and subsidiary audits.

[3] Services in connection with tax advice related to transfer pricing matters.

[4] Other fees include license fees for technical accounting software.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that requires advance approval of all audit, audit-related, tax services, and other services performed by its independent auditor. The policy provides for pre-approval by the Audit Committee of specifically defined audit and non-audit services. Unless the specific service has been previously pre-approved with respect to that year, the Audit Committee must approve the permitted service before the independent auditor is engaged to perform it. The Audit Committee has delegated to the Chair of the Audit Committee authority to approve permitted services, provided that the Chair reports any decision to the Committee at its next scheduled meeting.

Audit Committee Review

In connection with the Audit Committee's review of services rendered and fees billed by the independent auditor, the Audit Committee has considered whether the provision of the non-audit related services described above is compatible with maintaining the independent auditors' independence and has concluded that the provision of these services did not compromise such independence.



Audit Committee Report

The Audit Committee operates under a written charter adopted by the Board of Directors, which is reassessed at least annually for adequacy by the Audit Committee. The Directors who serve on the Audit Committee have no financial or personal ties to Martin Marietta (other than Director compensation and equity ownership as described in this proxy statement) and are all "independent" for purposes of the Securities and Exchange Commission's regulations, the New York Stock Exchange listing standards, and the *Guidelines for Director's Independence* adopted by the Board of Directors. The Board of Directors has determined that none of the Audit Committee members has a relationship with Martin Marietta that may interfere with the Director's independence from Martin Marietta and its management. Copies of the Audit Committee's charter and Martin Marietta's *Guidelines for Director's Independence* can be viewed on Martin Marietta's website at *ir.martinmarietta.com/investor-relations/corporate-governance.*

The Board of Directors has charged the Audit Committee with a number of responsibilities, including review of the adequacy of Martin Marietta's financial reporting, accounting systems, and internal controls. Martin Marietta's independent auditors and the vice president of the internal audit function report directly and are ultimately accountable to the Audit Committee.

In the discharge of its responsibilities, the Audit Committee has reviewed and discussed with management and the independent auditors Martin Marietta's audited consolidated financial statements for fiscal year 2018. In addition, the Committee has discussed with the independent auditors matters such as the quality (in addition to acceptability), clarity, consistency, and completeness of Martin Marietta's financial reporting, as required by Auditing Standard No. 1301, *Communications with Audit Committees*, as adopted by the Public Company Accounting Oversight Board.

The Audit Committee has received from the independent auditors written disclosures and a letter concerning the independent auditors' independence from Martin Marietta, as required by the Public Company Accounting Oversight Board in Rule 3526, *Communication with Audit Committees Concerning Independence*, and has discussed with the independent auditors the independent auditors' independence. These disclosures have been reviewed by the Committee and discussed with the independent auditors.

Based on these reviews and discussions, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in Martin Marietta's 2018 Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

February 21, 2019

AUDIT COMMITTEE

Laree E. Perez, *Chair*
Dorothy M. Ables
John J. Koraleski
Dennis L. Rediker



Management Development and Compensation Committee Report

The Management Development and Compensation Committee has reviewed and discussed with management the *Compensation Discussion and Analysis* beginning on page 32 of this Proxy Statement. Based on this review and discussion, the Management Development and Compensation Committee recommended to the Board of Directors that the *Compensation Discussion and Analysis* be included in Martin Marietta's 2018 Annual Report on Form 10-K and this Proxy Statement.

February 20, 2019

MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE

Michael J. Quillen, *Chair*
Sue W. Cole
John J. Koraleski

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The members of Martin Marietta's Management Development and Compensation Committee are Directors Cole, Koraleski, and Quillen, none of whom has ever been an officer or employee of Martin Marietta or any of its subsidiaries, or had any relationship requiring disclosure by Martin Marietta under Item 404 of Regulation S-K of the SEC. There are no executive officer-Director interlocks where an executive of Martin Marietta serves on the compensation committee of another corporation that has an executive officer serving on Martin Marietta's Board of Directors.



Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis, or CD&A, describes our 2018 executive compensation program and the attendant oversight provided by the Management Development and Compensation Committee of the Board of Directors (the Committee). It also summarizes our executive compensation structure and discusses the compensation earned by Martin Marietta's NEOs (the CEO, the CFO, and the three other most highly compensated executive officers in 2018) as presented below in the tables under "*Executive Compensation*" following this CD&A, which contain detailed compensation information quantifying and further explaining our NEOs' compensation.

For 2018, our NEOs were:

NEO	Title
C. Howard Nye	Chairman of the Board, President and Chief Executive Officer
James A. J. Nickolas	Senior Vice President and Chief Financial Officer
Roselyn R. Bar	Executive Vice President, General Counsel and Corporate Secretary
Daniel L. Grant	Senior Vice President – Strategy and Development
Donald A. McCunniff	Senior Vice President – Human Resources



Executive Summary

We are committed to maintaining strong pay and governance practices in which pay is tied to performance. We hired Mercer, a leading independent consulting firm to help us in this regard.

The Committee feels strongly that our executive compensation programs should evolve and be adjusted over time to support the achievement of our business goals, to reflect our challenges, and to promote both the near- and long-term profitable growth of Martin Marietta. During 2018, the Committee reviewed and evaluated market trends and best practices in designing and implementing elements of our compensation program. The Committee continues to believe that the goals for our executive

compensation programs are to incentivize and reward achievement that creates value for our shareholders.

Our annual incentives are based on the achievement of various performance metrics, including overall financial performance, shareholder returns, safety performance, sustainability, environmental and regulatory compliance results, management of working capital, and organic and inorganic growth. In addition to looking carefully at our results in these areas, we also conduct an annual assessment of compensation practices, which are more fully described below. Our long-term incentives are designed to align executives with shareholder interests and to tie incentives with long-term goals.

Shareholder Outreach and Shareholder Feedback on 2018 Say On Pay

We regularly engage with our shareholders to understand the topics that matter most to them as they relate to executive compensation. We consider the input of our shareholders, along with emerging best practices, to ensure alignment with our executive pay programs. Notably, in 2018, most investors with whom we engaged reacted positively to our pay-for-performance alignment and executive compensation programs. However, they indicated concern with the inclusion of an excise tax gross-up and walk-right in our legacy change in control agreements. We spoke to many of our shareholders in 2018, including most of our top 30 shareholders, and listened to their feedback. Based on that, we made meaningful changes to our compensation arrangements intended to be responsive to the concerns raised. In this regard:

- We received over 96% support on our Say On Pay vote in 2017 and 2016. Prior to 2018, the lowest Say on Pay vote we received was 93.6%.

- In connection with the 2018 Say On Pay vote of 78.9%, we engaged and integrated shareholder feedback. This led to the following changes:

  — The existing Employment Protection Agreement (EPA) with each executive officer has been modified to eliminate the IRS 280G excise tax gross-up

  — The existing EPA with each executive officer has been modified to also eliminate the walk-right and the inclusion of the value of perquisites in the severance calculation

  — New EPAs will not contain the provisions that were eliminated

  — Beginning in 2019, equity award agreements will no longer contain single-trigger vesting provisions

We have a history of being responsive to our shareholders. At our 2017 Annual Meeting, a nonbinding advisory shareholder proposal to adopt a proxy access Bylaw was supported by a majority of the shares that voted on the proposal. Martin Marietta engaged in discussion with some of our largest shareholders regarding proxy access and, while not unanimous in their view, they generally supported the concept of proxy access. Based on the vote, these discussions, and additional dialogue with the proposal's proponent, the Board amended our Bylaws in February 2018 to implement proxy access.

We regularly talk to long-term shareholders and appreciate the opportunity to gain further insight and understanding into their views. In 2018 our investor relations outreach extended to 111 meetings with 324 investment groups in the United States, Canada, the United Kingdom, and Europe.

We update the Committee and the Board on our conversations with investors, and this investor input, along with the feedback from its independent compensation consultant, assists the Committee as it maintains its focus on aligning pay and performance.

We speak to almost all of our top 25 shareholders at least annually, which represents approximately 70% of our outstanding shares.

We view a continuing, constructive dialogue with our long-term shareholders as critically important to ensuring that we remain aligned with their interests.



Our 2018 Performance

By almost any meaningful measure, 2018 was a remarkable year for Martin Marietta. We achieved full-year record financial results for the seventh year in a row. We continue to focus not only on the operations of the Company, but also on the best practices needed to make Martin Marietta not just the best aggregates company, but rather one of the world's best companies. Our Company performance, coupled with the achievement of key strategic goals, delivered excellent results in 2018, and established an enhanced solid foundation for continued performance and delivery of shareholder value.

 Adjusted EBITDA* of $1.1 BILLION, an all-time high

 SOLID PRICING GAINS AND MODEST IMPROVEMENT IN SHIPMENTS across heritage Building Materials business

 Disciplined execution of our LONG-TERM STRATEGIC PLAN

 Revenue and profitability growth driven largely by BLUEGRASS MATERIALS ACQUISITION

 Meaningful INCREASE IN DIVIDEND and resumed SHARE REPURCHASE program

 BEST HERITAGE SAFETY PERFORMANCE in Company's history

* Adjusted for certain non-reconciliation. See Appendix B for reconciliation to reported net earnings. Adjusted EBITDA is a metric used for executive performances targets

We continue to focus on our capital allocation and shareholder returns to create shareholder value. Martin Marietta has returned more capital to its shareholders over the last five years than any of our peers in heavy construction materials.

Cumulative Capital Return as % of Operating Cash Flow (2014 – 2018)



Source: company filings, FactSet as of 3/15/2019

In 2018, we continued to focus on strategically positioning ourselves in high-growth areas. Consistent with our strategic plan and our assessment of the attractiveness of markets, we completed the acquisition of Bluegrass Materials, the largest privately-held, pure-play aggregates business in the United States with locations in Maryland, Georgia, Kentucky, Tennessee and South Carolina.





The successful, continued implementation of our strategic plan has helped us achieve a leading position in 90% of the markets in which we operate. Our strategic plan focuses on our trajectory in those regions with attractive population dynamics and long term expected growth. The following chart shows the 30-year forecasted population and gross state product growth for the highest growth states in which we generated sales in 2018, with the size of the circle for each state indicating the relative amount of our revenues attributable to sales in that state.



Martin Marietta Sales-Generating States[1]

Source: Company filings and IHS Markit
[1] Based on 2018 products and services revenue by state of destination; assumes equal sales-weighted exposure to all states with <1%
[2] Long-term Gross State Product growth calculated as forecasted 30-year CAGR (2018-2048)
[3] Long-term state population growth calculated as forecasted 30-year CAGR (2018-2048)

Despite significant precipitation in many of our key markets, we achieved record financial performance in 2018. Effective management provided us the ability to prudently reinvest in our business, pursue strategic opportunities, and return cash to our shareholders.

In summary, Martin Marietta continued to execute its strategic plan while delivering strong performance in 2018 as compared to 2017:



TOTAL REVENUES (in Millions)			ADJUSTED GROSS PROFIT (in Millions)			ADJUSTED EARNINGS PER DILUTED SHARE		
		▲ +7%			▲ +1%			▲ +3%
$3,819	$3,966	$4,244	$912	$972	$985*	$6.63	$7.18**	$7.43
2016	2017	2018	2016	2017	2018	2016	2017	2018

*   2018 adjusted gross profit excludes the $18.7 million impact of selling acquired inventory after its markup to fair value as part of acquisition accounting. See Appendix B for reconciliation to reported gross profit.
** 2017 adjusted earnings per diluted share excludes the $4.07 per share one-time tax benefit from the 2017 Tax Act. See Appendix B for reconciliation to reported earnings per diluted share.



This financial performance allowed us to achieve our additional strategic objectives, including:

- Pursuing **aggregates-led expansion through** acquisitions that complement existing operations (i.e., bolt-on acquisitions) and acquisitions that provide leadership entry into new markets or similar product lines (i.e., platform acquisitions).

- **Returning $1.4 billion to shareholders, in the form of dividend payments and share repurchases, since announcing a 20 million share repurchase authorization in February 2015.** As of December 31, 2018, 14.1 million shares remained under the current repurchase authorization and 62.5 million shares of Martin Marietta common stock were outstanding.

Safety and Sustainability

Sustainability Reporting

We continued to review and improve our approach to sustainability matters. Sustainability is an integral part of our strategy and our day-to-day business. We maintain a deliberate focus on fulfilling our responsibilities. Among other things, these responsibilities include safe operations, employee well-being, community well-being and environmental stewardship.

We have a long track record of building solid foundations, caring about our employees, our communities and the environment, and growing our company. Track records such as ours are not built by accident; they are the result of a deliberate focus on fulfilling our responsibilities to you. These responsibilities include:

- Demanding a safe, ethical workplace for our employee

- Creating a positive lasting impact on our communities and the environment

- Growing our business and responsibly investing our capital for maximum return

In furtherance of these continuing commitments, we have:

- Included performance relating to Environment, Health, Safety and Sustainability (collectively, EHS) in our management strategy

- Considered achievement of individual and company-wide goals in regard to EHS in management compensation decisions

- Developed a task force relating to Sustainability with a view towards assessing and improving Company performance and disclosure as against world-class achievements

- Created a new senior management position, Senior Vice President-Sustainability, Community Relations and Communications

- Regularly report, at least twice annually, our progress on EHS issues to the Ethics, Environment, Health and Safety Committee, an independent Committee of the Board of Directors

The Committee considered our efforts to tell our sustainability story, which is part of our core strategy. We completed and issued the Company's fourth annual sustainability report. "*Building. Caring. Growing. TOGETHER.*" represents our latest publication sharing Martin Marietta's sustainability story, which includes our world-class safety programs and performance, our targeted and intentional support of housing, hunger reduction and healthcare, and our environmental programs that help drive operational excellence.




Martin Marietta continues to be recognized as the best of the best in our industry. Sustainability is a key component of our strategy and business plan at Martin Marietta. Sustainability excellence is not only the right thing to do and a key driver of shareholder value, it is a vital component of both our strategic planning process, or Strategic Operating Analysis and Review (SOAR), and our annual planning process. SOAR, supplemented by our annual plan, has guided us since 2010 as we have grown the business, driven our safety incidents to record low levels, achieved record financial performance and created positive impacts on our communities and the environment. Key managers from across our business and our senior leadership team engage throughout the year on material topics, including safety, employee wellbeing, community well-being and the environment.

Both SOAR and our annual plan are reviewed and endorsed by our Board of Directors. Martin Marietta's Ethics, Environment, Safety and Health Committee (EESHC) of the Board of Directors, an experienced and knowledgeable group, has, for decades, overseen our ongoing efforts to hone truly sustainable business practices. Our full Board visits our operations frequently, to hear firsthand from our team and see the positive impact we have on our communities.



We believe these achievements are driven by our culture and a primary strategic objective of value-enhancing growth that is articulated in our **Mission, Vision, and Values**. We developed teams of specifically chosen, high-performing employees who were tasked with refreshing this message and studying ways to improve our practices. These principles guide our strategic and tactical decisions.



MISSION

As a leading provider of natural resource-based building materials, Martin Marietta provides the **foundation** upon which our **communities** improve and grow.

Building a World-Class Organization

VISION

Our goal is to build a **world-class organization** committed to the long-term success of our shareholders, employees, communities and other stakeholders.

VALUES

SAFETY	**INTEGRITY**	**EXCELLENCE**	**COMMUNITY**	**STEWARDSHIP**
We are uncompromising in our commitment to the **safety and health** of our people and the community.	We will **do the right thing** by adhering to our core values and ethical business principles.	We are committed to being a role model through responsible **innovation** and **continuous improvement**.	Our strength and success is derived from **our people** and the **relationships** they build within our neighborhoods and cities.	Our responsibility is to **make the world better** today and for future generations.

All awards are meaningful, but it is particularly satisfying when we are recognized for achievement against our core values.

Safety Performance

Beginning with safety, several of our facilities were recognized as National Stone, Sand and Gravel Association (NSSGA) *Safety Excellence Award* winners. These awards recognize operations that have gone the longest duration without a reportable incident in their size category, based on data provided by the

U.S. Department of Labor's Mine Safety and Health Administration (MSHA). We earned two gold-level Safety Excellence awards in 2018. Our Helotes Quarry, located near San Antonio, Texas, earned a gold-level award in the small quarry category and our Benson Quarry, located near Raleigh, North Carolina, earned the award in the medium quarry category. One of our operations was recognized as a silver-level award winner and three of our operations were recognized as bronze-level award winners.



Safe Operations
Protecting all who come in contact with our products and operations, and creating a culture of responsible leadership

Employee Well-Being
Supporting and investing in our people - the foundation of our success

Community Well-Being
Being a responsible neighbor and supporting the communities that are home to our operations

Environmental Stewardship
Protecting the Earth's resources and reducing our environmental impact



NSSGA also recognizes company performance in safety with their Sterling Safety Award. Martin Marietta was awarded a bronze-level Sterling Safety Award in 2018 in the large company category.

ACHIEVING WORLD-CLASS SAFETY

TOTAL INJURY INCIDENT RATE

The total injury incident rate (TIIR) for our heritage operations was 1.04 in 2018, improving on the previous record established in the prior year. For the second year in a row, the heritage Mid-Atlantic and Southeast Divisions bested world-class performance.



LOST-TIME INCIDENT RATE

Company-wide, we achieved a world-class lost-time incident rate (LTIR) for the second consecutive year.



Note: TIIR and LTIR rates are per 200,000 man hours worked. All data current as of 12/31/18. World-class levels based on general industries.



2018 SENTINELS OF SAFETY AWARD

 Burning Springs Mine



2018 SAFETY EXCELLENCE AWARDS

 **6** winners

Community Relations

Another core value for which we are recognized by NSSGA is community. The NSSGA Community Relations Awards program recognizes aggregates producers whose community involvement and support activities enhance the public perception of the aggregates industry in general and the public image of the individual producer's aggregates operations in particular. Two of our operations, Ames Mine (Iowa) and Chico Quarry (Texas), were recognized as gold-level award winners. Spanish Springs Quarry (Nevada) was recognized with a silver-level award.

Environmental Stewardship

Stewardship is another of our core values and our operations were well-represented among the NSSGA **Environmental Excellence Award** winners. These awards provide national recognition for operations actively contributing to the maintenance of the environment in and around their operations as evidenced by a commitment to the exemplary use of environmental controls and systems. This award is based, in part, on the extent to which an operation meets and exceeds technical environmental and regulatory requirements. In addition, in order to be eligible for the award, the operation must certify its compliance with all applicable governmental environmental regulatory requirements and does not have a pattern of violations during the time period of two full years prior to the date of application. Churchville Quarry (Maryland) was recognized with a gold-level award. Nine of our operations were recognized as silver-level award winners and ten of our operations were recognized as bronze-level award winners.

Ethical Business Conduct

We strive to continually enhance our high standards and controls for ethical business conduct, compliance and transparency. Our **Code of Ethical Business Conduct** applies to all our employees, Board members, consultants, contract laborers and other agents when they represent or act on behalf of the Company. It describes our expectations and policies on a number of topics, including our commitments to compliance with laws, protection of human rights, maintenance of accurate business records, transparency in our public disclosures, protection of sensitive information, promotion of a positive and safe work environment, zero tolerance for corruption and general avoidance of even the appearance of impropriety in all that we do. Our Code also emphasizes employees' responsibility to report any violation or suspected violation of the Code and emphasizes the Company's non-retaliation policy. In 2018, we provided ethics training to our new employees and refresher training to our Board of Directors and executive officers. There were no waivers from any provisions of our Code of Conduct or amendments applicable to any Board member or executive officer in 2018.







Components of Executive Compensation – Performance-Related Compensation

Each NEO receives a mix of fixed and variable components of compensation. A substantial portion of our CEO's and other executive officers' compensation is at risk and will vary depending upon our performance. All of the opportunities to achieve long-term equity incentives (LTI) granted to our CEO and other executive officers in 2018 were performance-related consisting of performance share unit awards (PSUs) that comprised 55% of the long-term equity awards and performance-related restricted stock unit awards (RSUs) that comprised 45% of the awards. The following charts summarize the various forms of compensation and demonstrate that in 2018 87 percent of the CEO's compensation and approximately 80 percent of other NEO compensation is variable and tied to company performance.

CEO COMPENSATION MIX



OTHER NEO COMPENSATION MIX



Pay Decisions and Compensation Governance Practices

WHAT WE DO

✓ **Pay for performance.** Tie pay to performance by ensuring that a significant portion of NEO compensation is performance-based and at-risk.

✓ **Median compensation targets.** We generally aim to align all compensation elements for our executives with the median of our peer group companies.

✓ **PSUs are a substantial portion of LTI.** PSU grants, tied to our achievement of specified performance measures, comprised approximately 55% of the total value of annual long-term incentive grants made to our NEOs in 2018. Performance-based RSUs comprised the remaining 45%.

✓ **Independent compensation consultant.** The Committee retains an independent compensation consultant.

✓ **Robust share ownership requirements.** We have robust stock ownership guidelines of 7 times base salary for the CEO, 5 times base salary for our other NEOs, and 5 times annual retainer for Directors. We also have an equity retention requirement of 50% of net shares paid as incentive compensation until ownership guidelines are met.

✓ **Clawback policy.** We have a compensation recovery (clawback) policy that requires officers to forfeit certain cash-based incentive compensation and/or equity-based incentive compensation if the company restates its financial statements due to the officer's misconduct.

✓ **Regular engagement with shareholders.** We engage with shareholders to hear their views on compensation and other issues.

✓ **Annual elections.** We no longer have a classified Board of Directors and all of our Directors stand for election each year.

WHAT WE DON'T DO

✗ **No employment contracts.** None of our NEOs or other executive officers have employment contracts that guarantee continued employment.

✗ **No dividends on unvested awards.** Our 2018 RSU and PSU awards require three years to fully vest and dividends paid on shares of common stock of Martin Marietta during the vesting period are only paid to award holders if and when an award vests.

✗ **No pledging of shares.** Our directors and executive officers are not permitted to pledge Martin Marietta shares as collateral for loans or any other purpose.

✗ **No hedging.** We prohibit directors and executive officers from engaging in short sales of Martin Marietta stock or similar transactions intended to hedge or offset the market value of Martin Marietta stock owned by them.

✗ **Minimal executive perquisites.** We do not provide NEOs country club reimbursements, personal use of the Company aircraft unrelated to business travel, or other excessive perks.

✗ **No 280G gross-ups.** We eliminated the excise tax gross-ups.



A number of key 2018 compensation-related decisions resulted from our achievements, which are discussed more fully below. The Committee believes that our executive compensation program continues to reflect a strong pay-for-performance philosophy and is well aligned with the interests of shareholders

2018 Chairman, President and CEO Compensation

Base Salary. For 2018, Mr. Nye's base salary was set at $1,100,000 (effective March 1, 2018).

2018 Annual Incentive. Mr. Nye's target annual incentive amount for 2018 was $1,199,917 (110% of salary received for the year). His actual annual incentive for 2018 was $2,100,000, or 175% of target.

2018-2020 Long-Term Incentives. In 2018, Mr. Nye's target LTI award was 400% of base salary earned. He was granted an LTI award of approximately $4.18 million, which was allocated 55%, or $2.30 million, in PSUs and 45%, or $1.88 million, in performance-based RSUs. RSUs will vest pro rata over three years if the performance measure is satisfied, while the vesting of PSUs will be based upon our results relative to the three-year performance goals that were established in the beginning of 2018.

Benefit and Retirement Plans. Mr. Nye is eligible for benefit and retirement programs similar to other employees. None of our executives received additional years of service credits or other forms of formula enhancements under our benefit or retirement plans. Our pension formula is based on years of service and pension eligible compensation, which is a similar formula offered by other companies with defined benefit plans. Mr. Nye is not eligible for retiree health benefits.

Perquisites. Mr. Nye received limited executive perquisites. We provide company-leased cars to the NEOs for their use. Additionally, we pay for the insurance, maintenance and fuel for such vehicles. The value of personal mileage is charged to the NEO as imputed income. We make the company-owned aircraft available to the CEO and other senior executives for business travel. We do not provide other perquisites, such as country club memberships, to the NEOs. The Committee reviews our policies and determines whether and to what extent perquisites should be modified or continued.

2018 Target Pay Mix. We believe that, to the maximum extent possible, the compensation opportunities of our CEO should be variable and the variable elements of the compensation package should tie to the Company's long-term success and the achievement of sustainable long-term total return to our shareholders. As shown in the chart below, a significant portion of our CEO's target compensation is variable and in the form of LTI, and more than half of total target pay is in the form of equity incentives.

CEO Target Opportunity Mix*

Elements of Compensation	Fixed vs. Variable	Short-Term Variable vs. Long-Term Variable
• Base Salary 13% • Annual Incentive 25% • Long-Term Incentive 62%	• Fixed 13% • Variable 87%	• Short-Term 38% • Long-Term 62%

* We consider base salary and annual incentives as short-term pay and PSUs and RSUs as long-term pay. We do not include retirement or other compensation components in the chart.

Determination of CEO Compensation

At each February Committee meeting, without the CEO present, the Committee reviews and evaluates CEO performance, and determines achievement levels for the prior year. The Committee also reviews competitive compensation data. At this meeting, the Committee discusses salary and annual incentive pay recommendations for the CEO, as well as an evaluation of the CEO's performance, with the independent members of the Board. The Committee also reviews and discusses an award of RSUs and the target PSU grant size for the CEO at that meeting, which is also discussed with the independent members of the Board.



2018 Named Executive Officers' Compensation – Our Compensation Strategy

Our executive compensation program is specifically designed to:

- **Attract and retain** top-caliber, knowledgeable and experienced senior executives.

- **Motivate** our executives to achieve superior results and build long-term value for shareholders.

- **Reward** performance that meets or exceeds established goals consistent with our strategic aims and upholding integrity.

- **Align individual objectives** with the Company's objectives without fostering excessive or inappropriate risk-taking.

- **Encourage an ownership** mentality and align the long-term financial interests of our executives with those of our shareholders.

- **Be market competitive** with our peers.

- **Provide reward systems that are measurable and easily understood** by our managers and shareholders.

- **Reinforce the succession planning** process undertaken on a company-wide basis by building bench strength and by identifying and retaining senior leadership, both capable of achieving the Company's growth, profitability and other objectives.

In 2018, our executive compensation structure consisted of three primary components: base salary, annual incentives, and long-term incentives. Within the long-term incentive component, we utilized a balanced portfolio of PSUs and performance-based RSUs.

TOTAL COMPENSATION OPPORTUNITY



Martin Marietta has a long-standing commitment to pay for performance. We fulfill that aim by providing a majority of compensation through programs in which the amounts ultimately received vary in order to best reflect our financial, operational and strategic performance.



The following table summarizes the key elements of our 2018 executive compensation program:

Element	Primary Purpose	Key Characteristics
Base Salary	To compensate the executive fairly and competitively for the responsibility level of the position.	Fixed compensation that is reviewed annually.
Annual Performance- Based Incentive Awards	To motivate and reward organizational and individual achievement of annual strategic, financial and individual objectives.	Variable compensation component; based on pre-established Company and individual performance goals.
Incentive Stock Plan	To ensure executives invest certain levels of their annual incentive compensation into Martin Marietta stock units.	To promote sustainable performance results, a portion of each NEO's annual cash incentive compensation (35% for the CEO and 20% for the other NEOs) is automatically converted into common stock units. NEOs may elect to convert up to 50% of their annual cash incentive compensation into common stock units.
Long-Term Incentive Awards	To align executives with shareholder interests, to reinforce long-term value creation, and to provide a balanced portfolio of long-term incentive opportunities.	Variable compensation component. Reviewed and granted annually. Program splits long-term incentives for NEOs at 55% PSUs and 45% RSUs.
Performance Share Units (PSUs)	To motivate executives by tying incentives to our multi-year financial goals and relative TSR reinforcing the link between our executive officers and our shareholders.	Grants based on three-year adjusted EBITDA and Sales Growth goals, with a modifier based on TSR performance relative to peers.
Restricted Stock Units (RSUs)	To motivate the appropriate behaviors delivering superior long-term total shareholder return. Also promotes a base-level of executive retention.	Stock price growth. Awards are subject to achievement of one-year adjusted EBITDA goals.
Health/Welfare Plan and Retirement Benefits	To provide competitive benefits promoting employee health and productivity and support financial security.	Fixed compensation component.
Perquisites and Other Benefits	To provide limited business-related benefits, where appropriate, and to assist in attracting and retaining executive officers.	Fixed compensation component.
Change-in-Control Protection	To provide continuity of management and bridge future employment if terminated following a change-in-control.	Fixed compensation component; only paid in the event the executive's employment is terminated other than "for cause" or for "good reason", in either case, in connection with a change in control.



Considerations Regarding 2018 Compensation

The following chart summarizes the **target** compensation in our 2018 executive compensation program:

Pay Component	Summary
Base Salary	• At the February 2018 meeting, the Committee reviewed competitive market data and individual performance evaluations. Increases were effective March 1, 2018 for all NEOs.
Target Annual Cash Incentives	• NEO target bonuses (as a percentage of base earnings) did not change in 2018. Our CEO's target incentive for 2018 was 110% of base earnings. Other NEOs, target incentives for 2018 were 70% to 80% of base earnings. • Our shareholders in 2016 approved a new Executive Cash Incentive Plan that fixed the bonus amounts based on certain objective criteria and allowed the Committee to reduce the award based on enumerated factors in the plan. • Our CEO is required to invest a minimum of 35% of his annual cash bonus into stock units, which are held generally for a period of three years. • Other NEOs are required to invest a minimum of 20% of their annual cash bonus into stock units, which are held generally for a period of three years.
Long-Term Incentives	• Our LTI structure consists of PSUs and performance-based RSUs. • The LTI awards for NEOs in 2018 were weighted 55% PSUs and 45% RSUs. The LTI grant size is based on competitive market data. • PSU awards in 2018 are earned based on achievement of performance levels, with 33% based on three-year cumulative Sales Growth and 67% based on three-year cumulative adjusted EBITDA performance. The Company's relative TSR ranking compared to the S&P 500 provides a modifier to the award up to 20%. • RSU awards to NEOs in 2018 are subject to the achievement of one-year adjusted EBITDA performance.
Total Compensation	The Committee uses the size-adjusted 50th percentile of our Compensation Peer Group as a guide in setting the target for the total compensation opportunity, but considers a variety of factors in setting compensation. Overall, the Committee believes targeted compensation should be more heavily weighted on variable "at-risk" compensation and longer-term components.

The Committee approved the following actual compensation items in February 2018.

2018 Base Salary

The Committee determines base salaries for the NEOs and other executives based on a number of factors, including but not limited to, market data, individual performance, the Company's performance, internal pay equity, the advice of the Committee's independent compensation consultant, management recommendations (except for the CEO), and, for the CEO, the Committee's assessment of Mr. Nye's performance. Based on these factors, the Committee approved the following increases in base salary.

• Mr. Nye: 5.3% increase, based on his excellent achievements as CEO since 2010 in an economic environment that resulted in muted shipment volume recovery, and specifically his performance in 2018.

• Other NEOs: approximately 4.0% to 9.0% increases, based on a review of competitive market data and individual performance evaluations.

NEO	2018 Base Salary*	2017 Base Salary
C. Howard Nye	$1,100,000	$1,045,000
James A. J. Nickolas	$ 488,800	$ 470,000
Roselyn R. Bar	$ 542,500	$ 514,200
Donald A. McCunniff	$ 418,900	$ 384,300
Daniel L. Grant	$ 384,000	$ 362,300

* NEO base salaries were increased effective March 1, 2018.



2018 Annual Cash Incentive Goals and Results

NEOs and other executives are eligible to earn annual incentive compensation under our Executive Cash Incentive Plan based on the achievement of various performance metrics. Individual NEO targets (as a percent of base salary) are approved by the Committee at the beginning of the year based on a review of competitive market data, the advice of the Committee's independent compensation consultant, and internal pay equity.

The Committee awards actual annual cash incentive compensation based on achievement against corporate performance objectives and individualized targeted goals. This furthers Martin Marietta's compensation philosophy to encourage superior performance and reward the achievement of Martin Marietta's annual goals. In 2018, all of the executive officers participated in the plan. The annual incentive compensation level paid for 2018 for the NEOs other than Mr. Nye was 145% to 165% of target. The annual incentive compensation level paid for 2018 for Mr. Nye was 175%.

In determining the incentive payment for the CEO, the Committee first reviews the achievements of Martin Marietta for the past year as compared to its targeted goals set at the end of the previous year. Our financial goals are established at the completion of our annual long-range planning process, which for 2018 were determined in November 2017. The long-range planning process includes reviews of the assumptions used by the business segments in generating their financial projections, such as industry trends and competitive assessments, current and future projected performance levels, and the risks and opportunities surrounding these baseline assumptions. The long-range plan on which our financial goals are based is tied to the business environment in which we operate and can vary year-over-year.

The objective financial metrics in our long-range plan that were measured for purposes of the 2018 Annual Cash Incentive were Pre-Tax Earnings and EBITDA, which are viewed as indicative of the Company's profitability, and Days Sales Outstanding (DSO), which is viewed as indicative of the Company's cash flow, important measures reflecting our performance and the creation of value for shareholders. In addition, the Committee considered the following:

- A detailed assessment of Martin Marietta's overall financial performance and each segment's financial performance, including the highlights and the challenges.

- Shareholder returns, including the consistent delivery of value to Martin Marietta's shareholders.

- Our safety performance, which continues to be industry leading even though we increased hourly headcount and trained new employees hired through our acquisitions made during the year.

- Outstanding environmental and regulatory compliance results, sustainability initiatives, and cybersecurity protections.

- Continuing achievement of excellent management of working capital.

- The successful organic and inorganic growth of Martin Marietta.

In making the determination as to Mr. Nye's annual incentive award, the Committee also took into consideration that his target bonus opportunity is below market.

Key individual performance criteria are established for each NEO, which are intended to drive strategic and support operational results in the Company and the functional groups. For the NEOs other than Mr. Nye, 50% of the determination is made with respect to Martin Marietta's performance and 50% is based on the individual's performance against established objectives.

The individualized target goals are tailored for each executive, his or her specific areas of responsibility and the then-current and longer-term goals of Martin Marietta. In addition, achievement of the goals typically is in part dependent on conditions outside the control of each of the NEOs. For example, our business may be adversely affected by hurricanes or other weather-related conditions, which could have the result of impeding the achievement of certain performance-based goals. Similar to the Committee's assessment of financial goals, the Committee's assessment of individual performance goals generally excludes non-recurring or extraordinary items.

The Committee also reviewed and considered management's furtherance of its strategic plan, including a primary objective of value-enhancing growth, and the adoption of Mission, Vision, and Values of the Company to unify management with the same objectives.

The Committee conducted a comparative review of the individual contributions of each of the executive officers towards achieving these goals. The Committee also considered qualitative measures of performance for the executive officers, such as adherence to and implementation of Martin Marietta's *Code of Ethical Business Conduct*, customer satisfaction, and product quality.

The maximum incentive compensation is fixed based on objective criteria as described in the Executive Cash Incentive Plan, and the Committee then determines an appropriate award payout beneath the maximum amount based on the factors described above. Although there is substantial uncertainty with respect to achieving the target levels at the time the goals are set and communicated, our NEOs have a reasonable expectation of receiving a cash incentive award at a level that is at least near their target level.



2018 Actual Incentive Cash Earned

In 2018, the Committee determined that Company and individual performance warranted the annual incentive payments in the chart below based on a review of financial metrics and other important achievements. The Committee reviews the NEOs' performance based on continuous improvement from the preceding year. The Committee considered the following financial metrics in making this determination:

- Pre-Tax Earnings (profitability) as against prior year
- EBITDA (profitability) as against prior year
- Days Sales Outstanding, or DSO (cash flow) as against prior year

The table below summarizes the targets for 2018 and annual incentive award earned by each NEO:

NEO	2018 Performance Metrics	Target Annual Incentive Bonus (% of Salary)	2018 Target Annual Incentive*	2018 Actual Annual Incentive
C. Howard Nye	• Continuous improvement on safety performance from prior year • Successful organic and inorganic growth, including acquisition and integration of Bluegrass Materials • Ongoing delivery of management succession and development plan and emergency CEO plan	110%	$1,199,917	$2,100,000
James A. J. Nickolas	• Continue to develop and build finance team • Develop new financial planning and internal reporting processes • Establish finance team succession planning framework	75%	$ 364,250	$ 564,588
Roselyn R. Bar	• Effective management of legal function at high level, including resolution of disputes • Legal support of acquisitions, including successful regulatory resolution of Bluegrass Materials • Provide oversight of ethics program as Chief Ethics Officer • Continued improvement of processes and management of Corporate Secretary function	80%	$ 430,227	$ 709,874
Donald A. McCunniff	• Continue to drive safety performance • Transition health and welfare plans to more effective third party administrators • Continue to mature learning and development programs	70%	$ 289,193	$ 462,709
Daniel L. Grant	• Continue to pursue projects that align with our strategic objectives, including Bluegrass Materials acquisition • Development of Strategy and Development personnel • Continue progress on world-class organization initiative	70%	$ 266,268	$ 386,089

* Based on actual base earnings in 2018.

Annual Incentive Feature: Performance-Based Stock Purchase Plan

The Incentive Stock Plan further promoted the alignment of executive compensation levels with our investors' financial interests by requiring that a portion of the annual bonus award be deferred into Company stock units that vest based on continued service. Executive officers can also elect to defer amounts above the mandatory deferral amount.

The voluntary election allows executives to invest up to 50% of their annual cash incentive compensation to purchase units that are subsequently converted into shares of common stock pursuant to the terms of the plan at a 20% discount from the market price of Martin Marietta's common stock on the date the amount of the incentive compensation is determined. The

discount is used to account for the risk of trading current cash compensation for "at-risk" shares which may decline in value.

The mandatory portion requires executives to invest a minimum of 20% of their cash incentive compensation towards the crediting of units under the plan. The CEO is required to invest a minimum of 35% of his cash incentive compensation towards the crediting of such units.

The units generally vest in three years from the date of the award and are distributed in shares of common stock. If an executive officer voluntarily terminates employment before the units vest, the stock units are forfeited and the executive officer receives a cash payment equal to the lesser of the cash that was invested or the fair value of the share units on the day of termination.



The mandatory contribution requirement directly links a portion of executive officer compensation to shareholder returns. The vesting aspect, combined with the yearly stock purchase requirement, creates continuous overlapping three-year cycles, which encourage executive officer retention and provide a continuous link of a significant portion of executive officer compensation with shareholder return over the long-term to reward these executive officers in line with our shareholders when our stock price increases.

2018 Long-Term Incentive Compensation

Our Long-Term Incentive (LTI) plan's design reflects the objectives of our compensation program and is in-line with current market approaches, based on the advice of the Committee's independent compensation consultant. Our plan design objectives are a simplified LTI program, that is transparent and enhances the line of sight between our performance and compensation.

The award in 2018 for all NEOs was based on a fixed percentage of base salary with some variation for position and grade, which amount was converted into common stock units based on the average Martin Marietta stock price for the 20-day period ending on February 22, 2018, the day the Martin Marietta Board of Directors confirmed the award, or $220.2915. This award value was then divided into PSUs and performance-based RSUs, with 55% of the total award for NEOs consisting of the PSUs at target level and 45% of the total award for NEOs consisting of performance-based RSUs. The Committee believes that the incentive mix (PSUs and performance-based RSUs) constitutes a simplified pay process and streamlined plan, which more fully reflects the performance of the Company and is better aligned with each manager's role within Martin Marietta. See a further description under *Outstanding Equity Awards at Fiscal Year-End* and corresponding footnotes on pages 57 to 58.

PSU Awards (55% of LTI Award)

One of our compensation objectives is to align the potential rewards to senior management with increases in shareholder value. In that regard, the PSUs give the recipient the opportunity to receive Martin Marietta common stock if specific performance goals are achieved, consisting of:

(1) Earnings before Interest, Income Taxes, Depreciation and Amortization (EBITDA), measuring profitability and comprising 67% of the total target award, and

(2) Sales Growth, measuring growth and comprising 33% of the total target award.

(3) In addition, the relative Total Shareholder Return (rTSR) will act as a modifier for the performance such that Martin Marietta's performance will be measured against the S&P

500, and will modify the total award by a range of -20% to +20% depending on the rTSR. See table show on page 48.

EBITDA and Sales Growth are two of the drivers of our performance and metrics of significance to our investors. The total payout opportunity for PSUs in 2018 was 0% to 240%: 50% of target if the threshold level is satisfied, 100% of target if the target level is satisfied, and 200% of target if the maximum level is satisfied. The rTSR modifier over the three-year measurement period is then applied to the final award to adjust it up or down up to 20%. The threshold must be satisfied to receive PSUs for each performance metric. If the threshold is not met, none of the PSUs relating to that metric will vest. Performance in each metric is measured independently, so PSUs can be earned as long as the threshold is satisfied for at least one metric. The "Target" level is generally viewed as achievable although it has not been achieved every year. The "Maximum" level is a stretch that is attainable if we outperform in the area measured.

The performance will be measured in February 2021 for the three-year period beginning January 2018 through December 2020 to determine (1) the three-year cumulative EBITDA for Martin Marietta against the target identified in the PSU Award Agreement, and (2) the three-year cumulative Sales Growth against the target identified in the PSU Award Agreement. This amount will be modified by the rTSR for the three-year period as against the S&P 500, as set forth in the PSU Award Agreement. The Committee in its discretion may adjust the final award values only as set forth in the Agreement, either collectively or on an individual basis, in recognition of factors that are unusual or nonrecurring.

Over the three-year performance period, up to one-third of the target PSUs may be earned each year based on one-third of the three-year cumulative EBITDA and Sales Growth goals. Each year, any earned PSUs are capped at 100% of target, and are not distributed until the end of the three-year measurement period when the cumulative three-year performance is determined. The actual PSUs will equal the greater of the total PSUs earned for each of the annual periods (capped at 100% of target) or the amount earned for cumulative three-year performance (capped at 200% of target). The final amount of earned PSUs to be distributed are subject to the three-year rTSR modifier.

The PSUs will convert to unrestricted common stock and be paid conditioned upon and to the extent that the performance goals have been met, which will be determined in February 2021.

These awards are also generally subject to continued employment through the date the PSUs vest. The actual financial performance targets and achievement against those targets will be disclosed at the end of the three-year performance period.



Selection of Relative TSR

We selected rTSR for the PSUs to measure our performance against the companies in the S&P 500 index. We recognize that every industry faces different challenges and opportunities, and that the S&P 500 index does not perfectly correlate to the environment in which Martin Marietta operates. However, we believe that the majority of most of our closest competitors are not publicly-held companies or are not U.S. companies, and therefore accurate information to potentially use as comparisons is not readily available. As a result, we believe that comparing our TSR against the S&P 500 index is appropriate because (1) it measures the interest of investors for whom we compete, (2) there is no consensus of a significantly better peer group with readily available comparable financial information; and (3) by using rTSR as a modifier rather than a primary measurement, we give our other performance measures more weight and their focus on profitability and growth both provide long-term value creation.

In tandem, we believe that these metrics drive the behaviors of our management team in ways that are intended to create the most value for our shareholders.

Peformance-Based RSU Awards (45% of LTI Award)

RSUs vest in three equal portions, each on the anniversary of the award date (February 22, 2018) over a period of three years, subject to satisfaction of the performance measure and generally to continued employment through each one of those anniversaries. Once the restricted period ends (each anniversary for one third of the total RSU award), the recipient will be issued unrestricted shares of common stock (minus applicable taxes).

The 2018 RSUs awarded to executive officers are also subject to a performance measure that a stated level of EBITDA be achieved the first year. If the performance measure is satisfied, then the RSUs will continue to vest. If the performance measure is not satisfied, then the RSUs will be forfeited. The performance measure was satisfied.

2018 LTI (PSU and RSU) Goals

In setting minimum and maximum levels of payment, we reviewed historical levels of performance against our long-range plan commitments, and conducted sensitivity analyses on alternative outcomes focused on identifying likely minimum and maximum boundary performance levels. Levels between 100% and the minimum and maximum levels were derived using linear interpolation between the performance hurdles.

The specific EBITDA and Sales Growth target values for the 2018-2020 PSUs are not publicly disclosed at the time of grant due to the proprietary nature and competitive sensitivity of the information. However, the method used to calculate the awards will be based on actual performance compared to our 2018-2020 targets, with straight-line interpolation between points. The individual award agreements require the adjustment of goals to ensure that the ultimate payouts are not impacted to the benefit or detriment of management by specified events, such as unplanned pension contributions, changes in accounting (GAAP) standards or impact of an acquisition or divestiture. The Committee does not have discretion to adjust the results of the PSU awards beyond the adjustments specified in the award agreements. The Committee may exercise its discretion to reduce the final vesting percentage to no more than target if the Company's three-year TSR is less than zero.

The following table provides a summary of the long-term incentives that each of the NEOs received in 2018.

NEO	RSUs (3 year annual installment vesting subject to achievement of performance measure) (# of shares)	PSUs – Target (3 year cliff vesting subject to achievement of performance measures) (# of shares)
C. Howard Nye	8,539	9,940
James A. J. Nickolas	1,681	1,956
Roselyn R. Bar	1,839	2,140
Donald A. McCunniff	1,178	1,371
Daniel L. Grant	963	1,120



2018-2020 Performance Goals

In setting performance goals for the three-year PSUs awarded in 2018, the Committee considered various factors in choosing the metrics and establishing the goals, including:

- The metrics reflect drivers of our performance and we believe are important to our investors.
- The goals are consistent with our business plan and positive over prior year.
- We have a history of setting challenging target and maximum goals.
- Our prior payouts on our PSUs, despite record financial performance, were on average below target:
  - 2014 to 2016: 108%
  - 2015 to 2017: 95%
  - 2016 to 2018: 75%

In addition, we have looked at the alignment of our payouts with TSR and found that pay and performance are aligned.

2018 Performance Goals and Metrics

Relative TSR (Modifier +/- 20%)*		EBITDA (67%)		Sales Growth (33%)	
TSR Percentile Achievement	Payout Factor	EBITDA Achievement	Payout Factor**	Sales Growth Achievement	Payout Factor**
≥75th	+20% (Maximum)	Plan + ≥ $.24B	200% (Maximum)	Plan + ≥ 4.5%	200% (Maximum)
50th	0% adjustment (Target)	Plan EBITDA	100% (Target)	Plan Growth	100% (Target)
≤ 25th	-20% (Threshold)	Plan - $.24B	50% (Threshold)	Plan - 1.5%	50% (Threshold)
		Plan - < $.24B	0%	Plan - < 1.5%	0%

* TSR is calculated as (i) the average of our closing stock price over the final 20 trading days of the measurement period, minus the average of our closing stock price over the first 20 trading days of the measurement period, plus the value of reinvested dividends divided by (ii) the average of our closing stock price over the first 20 trading days of the measurement period, and is measured against each of the companies in the S&P 500 index (excluding any Companies acquired during the measurement period.

** Threshold and maximum are a percentage of the target.

2016-2018 PSU Award Payouts

PSUs that were granted in 2016 vested on December 31, 2018, because the applicable performance criteria were satisfied. These PSUs were certified and paid out in February 2019. The PSU payouts for the three-year performance period ended December 31, 2018, were calculated by comparing actual corporate performance for each metric for the period January 1, 2016 through December 31, 2018, against a table of payment levels from 0% to 200% (with the 100% payout level being considered target) established at the beginning of the performance period.

For the three-year performance period ended December 31, 2018, actual results were 75% of target. The results were above targeted level for Relative TSR (weighted 25%), which resulted in a 27% payout factor. For the same period, EBITDA (weighted 37.5%) was $3.145 billion compared to our pre-established target of $3.535 billion and generated a 27% payout factor and Return on Sales (weighted 37.5%) was 19.4% compared to our pre-established target of 23.5% and generated a 21% payout factor. The awards are calculated pursuant to the provisions provided in the award agreements. The Committee cannot make any adjustments to the final payout factor beyond the adjustments specified in the award agreements.

Measure	Performance Target	Performance Result	Weighting	Weighted Payout Factor
EBITDA	$ 3.535 B	$ 3.145 B	37.5%	27%
Return on Sales	23.5%	19.4%	37.5%	21%
Relative TSR	50th Percentile	52nd Percentile	25.0%	27%



Based on a weighted payout factor of **75%**, the following table shows the payouts under the 2016-2018 PSU made in February 2019.

Payment Calculation for PSUs Granted in 2016 Certified on February 20, 2019		
NEO	**Target Units Granted in 2016 (shares)**	**Payout (shares)**
C. Howard Nye	21,339	16,101
James A. J. Nickolas*		
Roselyn R. Bar	4,697	3,545
Donald A. McCunniff	2,942	2,220
Daniel L. Grant	2,407	1,817

* Mr. Nickolas commenced employment with the Company in August 2017.

Ongoing Corporate Governance Policies

We endeavor to maintain good corporate governance standards relating to our executive compensation policies and practices, including the following that were in effect during 2018 that directly impacted compensation:

- The Committee is comprised solely of independent Directors who regularly schedule and meet in executive sessions without management present.

- The Committee's independent compensation consultant is retained directly by the Committee.

- The Committee conducts an annual review and approval of our compensation strategy, including a review of our compensation-related risk profile, to ensure that our compensation-related risks are not reasonably likely to have a material adverse effect on the Company.

- We pay for performance, with approximately 87% of our CEO's total target pay opportunity being performance-based "at-risk" compensation.

- We cap PSU payments at target if three-year TSR is negative, regardless of our ranking.

- We limit perquisites and other benefits.

Compensation Decision Process

Role of Management and the Committee

The Committee is responsible for carrying out the philosophy and objectives of the Board of Directors related to executive compensation in addition to its responsibilities of overseeing the development and succession of executive management of Martin Marietta. The Committee has the authority to determine compensation and benefits for Martin Marietta's executive officers. The Committee members are each non-employee, independent Board members pursuant to the New York Stock Exchange rules, and the Committee operates pursuant to a written charter, a copy of which can be viewed on Martin Marietta's website at *ir.martinmarietta.com/investor-relations/corporate-governance*.

The performance of the CEO and each other executive officer is reviewed regularly by the Committee. Based on this review, the Committee sets compensation for all executive officers. Compensation decisions with respect to the executive officers other than the CEO are based in part on recommendations by the CEO, with input from the Senior Vice President–Human Resources, with respect to salary adjustments and annual cash and equity awards. The Committee can accept, reject or modify any recommended adjustments or awards to executive officers. For the CEO, the Committee sets the levels of annual adjustments and awards based on the criteria it deems to be appropriate under the circumstances with input from the independent compensation consultant. There are no employment agreements between Martin Marietta and any executive officer of Martin Marietta, including the CEO.

Role of the Independent Compensation Consultant

The Committee retained Mercer, an independent compensation consultant, in accordance with the Committee's charter. The consultant reports directly to the Committee. The Committee retains sole authority to hire or terminate the consultant, approve its compensation, determine the nature and scope of services, and evaluate performance. A representative of the compensation consultant attends Committee meetings, either in person or by telephone, as requested, and communicates with the Committee Chair between meetings. The Committee makes all final decisions.

The compensation consultant's specific compensation consultation roles include, but are not limited to, the following:

- Advise the Committee on executive compensation trends and regulatory developments and other factors affecting executive officer compensation, as well as any other areas of concern or risk.

- Provide a total compensation assessment for executives compared to peer companies and recommendations for executive pay.

- Serve as a resource to the Committee Chair for meeting agendas and supporting materials in advance of each meeting.



- Review and comment on proxy disclosure items, including this CD&A.
- Advise the Committee on management's pay recommendations.

Based on these activities, the compensation consultant makes recommendations regarding, and proposes adjustments to, our executive officer compensation program as it deems appropriate. While the consultant works closely with the appropriate members of our executive management team in performing these activities, the consultant reports directly to and is retained by the Committee on all executive compensation matters, and speaks to the Committee and the Chair of the Committee on a regular basis without management present. The compensation consultant periodically attends Committee meetings.

Role of Peer Companies and Competitive Market Data
The Committee considered peer groups for two elements of the executive compensation program in 2018: the *Compensation Peer Group*, consisting of 15 companies that the Committee believes compete with us for talent, and the *TSR Peer Group*,

consisting of the S&P 500, which the Committee believes compete with us for investors and is used to assess the achievement of TSR measured for the PSU awards.

Annually, the Committee studies competitive total compensation market data provided by its independent compensation consultant. To assess competitive pay levels, the Committee reviews and approves the composition of our Compensation Peer Group. The following peer group criteria are considered:

- Company size (approximately 0.4 times to 2.5 times Martin Marietta's annual revenues);
- Companies in similar industries based on GICS code classifications;
- Direct competitors for business and management talent that are publicly-traded in the United States;
- Companies covered by the investment analysts that track Martin Marietta; and
- Companies that include Martin Marietta in their compensation peer group.

The following companies comprised our Compensation Peer Group for 2018 base salary and long-term incentive pay decisions:

Albermarle Corporation	Louisiana-Pacific Corporation	Owens Corning	Vulcan Materials Company
Eagle Materials, Inc.	Masco Corporation	USG Corp.	Westlake Chemical Corporation
FMC Corporation	Mosaic Co.	Stanley Black & Decker, Inc.	Weyerhaeuser Company
Fortune Brands Home & Security	Nucor Corporation	Summit Materials, Inc.	

The Committee studies competitive total compensation data from various sources, including proxy statements of the peer group. Since proxy statements do not provide precise comparisons by position to our executive officers, the Committee also in 2018 took into consideration published independent compensation surveys of companies with revenue in the range of $2.5 billion to $8.0 billion as to median levels for each executive officer as well as private compensation survey data. Where available, size-adjusted market values were developed using regression analysis. This statistical technique accounts for revenue size differences within the peer group and develops an estimated market value for a similar-size company as Martin Marietta. The size-adjusted 50th percentile for total compensation is a key reference point for the Committee. On average, the target for our NEO total compensation opportunities is competitively positioned within a reasonable range of the size-adjusted 50th percentile.

Although the Committee uses the size-adjusted 50th percentile as its starting point in setting compensation levels, the compensation packages for executive officers may vary materially from it based on several factors. Market data, position, tenure, individual and organization performance, retention needs and internal pay equity have been the primary factors considered in decisions to increase or decrease compensation opportunities. Specifically, the Committee typically sets compensation levels below the size-adjusted 50th percentile for executive officers with relatively less relevant experience, less responsibility, less tenure with Martin

Marietta and/or lower performance ratings. Conversely, if an officer consistently receives favorable performance ratings, accumulates years of service and expertise in relevant areas, has more responsibility and/or has significant other achievements, his or her compensation will typically be above the size-adjusted 50th percentile.

Compensation Program Risk Assessment

We perform a thorough annual review of our compensation program structure and all compensation programs, which are also reviewed in detail with the Committee. We believe our executive pay is reasonable and provides appropriate incentives to our executives to achieve our financial and strategic goals without encouraging them to take excessive risks in their business decisions. Our compensation structure does not include features that are reasonably likely to have a material adverse effect on the Company. Compensation program features that mitigate against risks include the following:

- Our annual incentive compensation plan does not provide payment for poor individual or corporate performance, regardless of whether the failure to achieve target was outside management's control.
- There are caps on the long-term equity awards, even if the required performance-related criteria are exceeded.



- A majority of the NEOs' compensation is long-term, with equity grants vesting over three to five years, depending on the award.

- Our compensation is not based on highly-leveraged short-term incentives that encourage high risk investments at the expense of long-term value.

- Long-term compensation to executive officers is based on specific performance measures that balance long-term growth and returns.

- The Committee uses benchmarking data and the advice of its independent compensation consultant to keep compensation in line with typical market practices and appropriate to Martin Marietta's needs.

- We use a balanced portfolio of long-term incentive programs.

- The Committee's governance process requires review and approval of all compensation over a certain amount.

Stock-Based Awards Generally

All of Martin Marietta's active equity-based award plans have been approved by shareholders. Our Stock-Based Award Plan requires a minimum vesting period of 12 months for restricted stock or RSUs and a minimum vesting period of 36 months for stock options or SARs. The Company has not issued SARs and has not issued options since 2015.

Stock Ownership Requirements

In 2018, the Board adopted robust formal Stock Ownership Guidelines for executive officers and members of the Board of Directors. These require the following ownership levels as a multiple of base salary or annual cash retainer, as applicable:

Title	Annual Base Salary Multiple
Chairman, President and CEO	7 times
Other Executive Officers	5 times
Other Members of the Board of Directors	5 times

The following types of equity instruments count in determining stock ownership for purposes of these guidelines:

- Shares owned separately by the covered person or owned either jointly with, or separately by, his or her immediate family members residing in the same household;

- Shares held in trust for the benefit of the covered person or his or her immediate family members;

- Shares purchased on the open market;

- Shares obtained through stock option exercise (and not thereafter sold);

- Vested shares of RSUs;

- Unvested RSUs;

- Shares held pursuant to deferred stock unit plans for Directors or executive officers; and

- Shares acquired under the Company's Savings and Investment Plan and similar plans or arrangements

Covered persons who are employees are expected to meet these requirements within five years of the later of becoming a covered person and the date of adoption of the policy. Until such time as such covered person has met these requirements, he or she is expected to retain 50% of any shares of common stock received upon vesting of RSUs, deferred stock unit awards, PSUs, the exercise of stock options, and other similar equity awards, net of amounts withheld to pay taxes and the exercise price of stock options until the applicable *Guideline* level is met.

Stock ownership does not include vested or unvested stock options, unvested PSUs and vested or unvested stock appreciation rights.

All of the Company's executive officers and members of the Board of Directors are in compliance with the Stock Ownership Guidelines.

We also require a holding period of annual cash incentive compensation converted to Martin Marietta shares as described below, with vesting generally in three years. There is no additional holding period beyond the vesting date, however a significant portion of the executive compensation program is in the form of equity awards that vest over three years generally.

Our CEO must invest a minimum of 35% of each year's cash bonus award in common stock units of Martin Marietta. Executive officers must invest a minimum of 20% of their annual bonus. Stock is purchased at a 20% discount to the price on the grant date to account for the additional risk of taking a common stock unit payment in lieu of a risk-free cash payment. In 2018, Mr. Nye deferred the maximum of 50% of his cash bonus in common stock units.

Clawback Policy

We also have a clawback policy. If the Board determines that an officer's intentional misconduct, gross negligence or failure to report such acts by another person was a contributing factor in requiring us to restate any of our financial statements or constituted fraud, bribery or another illegal act (or contributed to another person's fraud, bribery or other illegal act) which adversely impacted our financial position or reputation, then the Board shall take such action as it deems in the best interest of the Corporation and necessary to remedy the misconduct and prevent its recurrence. Among other actions, the Board may seek to recover or require reimbursement of any amount awarded to the officer in the form of an annual incentive bonus or LTI award. There were no events requiring Board consideration of a clawback action during 2018.



Our Use of Independent Compensation Consultants

The independent compensation consultant provides important information about market practices, the types and amounts of compensation offered to executives generally and the role of corporate governance considerations in making compensation decisions. The Committee's charter authorizes it to retain outside advisors that it believes are appropriate to assist in evaluating executive compensation.

For 2018, the Committee continued to retain Mercer as an independent compensation consultant. In connection with its retention of Mercer, the Committee considered the following factors in assessing Mercer's independence:

- The provision of services provided by Mercer to Martin Marietta in addition to compensation advisory services.

- The compensation paid to Mercer is less than 1% of Mercer's revenues.

- Mercer has business ethics and insider trading and stock ownership policies, which are designed to avoid conflicts of interest.

- Mercer employees supporting the engagement do not own Martin Marietta securities.

- Mercer employees supporting the engagement have no business or personal relationships with members of the Compensation Committee or with any Martin Marietta executive officer.

At its February 2018 meeting, the Committee renewed the engagement of Mercer. At that time, Mercer confirmed the continuing validity of each of the factors described above.

The nature and scope of Mercer's engagement was determined by the Committee and not limited in any way by management. Mercer was paid $147,501 for its compensation advisory services in 2018. During 2018, Mercer and its Marsh & McLennan affiliates were also retained by management to provide services unrelated to executive compensation, including property/casualty insurance brokerage services and administration of a risk management information system. The aggregate fees paid for those other services for 2018 were $330,780. The Committee and the Board did not review or approve the other services provided to us by Mercer and its Marsh & McLennan affiliates as those services are approved by management in the normal course of business.

We have been advised by Mercer that the reporting relationship and compensation of the individual Mercer consultants who perform executive compensation consulting services for our Committee is separate from, and is not determined by reference to, Mercer's or Marsh & McLennan's other lines of business or their other work for us. The Committee considered these separate reporting relationships and compensation structures, the provision of other services to the Company by Mercer and Marsh & McLennan, and the absence of any business or personal relationship between our officers and Directors and the specific Mercer consultants advising the Company (other than the consulting relationship with the Committee). The Committee also considered Mercer's Global Business Standards intended to address potential conflict of interests with respect to their executive compensation consulting services and the other factors required to be considered by applicable SEC and stock exchange rules in approving the Committee's engagement of Mercer for fiscal 2018. Based on this review, the Committee did not identify that Mercer had any conflicts of interest that would prevent Mercer from independently advising the Committee.

The Committee has considered and assessed all relevant factors, including but not limited to those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Securities Exchange Act of 1934, that could give rise to a potential conflict of interest with respect to the individual independent compensation consultants that provided services in 2018. Based on this review, there are no conflicts of interest raised by the work performed by Mercer.

Practice Regarding Timing of Equity Grants

The stock purchase awards under our Incentive Stock Plan and the PSUs and RSUs awarded under our LTI program, each as described above, were granted in 2018 at the Committee's regularly scheduled meetings in February following the availability of financial results for the prior year. Newly hired executive officers may, subject to the discretion of the Committee, receive an award of RSUs as of the date of their hire. The number of RSUs is based on the New York Stock Exchange closing price of Martin Marietta's common stock on the date of the grant or the first date of employment, whichever is later. The Committee's schedule is determined several months in advance and the proximity of any awards to earnings announcements or other market events is coincidental.

Our practice with regard to the timing of equity grants is:

- No equity award may be backdated. A future date may be used if, among other reasons, the Committee's action occurs in connection with a new employee who has not yet commenced employment.

- Proposed equity awards are presented to the Committee in February of each year. Off-cycle awards may be considered in the Committee's discretion in special circumstances, which may include hiring, retention or acquisition transactions.

In addition, our existing stock award plan prohibits repricing of stock options or paying cash for underwater stock options.



Perquisites

Martin Marietta provides executives with perquisites that the Committee believes are appropriate, reasonable and consistent with its overall compensation program to better enable Martin Marietta to attract and retain superior employees for key positions. The Committee periodically reviews the types and levels of perquisites provided to the NEOs. The value of each of the NEO's perquisites is included in the annual compensation set forth in the Summary Compensation Table.

In 2018, we provided personal use of leased automobiles to NEOs. We pay for the insurance, maintenance and fuel for such vehicles, and the value of personal mileage and use is charged to the NEO as imputed income. We make the company-owned aircraft available to the CEO and other senior executives for business travel. When the NEO is accompanied by his or her spouse on such trips, that use is included in the NEO's taxable income for the year. Martin Marietta also provides executive officers and other employees with certain other fringe benefits such as tuition reimbursement, airline club dues, professional society dues, and food and recreational fees incidental to official company functions. We do not provide other perquisites, such as country club memberships or financial planning services, to the NEOs.

Retirement and Other Benefits

In order to maintain market competitive levels of compensation, we provide retirement and other benefits to the NEOs and other employees, including:

- Medical and dental benefits
- Life, accidental death and disability insurance
- Pension and savings plans

The benefits under the defined benefit pension plan are more valuable for employees who remain with Martin Marietta for longer periods, thereby furthering our objectives of retaining individuals with more expertise in relevant areas and who can also participate in management development for purposes of executive succession planning. All of Martin Marietta's salaried employees in the United States are eligible to participate in our retirement and other plans, and the NEOs participate in the plans on the same terms as Martin Marietta's other salaried employees.

Additional information regarding these benefits is under the heading Pension Benefits Table on page 60 and the accompanying narrative.

Potential Payments upon Termination or Change of Control

We do not have written employment agreements with executives. Instead, each of our NEOs has a change of control severance agreement (an Employment Protection Agreement)

that provides for retention and continuity in order to minimize disruptions during a pending or anticipated change of control. The agreements are triggered only by a qualifying termination of employment following a change of control. Martin Marietta's equity-based award plans and retirement plans also provide for certain post-termination payments and benefits, as well as, for equity awards granted prior to 2019, the acceleration of time periods for purposes of vesting in, or realizing gain from, such equity award in the event of a change of control. The Committee believes these payments and benefits are also important to align the interests of the executive officers with the interests of the shareholders because the agreements will reduce or eliminate the reluctance to pursue potential change of control transactions that may ultimately lead to termination of their employment but would otherwise be in the best interests of our shareholders. The Employment Protection Agreement is described on pages 61 and 62 of this Proxy Statement.

Tax and Accounting Implications

In administering the compensation program for NEOs, for awards made in 2018 the Committee considered the applicability of Section 162(m) of the Internal Revenue Code, the consequences under financial accounting standards, the tax consequences in our analysis of total compensation and the mix of compensation elements, base, bonus and long-term incentives. Prior to amendment as part of the 2017 Tax Act, Section 162(m) prohibited public companies from taking a tax deduction for compensation that is paid to any one of certain employees in excess of $1.0 million, unless the compensation is "qualified performance-based compensation" within the meaning of the Code.

However, the exemption from Section 162(m)'s deduction limit for performance-based compensation has generally been repealed, effective for taxable years beginning after December 31, 2017. As a result, we expect that we will no longer be able to deduct certain compensation paid to the NEOs that we have historically been able to deduct.

While the Committee considers the deductibility of awards as one factor in determining executive compensation, the Committee also looks at other factors in making its decisions, as noted above, and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program to attract talent, promote retention, or recognize and reward desired performance even if the awards are not deductible for income tax purposes.



Executive Compensation

Executive Officer Compensation

The following tables show annual and long-term compensation, for services in all capacities to Martin Marietta, earned by the Chief Executive Officer, the Chief Financial Officer, and the three other most highly compensated executive officers in 2018, which we refer to collectively in this section of this proxy statement as the "named executive officers" or "NEOs." These tables and the accompanying narratives should be read in conjunction with the *Compensation Discussion and Analysis* section of this proxy statement, which provides a detailed overview of the methods used by Martin Marietta to compensate its officers, including the named executive officers.

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by each of the named executive officers for the fiscal years set forth below. Martin Marietta has not entered into any employment agreements with any of the named executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($)[1] (c)	Bonus ($)[2] (d)	Stock Awards ($)[3] (e)	Option Awards ($)[4] (f)	Non-Equity Incentive Plan Compensation ($)[5] (g)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[6] (h)	All Other Compensation ($)[7] (i)	Total ($) (j)
C. Howard Nye Chairman, President and CEO	2018	1,090,833		5,046,900		1,050,000	1,235,634	110,091	8,533,458
	2017	1,039,167		5,431,412		1,000,000	1,414,782	103,804	8,989,165
	2016	1,005,000	1,300,000	4,682,240			687,864	364,227	8,039,331
James A. J. Nickolas Senior Vice President and CFO	2018	485,667		899,577		451,670	91,960	84,393	2,013,267
	2017	172,936		1,320,232		162,127	25,995	8,534	1,689,824
Roselyn R. Bar Executive Vice President, General Counsel and Corporate Secretary	2018	537,783		1,073,594		496,912	940,466	52,958	3,101,713
	2017	511,383		1,433,583		475,586	1,039,249	52,062	3,511,863
	2016	496,583	498,967	1,001,335			528,522	100,915	2,626,322
Donald A. McCunniff Senior Vice President, Human Resources	2018	413,133		643,874		370,167	271,632	52,144	1,750,950
	2017	382,250		1,044,225		321,090	292,574	51,251	2,091,390
	2016	370,050	323,276	629,840			160,803	71,038	1,555,007
Daniel L. Grant Senior Vice President, Strategy & Development	2018	380,383		527,756		308,871	163,952	41,967	1,422,929
	2017	360,433		947,503		255,457	193,221	38,825	1,795,439
	2016	349,250	303,149	525,032			98,052	63,434	1,338,917

[1] The amounts in column (c) reflect the base salary actually paid. Mr. Nickolas' employment with the Company began in August 2017.

[2] The amounts in column (d) for 2016 reflects the cash bonuses to the named individuals earned under annual incentive arrangements. The amounts in this column include the amounts of bonus irrevocably deferred in common stock units at the election of each named executive officer pursuant to Martin Marietta's Incentive Stock Plan, which is discussed in further detail on page 45 under the heading *"Annual Incentive Feature: Performance-Based Stock Purchase Plan."* Column (e) includes the amounts mandatorily deferred in 2016 under the Incentive Stock Plan.

[3] The amounts in column (e) reflect the aggregate grant date fair value of awards made in the year reported, determined in accordance with FASB ASC Topic 718 (without any assumption for early forfeiture), of awards of RSUs; and awards of PSUs, which are described in more detail on pages 46 to 48 under the heading *"2018 Long-Term Incentive Compensation."* The amounts included in the table reflects the value of the units granted, which are subject to forfeiture if the executive does not remain in the employment of Martin Marietta for the requisite time period (generally three years) and if Martin Marietta does not achieve the performance criteria, where applicable. The amounts reported for 2016 include awards related to the amount of cash bonus irrevocably and mandatorily deferred in common stock units by each named executive officer pursuant to Martin Marietta's Incentive Stock Plan, which is discussed in further detail on page 45 under the heading "Annual Incentive Feature: Performance-Based Stock Purchase Plan". The amounts in column (e) for 2016 do not include the 20% discount on the Incentive Stock Plan units, which is reported in column (i). The amount in column (e) includes PSUs based on the target level of performance. Assuming the maximum payout under the PSUs granted in 2018, whose payout will be determined in February 2021 based on the Company's performance in 2018-2020, the amounts reported above for 2018 would be as follows:



Mr. Nye, $5,245,457; Mr. Nickolas, $1,032,205; Ms. Bar, $1,129,304; Mr. McCunniff, $723,493; and Mr. Grant, $591,037. Assumptions used in the calculation of these amounts are included in Note A to Martin Marietta's audited financial statements for the fiscal year ended December 31, 2018, included in Martin Marietta's Annual Report on Form 10-K filed with the SEC on February 25, 2019. The amounts of cash bonus deferred in 2018 for each named executive officer are included in column (e) as follows: Mr. Nye, $1,050,000; Mr. Nickolas, $112,918; Ms. Bar, $212,962; Mr. McCunniff, $92,542; and Mr. Grant, $77,218.

[4] The Company does not issue SARs and has not granted any options since 2015. The Stock-Based Award Plan prohibits share recycling for options or SARs.

[5] The amounts in column (g) for 2018 reflect the cash paid to the named individuals earned in 2018 and paid in 2019 under annual incentive arrangements discussed in further detail on pages 44 to 46 under the heading *"2018 Annual Cash Incentive Goals and Results"* and not deferred pursuant to Martin Marietta's Incentive Stock Plan, which is discussed in further detail on page 45 under the heading *"Annual Incentive Feature: Performance-Based Stock Purchase Plan."*

[6] The amounts in column (h) reflect the aggregate increase in the actuarial present value of the named executive officer's accumulated benefits during 2018, 2017 and 2016, respectively, under all defined benefit retirement plans established by Martin Marietta determined using interest rate and mortality rate assumptions consistent with those used in Martin Marietta's financial statements and include amounts which the named executive officer may not currently be entitled to receive because such amounts are not vested.

[7] The amount shown in column (i) for 2018 reflects for each named executive officer: matching contributions allocated by Martin Marietta to each of the named executive officers pursuant to the Savings and Investment Plan, which is more fully described on page 59 under the heading "*Retirement and Other Benefits*" in the following amounts: Mr. Nye, $9,625; Mr. Nickolas, $8,638; Ms. Bar, $9,555; Mr. McCunniff, $9,625; and Mr. Grant, $8,228; the value attributable to life insurance benefits provided to the named executive officers, which is more fully described on page 59 under the heading "*Retirement and Other Benefits*" in the following amounts: Mr. Nye, $10,062; Mr. Nickolas, $1,659; Ms. Bar, $5,995; Mr. McCunniff, $9,422; and Mr. Grant, $5,630; the value attributable to personal use of leased automobiles provided by Martin Marietta in the following amounts: Mr. Nye, $10,794; Mr. Nickolas, $13,608; Ms. Bar, $11,873; Mr. McCunniff, $13,409, and Mr. Grant, $8,847; dividend equivalents on RSUs in the following amounts: Mr. Nye, $79,610; Mr. Nickolas, $0; Ms. Bar, $25,535; Mr. McCunniff, $19,687; and Mr. Grant, $19,262; and for Mr. Nickolas, a moving bonus of $60,489 in connection with his employment that began in August 2017. These values are included as compensation on the W-2 of named executive officers who receive such benefits. Each such named executive officer is responsible for paying income tax on such amount. The amounts in column (i) also reflect the 20% discount from the market price of Martin Marietta's common stock pursuant to the elective deferrals under the Incentive Stock Plan in 2016, and the dollar value of dividend equivalents on units credited under the equity awards as computed for financial statement reporting purposes for each fiscal year ended December 31, 2018, 2017 and 2016 in accordance with FASB ASC Topic 718.



Grants of Plan-Based Awards

The table below shows each grant of an award made to a named executive officer in the fiscal year ended December 31, 2018. This includes equity awards made to the named executive officers under the Stock Plan and the Incentive Stock Plan.

GRANTS OF PLAN-BASED AWARDS TABLE

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	Grant Date Fair Value of Stock and Option Awards[4] (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)		
C. Howard Nye	2/20/19[1]		599,958	3,750,000		3,901	24,380		750,045
	2/22/18[3]				3,976	9,940	23,856		2,185,607
	2/22/18[2]							8,539	1,811,293
James A. J. Nickolas	2/20/19[1]		291,400	6,000,000		474	9,752		91,136
	2/22/18[3]				783	1,956	4,695		430,085
	2/22/18[2]							1,681	356,574
Roselyn R. Bar	2/20/19[1]		301,158	5,250,000		840	14,628		161,507
	2/22/18[3]				856	2,140	5,136		470,543
	2/22/18[2]							1,839	390,089
Donald A. McCunniff	2/20/19[1]		231,354	6,000,000		377	9,752		72,486
	2/22/18[3]				549	1,371	3,291		301,455
	2/22/18[2]							1,178	249,877
Daniel L. Grant	2/20/19[1]		213,014	6,000,000		347	9,752		66,718
	2/22/18[3]				448	1,120	2,688		246,266
	2/22/18[2]							963	204,272

[1] The amounts shown in this row reflect the annual bonus that could have been earned in 2018, payable in 2019, pursuant to the Executive Cash Incentive Plan. For each named executive officer, the amounts shown in columns (d) and (e) reflect the portion of the annual bonus that would have been paid in cash if, respectively, target and maximum performance was achieved for the year (i.e., after reduction for the total portion that would be deferred pursuant to the Incentive Stock Plan pursuant to both mandatory and voluntary deferrals). The amounts shown in columns (g) and (h) reflect the portion of the annual bonus that would have been deferred pursuant to the Incentive Stock Plan if, respectively, target and maximum performance was achieved for the year, inclusive of the 20% discount. Participants in the Incentive Stock Plan for 2018 were approved on May 17, 2018. These awards are discussed under the heading "*Annual Incentive Feature: Performance-Based Stock Purchase Plan*" on page 45. The actual amounts paid are reflected in the Summary Compensation Table on page 54.

[2] The amounts shown in column (i) reflect the number of RSUs granted in 2018 to each of the named executive officers pursuant to the Stock-Based Award Plan. These awards are discussed under the heading "*2018 Long-Term Incentive Compensation*" on pages 46 to 48. These awards are also included in column (e) of the Summary Compensation Table on page 54.

[3] The amounts shown in columns (f), (g) and (h) reflect the threshold, target and maximum, respectively, levels of PSUs payable if the performance measurements are satisfied in the period 2018-2020. These awards are discussed under the heading "*2018 Long-Term Incentive Compensation*" on pages 46 to 48.

[4] The amounts shown in column (l) reflect the grant date fair value of each equity award computed in accordance with FASB ASC Topic 718. No options to purchase shares of Martin Marietta's common stock were granted in 2018.

Stock-based incentive awards have been a significant component of Martin Marietta's management compensation. In 1998, the Board of Directors adopted and Martin Marietta's shareholders approved the Stock Plan. In 2016, the Board of Directors and the shareholders approved amendments to the plan increasing the number of shares of Martin Marietta's common stock available for equity awards. They also approved amendments to the plan designed to more directly tie long-term compensation incentives to Martin Marietta's performance and enhance flexibility in structuring long-term incentive

compensation packages by providing a mix of different types of long-term stock-based incentives. In addition, dividend equivalents that would have been paid in cash during the vesting period will be paid only if and when an award vests.

As amended, the plan authorizes the Management Development and Compensation Committee to award stock options, restricted stock and other stock-based incentive awards to employees of Martin Marietta for the purpose of attracting, motivating, retaining and rewarding talented and experienced



employees. Since 2016, Martin Marietta's long-term compensation program consists of a mix of RSUs and PSUs for senior level employees and other select employees.

Vesting of the awards granted in 2018 is based on the achievement by Martin Marietta of performance measures described under *"2018 Long-Term Incentive Compensation"* on pages 46 to 48.

A maximum of 5,800,000 shares of Martin Marietta's common stock are authorized under the plan for grants to key employees. Each award under the plan is evidenced by an award agreement setting forth the number and type of stock-based incentives subject to the award and such other terms and conditions applicable to the award as determined by the Committee. No employee may receive annual grants for more than 300,000 shares of common stock with respect to (i) full-value awards or (ii) stock options or stock appreciation rights.

Outstanding Equity Awards at Fiscal Year-End

The table below shows for each of the named executive officers information with respect to the unexercised stock options (columns (b), (c), (e), and (f)), stock unit awards (columns (g) and (h)) that have not vested, and equity incentive plan awards (columns (d), (i), and (j)) outstanding on December 31, 2018.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

	OPTION AWARDS				STOCK AWARDS			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value or Unearned Shares, Units or Other Rights That Have Not Vested[1] ($) (j)
C. Howard Nye	12,609 16,317 14,475 6,792 6,340	0 0 0 0 3,170[2]	86.90 69.12 108.24 121.00 154.58	5/12/2019 5/24/2020 5/23/2023 5/22/2024 5/21/2025	22,070[3] 3,556[4] 6,502[5] 8,539[6] 5,991[7] 5,893[8]	3,793,171 611,170 1,117,499 1,467,598 1,029,673 1,012,830	21,339[9] 11,355[10] 9,940[11]	3,667,534 1,951,584 1,708,388
James A. J. Nickolas					5,130[12] 1,681[6]	881,693 288,913	1,956[11]	336,178
Roselyn R. Bar	4,513 4,004 1,877 827	0 0 0 824[2]	69.12 108.24 121.00 154.58	5/24/2020 5/23/2023 5/22/2024 5/21/2025	9,913[3] 783[4] 1,870[5] 1,839[6] 1,121[7] 935[8]	1,703,747 134,574 321,396 316,069 192,666 160,698	4,697[9] 3,267[10] 2,140[11]	807,273 561,499 367,802
Donald A. McCunniff	3,226 3,027 1,998	0 0 665[2]	108.24 121.00 154.58	5/23/2023 5/22/2024 5/21/2025	8,127[3] 490[4] 1,414[5] 1,178[6] 485[7] 474[8]	1,396,787 84,216 243,024 202,463 83,357 81,466	2,942[9] 2,470[10] 1,371[11]	505,642 424,519 235,634
Daniel L. Grant	816 718	0 358[2]	121.00 154.58	5/22/2024 5/21/2025	7,643[3] 401[4] 1,264[5] 963[6] 568[7] 502[8]	1,313,602 68,920 217,244 160,011 97,622 86,279	2,407[9] 2,210[10] 1,120[11]	413,691 379,833 192,494



1 Based on the closing price of our common stock as of December 31, 2018 ($171.87).

2 Options exercisable on May 21, 2019.

3 RSU restrictions lapse on August 21, 2019.

4 RSU restrictions lapsed on February 4, 2019.

5 RSU restrictions lapse ratably in installments on March 28, 2019 and March 28, 2020.

6 RSU restrictions lapse ratably in installments on February 22, 2019, February 22, 2020 and February 22, 2021.

7 Incentive Stock Plan units restrictions lapse on December 1, 2019.

8 Incentive Stock Plan units restrictions lapse on December 1, 2020.

9 The amount for these outstanding awards of PSUs are presented at the target performance levels. The awards generally vest at December 31, 2018.

10 The amount for these outstanding awards of PSUs are presented at the target performance levels. The awards generally vest at December 31, 2019.

11 The amount for these outstanding awards of PSUs are presented at the target performance levels. The awards generally vest at December 31, 2020.

12 RSU vests as follows subject to continued employment on the dates of vesting: 1,083 units vest on December 31, 2019, and 4,047 units vest on August 21, 2022. If Mr. Nickolas' employment terminates prior to August 21, 2022 as a result of his voluntary termination or the Company's termination of Mr. Nickolas for cause, all outstanding RSUs expire and he is required to return to the Company the value of any vested shares of common stock that vested in connection with this award.

Option Exercises and Stock Vested

The table below shows on an aggregated basis for each of the named executive officers information on (1) the exercise of options for the purchase of Martin Marietta's common stock and (2) the vesting of stock, including RSUs, PSUs and Incentive Stock Plan units, during the last completed fiscal year. There are no awards of stock appreciation rights for Martin Marietta's common stock or other similar instruments.

OPTION EXERCISES AND STOCK VESTED TABLE

Name (a)	OPTION AWARDS		STOCK AWARDS	
	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting[1] ($) (e)
C. Howard Nye	11,196	1,323,255	33,916	6,319,413
James A. J. Nickolas	0	0	1,506	258,836
Roselyn R. Bar	7,408	835,374	7,675	1,466,285
Donald A. McCunniff	1,818	211,586	5,231	1,007,999
Daniel L. Grant	0	0	4,217	775,176

1 The amounts in column (e) include the value of RSUs and PSUs at the time of vesting and the appreciation of both mandatory and voluntary contributions under the Incentive Stock Plan.



Retirement and Other Benefits

In order to maintain market competitive levels of compensation, we provide retirement and other benefits to the named executive officers and other employees. The benefits under the defined benefit pension plan are more valuable for employees who remain with Martin Marietta for longer periods, thereby furthering Martin Marietta's objectives of retaining individuals with more expertise in relevant areas and who can participate in management development for purposes of executive succession planning. All of Martin Marietta's salaried employees in the United States are eligible to participate in the following retirement and other plans. The named executive officers participate in the plans on the same terms as Martin Marietta's other salaried employees.

Pension Plan. We have a tax qualified defined benefit pension plan ("Pension Plan") under which eligible full-time salaried employees of Martin Marietta who have completed five continuous years of employment with Martin Marietta, including the named executive officers, earn the right to receive certain benefits upon retirement on a reduced basis at or after age 55 and on an unreduced basis at or after age 62. Retirement benefits are monthly payments for life based on a multiple of the years of service and the final average eligible pay for the five highest consecutive years in the last ten years before retirement, less an offset for social security. The amount is equal to the sum of (A), (B) and (C) below:

(A) 1.165% of the participant's final average eligible pay up to social security covered compensation, multiplied by the participant's credited years of service up to 35 years;

(B) 1.50% of the participant's final average eligible pay in excess of social security covered compensation, multiplied by the participant's credited years of service up to 35 years; and

(C) 1.50% of the participant's final average eligible pay multiplied by the participant's credited years of service in excess of 35 years.

Supplemental Excess Retirement Plan (SERP). We also have a nonqualified restoration plan that covers any employee in the defined benefit pension plan, including the named executive officers, who are highly compensated and whose qualified plan benefit is reduced by Internal Revenue Code benefit or pay limits in Sections 415(b) and 401(a)(17). The plan is based on the same formula as the qualified Pension Plan described above. Benefits under our nonqualified plan are paid from our general assets.

Savings and Investment Plan. The Savings and Investment Plan is a tax-qualified defined contribution retirement savings plan pursuant to which all employees in the United States, including the named executive officers, are eligible to contribute up to 25% or the limit prescribed by the Internal Revenue

Service on a ROTH individual retirement account on a before-tax basis and up to an additional 17% of pay on an after-tax basis not to exceed a total of 25% of pay. We match 100% of the first 1% of pay and 50% of the next 5% of pay that is contributed by employees to the Savings and Investment Plan up to Internal Revenue Service limitations. All contributions as well as any matching contributions are fully vested upon contribution. Prior to 2015, the Company sponsored two defined contribution savings plans, the Performance Sharing Plan for salaried employees and the Savings and Investment Plan for hourly employees generally. The two plans were merged in 2014.

Retiree Medical. Eligible salaried employees who commenced employment with Martin Marietta prior to December 1, 1999 and who retire with at least 5 years of service are currently eligible for retiree medical benefits for life. Eligible salaried employees who commenced employment with Martin Marietta between December 1, 1999 and December 31, 2001 and who retire with at least 15 years of service are currently eligible for retiree medical benefits until age 65. Eligible employees share the cost of retiree medical based on their years of service and a predetermined cap on total payments by Martin Marietta. Employees who commenced employment with Martin Marietta on or after January 1, 2002 are not eligible for retiree medical benefits. Mr. Nye, Mr. Nickolas, Mr. McCunniff and Mr. Grant are not eligible for retiree medical benefits as each commenced employment with Martin Marietta after 2002.

Medical Insurance. Martin Marietta provides an opportunity to all of its salaried employees in the United States and the employees' immediate family members to select health, dental and vision insurance coverage. Martin Marietta pays a portion of the premiums for this insurance for all employees. All employees in the United States, including the named executive officers, pay a portion of the premiums depending on the coverage they choose.

Life and Disability Insurance. Martin Marietta provides to all of its salaried employees in the United States, including the named executive officers, long-term disability and life insurance that provides up to 1.5 times base salary at no cost to the employee. All employees in the United States, including the named executive officers, can choose additional coverage and pay a portion of the premiums depending on the coverage they choose. In addition, Martin Marietta pays an amount equal to one year of base salary in the event of death of any active salaried employee.

Housing Allowance and Relocation Costs. Martin Marietta provides relocation benefits, including a housing allowance, to certain employees upon their employment with Martin Marietta or in conjunction with a job relocation or promotion.



Pension Benefits

The table below shows the present value of accumulated benefits payable to each of the named executive officers, including the number of years of service credited to each such named executive officer, under our Pension Plan and SERP, determined using interest rate and mortality rate assumptions consistent with those used in Martin Marietta's financial statements.

PENSION BENEFITS TABLE

Name (a)	Plan Name (b)	Numbers of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($)[1] (d)	Payments During Last Fiscal Year ($) (e)
C. Howard Nye	Pension Plan SERP	12.417 12.417	489,661 5,325,892	
James A. J. Nickolas	Pension Plan SERP	1.417 1.417	40,630 77,325	
Roselyn R. Bar	Pension Plan SERP	24.500 24.500	1,249,548 3,859,990	
Donald A. McCunniff	Pension Plan SERP	7.417 7.417	375,116 777,053	
Daniel L. Grant	Pension Plan SERP	5.333 5.333	262,859 430,878	

[1] Amounts in column (d) reflect the valuation method and use the assumptions that are included in Notes A and J to Martin Marietta's audited financial statements for the fiscal year ended December 31, 2018, included in Martin Marietta's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2019.

The Pension Plan is a defined benefit plan sponsored by Martin Marietta and covers all of Martin Marietta's executive officers, including the named executive officers, and substantially all of the salaried employees of Martin Marietta on a non-contributing basis. Compensation covered by the Pension Plan generally includes, but is not limited to, base salary, executive incentive compensation awards, lump sum payments in lieu of a salary increase, and overtime. The normal retirement age under the Pension Plan is 65, but unreduced early retirement benefits are available at age 62 and reduced benefits are available as early as age 55. The calculation of benefits under the Pension Plan is generally based on an annual accrual rate, average compensation for the highest consecutive five years of the ten years preceding retirement, and the participant's number of years of credited service (1.165% of average compensation up to social security covered compensation for service up to 35 years and 1.50% of average compensation over social security covered compensation for service up to 35 years and 1.50% of average compensation for service over 35 years.) Benefits payable under the Pension Plan are subject to current Internal Revenue Code limitations, including a limitation on the amount of annual compensation for purposes of calculating eligible remuneration for a participant under a qualified retirement plan ($275,000 in 2018). Martin Marietta's SERP is a restoration plan that generally provides for the payment of benefits in excess of the Internal Revenue Code limits, which benefits vest in the same manner that benefits vest under the Pension Plan. The SERP provides for a lump sum payment of the vested benefits provided by the SERP subject to the provisions of Section 409A of the Internal Revenue Code. Of the named executive officers, Mr. Nye, Ms. Bar, Mr. McCunniff and Mr. Grant are each eligible for early retirement, which allows for payment to employees who are age 55 or older with at least five years of service at a reduced benefit based on the number of years of service and the number of years prior to age 62 at which the benefits began. Mr. Nickolas is not yet eligible for early retirement, but would still be eligible for payments at age 55 at a reduced benefit based on the number of years of service and the number of years prior to age 65 at which the benefits began. The present value of the Pension Plan and SERP benefit, respectively, for Mr. Nye, Mr. Nickolas, Ms. Bar, Mr. McCunniff, and Mr. Grant, if they had terminated on December 31, 2018 and began collecting benefits at age 55 or current age if older would be as follows: Mr. Nye, $527,905 and $5,917,525, respectively; Mr. Nickolas, $0 and $0, respectively, since he is not vested in the plans; Ms. Bar, $1,302,622 and $4,061,198, respectively; Mr. McCunniff, $376,664 and $781,268 respectively; and Mr. Grant, $258,069 and $426,643, respectively. The amounts listed in the foregoing table are not subject to any deduction for Social Security benefits or other offset amounts.



Potential Payments Upon Termination or Change of Control

The discussion and tables below reflect the amount of potential payments and benefits to each of the named executive officers at, following, or in connection with any termination of such executive's employment, including voluntary termination, involuntary not-for-cause termination, for-cause termination, normal retirement, early retirement, in the event of disability or death of the executive, and termination following a change of control. The amounts assume that such termination was effective as of December 31, 2018 and thus includes amounts earned through such time and are estimates of the amounts that would have been paid out to the executives upon their termination at such time. The actual amounts to be paid out can only be determined at the time of such executive's actual separation from Martin Marietta.

Payments Upon Any Termination. Regardless of the manner in which the employment of a named executive officer terminates, he or she is entitled to receive the amounts earned during the term of employment, including cash compensation earned during the fiscal year, amounts contributed by the employee and Martin Marietta's matching contributions to the Savings and Investment Plan, unused earned vacation pay and amounts accrued and vested through Martin Marietta's Pension Plan and SERP.

Payments Upon Voluntary Termination. In addition to the amounts described under the heading *Payments Upon Any Termination*, upon a voluntary termination of employment, the named executive officer would be entitled to receive the lower of the amount of cash contributed to the Incentive Stock Plan or the current market value of the common stock units credited to the employee measured by the NYSE closing price of Martin Marietta's common stock on the date of termination.

Payments Upon Involuntary Not-For-Cause Termination. In addition to the amounts described under the heading *Payments Upon Any Termination*, upon an involuntary termination of employment not for cause, the named executive officer would be entitled to receive a prorated share of the common stock units credited to him or her under the Incentive Stock Plan paid out as shares of common stock and the remaining cash contribution invested by the employee in the plan.

Payments Upon Involuntary For-Cause Termination. In the event of involuntary termination for cause, which is defined in the Employment Protection Agreement and the Stock Plan, the named executive officer would be entitled to receive the payments and benefits described under the heading *Payments Upon Voluntary Termination*.

Payments Upon Retirement. In the event of the retirement at age 62 or above of a named executive officer, in addition to the items described under the heading *Payments Upon Any Termination*, the executive will receive a portion of the cash incentive bonus based upon performance and payable under the Executive Cash Incentive Plan that correlates to the percentage of the year in which the employee worked for the Company; will continue to hold all outstanding options unaffected by the retirement and retain such options for the remainder of the outstanding term; will continue to hold all awards of RSUs and PSUs for the remainder of the outstanding term unaffected by the retirement; will vest in all outstanding awards of common stock units under the Incentive Stock Plan; in the case of Ms. Bar, will be eligible to receive health and welfare benefits as described under the heading *Retiree Medical* on page 59; and will continue to receive life insurance coverage until his or her death.

Payments Made Upon Early Retirement. In the event of retirement prior to reaching age 62 but on or after reaching age 55, the named executive officer will receive benefits as described under the heading *Payments Upon Voluntary Termination*. In addition, the named executive officer will receive reduced benefits of the type described under *Pension Benefits* on page 60 and may be eligible for benefits described under the heading *Retiree Medical* beginning on page 59 at a higher cost.

Payments Upon Death or Disability. In the event of the death or disability of a named executive officer, in addition to the payments and benefits under the heading *Payments Upon Any Termination*, the named executive officer or his or her estate will receive benefits under Martin Marietta's long-term disability plan or life insurance plan, as appropriate, and a death benefit payment equal to the then-current base salary of such employee paid under the Pension Plan plus one month base salary. In addition, in the event of death, all options will vest and the executor of their estate will have one year to exercise the options. In the event of disability, the executive will receive a portion of the cash incentive compensation based upon performance and payable under the Executive Cash Incentive Plan that correlates to the percentage of the year in which the employee worked for the Company; continue to hold all outstanding options unaffected by the disability and retain such options for the remainder of the outstanding term; will continue to hold all awards of PSUs and RSUs for the remainder of the outstanding term unaffected by the disability; and will vest in all outstanding awards of common stock units under the Incentive Stock Plan.

Payments Upon or in Connection With a Change of Control. Martin Marietta has entered into Employment Protection Agreements, as amended from time to time, with each of the named executive officers. The purpose of these agreements is to provide Martin Marietta's key executives with payments and benefits upon certain types of terminations within two years following a "Change of Control." For purposes of the agreements, a Change of Control is generally defined as (i) the acquisition by any person, or related group of persons, of 40% or more of either the outstanding common stock of Martin Marietta or the combined voting power of Martin Marietta's



outstanding securities, (ii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of Martin Marietta's assets following which Martin Marietta's shareholders before such event fail to own more than 50% of the resulting entity, (iii) a change in the majority membership of the Board, or (iv) a liquidation or dissolution of Martin Marietta.

The agreements provide that if, within the two-year period following a Change of Control, an executive is terminated without "Cause" (as defined in the agreements) or terminates his or her employment with "Good Reason" (as defined in the agreements), Martin Marietta is obligated to pay the executive, in a lump sum, an amount equal to three times the sum of the executive's base salary, annual bonus, and Martin Marietta's match to the defined contribution plan; the payment of a pro-rata annual target bonus in the year of termination as determined under the Executive Cash Incentive Plan (for Mr. Nye such target bonus is 110% for purposes of the Employment Protection Agreement) and to provide continuation of health, medical and other insurance benefits for a period of three years following termination. The rationale for selecting these triggers is to encourage the named executive officers to remain focused on Martin Marietta, its performance and matters that are in the best interests of its shareholders rather than be distracted by the personal impact to their employment that the Change of Control may have. For purposes of the agreements, "base salary" means the highest annual rate of base salary that the executive received within the twelve-month period ending on the date of the Change of Control, and "annual bonus" means the executive's highest annual bonus paid during the period beginning five years prior to the Change of Control and ending on the date of the executive's termination of employment. Executives also are credited with an additional three years of service under the Pension Plan and are eligible to retire after age 55 without reduction in benefits and with a lump sum payment based on a 0% discount rate. Martin Marietta must also continue to provide the executive all benefits provided under Martin Marietta's defined benefit and defined contribution retirement plans and provide the executive with the same retiree medical benefits that were in effect for retirees immediately prior to the Change of Control. The agreements also have

confidentiality requirements to ensure that the executives do not disclose any confidential information relating to Martin Marietta.

The agreements were amended in December 2018 in response to the 2018 Say On Pay vote that was supported by 78.9% of the shareholders that voted. The amendments eliminated (1) the "gross up" payments that compensate the executives for any golden parachute excise taxes imposed under the Internal Revenue Code; (2) the "walk-right" if the executive voluntarily terminates his or her employment for any reason during the thirty-day period following the second anniversary of the Change of Control; and (3) the inclusion of the value of perquisites in the severance payment provided for in the agreements.

The term of the agreements is one year following their effective dates. On each anniversary date of the effective date, the agreements are renewed for one additional year, unless either party gives notice of its intent to cancel the automatic extension. If, prior to termination, a Change of Control occurs or the Board becomes aware of circumstances which in the ordinary course could result in a Change of Control, then under no circumstances will the agreements terminate prior to the second anniversary of the Change of Control.

In addition, the Stock Plan, pursuant to which equity-based awards are made to the executive officers, provides that upon the occurrence of a Change of Control of Martin Marietta as provided in the Employment Protection Agreements, all time periods for purposes of vesting in, or realizing gain from, any outstanding award under the plan will automatically accelerate. For purposes of such vesting, any performance criteria will be deemed achieved at the greater of target performance and actual performance, as measured through the date of the Change of Control. In December 2018, in response to the 2018 Say On Pay vote, the Company's form of restricted stock unit (RSU) award agreement and performance share unit (PSU) award agreement were changed such that future grants of RSUs and PSUs will require termination of the executive's employment in connection with a Change of Control in order for accelerated vesting to occur.



Value of Payments Upon Termination. The following table shows the potential incremental value of payments to each of our named executive officers upon termination, including in the event of a Change of Control of Martin Marietta, assuming a December 31, 2018 termination date and, where applicable, using the NYSE closing price of our common stock of $171.87 on December 31, 2018 (the last trading day of 2018).

POTENTIAL INCREMENTAL VALUE OF PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL AT DECEMBER 31, 2018

Name	Benefit or Payment[1]	Retirement ($)	Involuntary Not-for-Cause Termination ($)	Disability ($)	Death ($)	Change-of-Control ($)
C. Howard Nye	Cash Severance[2]					9,300,000
	Unvested RSUs[3]	3,196,266	3,793,171	6,989,437	6,989,437	6,989,437
	Unexercisable Options[4]	57,207		57,207	57,207	57,207
	Unvested Incentive Stock Plan Units[5]	42,503	22,974	42,503	42,503	42,503
	PSUs[6]	3,659,972		3,659,972	3,659,972	3,659,972
	Retirement Plans[7]			1,437,564		13,615,299
	Health and Welfare Benefits[8]					65,760
James A. J. Nickolas	Cash Severance[2]					1,953,051
	Unvested RSUs[3]	1,170,607		1,170,607	1,170,607	1,170,607
	Unexercisable Options[4]					
	Unvested Incentive Stock Plan Units[5]					
	PSUs[6]	336,178		336,178	336,178	336,178
	Retirement Plans[7]			799,962		1,052,447
	Health and Welfare Benefits[8]					78,328
Roselyn R. Bar	Cash Severance[2]					3,529,845
	Unvested RSUs[3]	772,040	1,703,747	2,475,787	2,475,787	2,475,787
	Unexercisable Options[4]	14,924		14,924	14,924	14,924
	Unvested Incentive Stock Plan Units[5]	7,723	4,231	7,723	7,723	7,723
	PSUs[6]	929,301		929,301	929,301	929,301
	Retirement Plans[7]					5,644,123
	Health and Welfare Benefits[8]					34,483
Donald A. McCunniff	Cash Severance[2]					2,468,985
	Unvested RSUs[3]	529,704	1,396,787	1,926,491	1,926,491	1,926,491
	Unexercisable Options[4]	12,001		12,001	12,001	12,001
	Unvested Incentive Stock Plan Units[5]	3,731	1,993	3,731	3,731	3,731
	PSUs[6]	660,153		660,153	660,153	660,153
	Retirement Plans[7]			120,543		1,596,909
	Health and Welfare Benefits[8]					34,977
Daniel L. Grant	Cash Severance[2]					2,288,809
	Unvested RSUs[3]	446,175	1,313,602	1,759,777	1,759,777	1,759,777
	Unexercisable Options[4]	6,461		6,461	6,461	6,461
	Unvested Incentive Stock Plan Units[5]	4,015	2,200	4,015	4,015	4,015
	PSUs[6]	572,327		572,327	572,327	572,327
	Retirement Plans[7]			11,954		1,153,066
	Health and Welfare Benefits[8]					34,044

[1] The table does not include information with respect to plans or arrangements that are available generally to all salaried employees and that do not discriminate in favor of executive officers. The table reflects the incremental value over the amounts to which the named executive officer would have been entitled on a voluntary resignation on December 31, 2018.

[2] Assumes all earned base salary has been paid.

[3] Reflects the estimated lump-sum intrinsic value of all unvested RSUs.

[4] Reflects the estimated lump-sum intrinsic value of all unvested stock options.

[5] Reflects the difference between the value of the unvested Incentive Stock Plan share units at year-end and the amount of cash invested by the executive officer in the share units.

[6] Reflects the estimated lump-sum intrinsic value of all unvested PSUs.

[7] The table does not include information related to the form and amount of payments or benefits that are not enhanced or accelerated in connection with any termination that would be provided by Martin Marietta's retirement plans, which is disclosed in the Pension Benefits Table and the accompanying narrative on page 60. Change of Control values include the incremental value of the benefit (including three times Martin Marietta's match to the defined contribution plan) payable upon a qualifying termination of employment following a Change of Control.

[8] Reflects the estimated incremental lump-sum present value of all future premiums that would be paid on behalf of the named executive officer under Martin Marietta's health and welfare plans, including long-term disability and life insurance.



CEO Pay Ratio Disclosure

The Company is required to disclose in its proxy statement the annual total compensation of the median-compensated employee of, generally, all Company employees (excluding the CEO), the annual total compensation of its CEO, and the ratio of the CEO compensation to the median employee's compensation.

The Company employs approximately 8,700 employees that are located primarily in the United States, but also represented in Canada and the Bahamas.

The methodology described in this section was used to identify the median employee in 2017. For 2018, we used the rule allowing us to use the same median employee as last year. The median employee compensation was identified using a consistently applied compensation measure, encompassing base salary, overtime, incentive compensation with a performance period of one year or less (such as annual incentives and sales or other bonuses), and allowances (such as personal use of company-provided vehicles). As allowed under the SEC rules, base pay was annualized for employees hired during the year to reflect a full year of service.

We determined the required ratio by:

- calculating the compensation based on a consistently applied measure as described above of all employees except the CEO, and then sorting those employees from highest to lowest;

- determining the median employee from that list, including evaluating employees situated slightly above and below the calculated median to ensure the selected employee reflects our population as a whole; and

- calculating the total annual compensation of our CEO and of the median employee using the same methodology required for the Summary Compensation Table.

The total annual compensation for our CEO for fiscal year 2018 was $8,533,458. The total annual compensation in 2018 for the median employee (other than our CEO) was $71,335. The resulting ratio of CEO pay to the pay of our median employee for fiscal year 2018 is 120 to one. This is lower than the CEO pay ratio of 131:1 we disclosed last year.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. Because the SEC rules for identifying the median-compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the amount of compensation of the median-compensated employee and the pay ratio reported by other companies may not be comparable to our estimates reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios. As permitted by the SEC rules, we used the same median employee as in 2017, as there were no changes to our median employee's status, our employee population or our compensation programs in 2018 that we would reasonably believe would result in a significant change in our pay ratio disclosure.



Proposal 3

Advisory Vote on the Compensation of Our Named Executive Officers
(Item 3 on Proxy Card)

Public companies are required to provide their shareholders with a periodic opportunity to endorse or not endorse our executive officer pay program and policies. The Board of Directors has elected to do so annually and intends to present the following non-binding resolution for approval by shareholders at the Annual Meeting:

> "RESOLVED, that the shareholders approve, on an advisory basis, the overall compensation paid to Martin Marietta's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K in this Proxy Statement in the Compensation Discussion and Analysis and in the narrative and tabular disclosure under the heading "Executive Compensation.""

Shareholders are urged to read the *Compensation Discussion and Analysis* and consider the various factors regarding compensation that are discussed. We believe that our executive compensation program is reasonable, competitive and strongly focused on pay-for-performance principles. Our executive compensation policies have enabled us to implement our compensation philosophy and achieve its goals. We believe that compensation awarded to our named executive officers in 2018 was appropriate and aligned with 2018 performance and positions us for growth in future years. The results of the vote on this resolution are advisory and will not be binding upon the Board of Directors. However, the Board values our shareholders' opinions, and consistent with our record of shareholder engagement, will consider the outcome of the vote in making future executive compensation decisions. The next such vote will occur at the 2020 annual meeting of shareholders.

 The Board Unanimously Recommends a Vote "**FOR**" This Proposal 3



Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows information as of December 31, 2018 regarding Martin Marietta's compensation plans that allow Martin Marietta to issue its equity securities. Martin Marietta's equity compensation plans consist of the Amended and Restated Martin Marietta Materials, Inc. Common Stock Purchase Plan for Directors (the Directors' Plan), the Martin Marietta Materials, Inc. Amended and Restated Stock-Based Award Plan (the Stock-Based Award Plan), under which the Martin Marietta Materials, Inc. Incentive Stock Plan (the Incentive Stock Plan) was adopted, the Martin Marietta Materials, Inc. Amended Omnibus Securities Award Plan (the Omnibus Securities Award Plan), and the Martin Marietta Materials, Inc. Shareholder Value Achievement Plan (the Achievement Plan). Martin Marietta's shareholders have approved all of these plans. Martin Marietta has not entered into any individual compensation arrangements that would allow it to issue its equity securities to employees or non-employees in exchange for goods or services.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)[3]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	602,968[1]	$ 122.22	1,150,654[4]
Equity compensation plans not approved by shareholders	65,695[2]	$ 51.82	0[5]
TOTAL	668,663	$ 105.63	1,150,654

[1] Includes 152,782 stock options that have a weighted-average exercise price of $112.56; 416,083 restricted stock units that have a $0 exercise price; and 34,103 stock units granted in accordance with the Incentive Stock Plan that are credited to participants at an average weighted cost of $165.47. The restricted stock units and stock units granted in accordance with the Incentive Stock Plan represent Martin Marietta's obligation to issue shares in the future subject to certain conditions in accordance with the Stock-Based Award Plan.

[2] Represents stock options and restricted stock units granted to legacy Texas Industries, Inc. ("TXI") employees and employees hired after July 1, 2014.

[3] The weighted-average exercise price does not take into account the restricted stock units and stock units for which there is no exercise price.

[4] Includes shares of Martin Marietta's common stock available for issuance (other than those reported in column (a)) under Martin Marietta's equity compensation plans as of December 31, 2018 in the following amounts: Directors' Plan (143,483 shares), Stock-Based Award Plan (799,196 shares), and Achievement Plan (207,975 shares). Also excludes Texas Industries Inc. stock-based award plans (1,878,850 shares). The Directors' Plan provides that nonemployee directors may elect to receive all or a portion of their fees in the form of common stock. Under the Achievement Plan, awards can be granted to key senior employees based on certain common stock performance over a long-term period. No awards have been granted under this plan since 2000.

[5] There are 1,878,850 shares of Martin Marietta's common stock available for issuance to legacy TXI employees. These shares will be used to settle currently outstanding awards but no further awards will be granted for these shares, as indicated by management in connection with the approval by shareholders of the Stock-Based Award Plan on May 19, 2017.

On July 1, 2014, in conjunction with the merger of TXI into a wholly-owned subsidiary of Martin Marietta, the Company assumed the TXI 2004 Omnibus Equity Compensation Plan (TXI Legacy Plan) and TXI's Management Deferred Compensation Plan (the TXI DC Plan) and shares available for future issuance under the TXI Legacy Plan and the TXI DC Plan following the merger.

Description of the TXI Legacy Plan

The TXI Legacy Plan became effective as of July 11, 2012 and will terminate on July 11, 2022 unless sooner terminated. All legacy employees of TXI and its affiliates and subsidiaries are eligible to receive awards. However, no further awards will be granted under the TXI Legacy Plan, as indicated by management in connection with the approval by shareholders of the Amended and Restated Stock-Based Award Plan on May 19, 2017.

If Martin Marietta is dissolved or liquidated, or if substantially all of its assets are sold or there is a merger or consolidation and the acquiring or surviving entity does not substitute equivalent awards for the awards then outstanding, each award granted under the TXI Legacy Plan will become fully vested and exercisable and all restrictions on it will lapse. All options and stock appreciation rights not exercised upon the occurrence of such a corporate event will terminate, and the Company may, in its discretion cancel all other awards then outstanding and pay the award holder its then current value as determined by the Committee.



Description of the Deferred Compensation Plan

The TXI DC Plan became effective as of July 11, 2012 and will terminate on July 11, 2022 unless sooner terminated. Key management legacy employees of TXI, its subsidiaries and its affiliates are eligible to participate in the TXI DC Plan. Under the terms of the TXI DC Plan, participants may elect each year to defer all or a portion of their eligible compensation received during that year. However, no further awards will be granted under the TXI DC Plan, as indicated by management in connection with the approval by shareholders of the Stock-Based Award Plan on May 19, 2017.

If Martin Marietta is dissolved or liquidated, or if substantially all of its assets are sold (or there is a merger or consolidation) and the acquiring or surviving entity does not substitute equivalent awards for the awards then outstanding, each award granted under the TXI DC Plan will become fully vested and all restrictions on it will lapse.



Annual Meeting and Voting Information

What is the purpose of the annual meeting?
At our annual meeting, shareholders will act on the matters outlined in the accompanying Notice of Annual Meeting of Shareholders. This statement is furnished in connection with the solicitation by Martin Marietta's Board of Directors of proxies to be used at the meeting and at any and all adjournments or postponements of the meeting.

Whether or not you plan to attend the meeting, we encourage you to date, sign, and return your proxy in the enclosed envelope.

Who is entitled to vote at the meeting?
Only shareholders of record at the close of business on March 8, 2019 are entitled to notice of and to participate in the Annual Meeting. If you were a shareholder of record on that date, you will be entitled to vote all the shares that you held on that date at the meeting, or any adjournments or postponements of the meeting.

What are the voting rights of the holders of Martin Marietta common stock?
Each share of Martin Marietta common stock is entitled to one vote on each matter considered at the meeting.

Who can attend the meeting?
All shareholders as of the record date, or their duly appointed proxies, beneficial owners presenting satisfactory evidence of ownership as of the record date, and invited guests of Martin Marietta may attend the meeting.

What constitutes a quorum?
The presence at the meeting, in person or by proxy, of the holders of a majority of the common stock outstanding on the record date constitutes a quorum, permitting shareholders to take action at the meeting. On March 8, 2019, there were 62,479,480 shares outstanding of Martin Marietta's common stock, $.01 par value per share.

Who will oversee the voting results?
Votes cast by proxy or in person at the Annual Meeting will be tabulated by an independent inspector of election appointed by Martin Marietta's Board of Directors for the Annual Meeting from American Stock Transfer & Trust Company, Martin Marietta's transfer agent. The inspector of election will determine whether a quorum is present. For purposes of determining the presence of a quorum, abstentions and broker non-votes (which are described below) will be counted as shares that are present and entitled to vote.

How do I vote?
Registered shareholders: Registered shareholders have four voting options:

- over the Internet at the internet address shown on the enclosed proxy card;
- by telephone through the number shown on the enclosed proxy card;
- by completing, signing, dating and returning the enclosed proxy card by mail; or
- in person at the meeting.

Even if you plan to attend the meeting, we encourage you to vote your shares by submitting your proxy. If you choose to vote your shares at the meeting, please bring proof of stock ownership and proof of your identity for entrance to the meeting.

Beneficial shareholders: If you hold your Martin Marietta shares in street name, your ability to vote by Internet or telephone depends on the voting process of the bank, broker or other nominee through which you hold the shares. Please follow their directions carefully. If you want to vote at the meeting, you must request a legal proxy from your bank, broker or other nominee and present that proxy, together with proof of your identity, for entrance to the meeting.

If you complete and properly sign the accompanying proxy card and return it to Martin Marietta, it will be voted as you direct. If you are a registered shareholder and attend the meeting, you may deliver your completed proxy card or vote in person. Shareholders whose shares are held by brokers, banks, or other nominees who wish to vote at the meeting will need to obtain a proxy form from the institution that holds its shares.

What can I do if I change my mind after I vote my shares?
Even if you have submitted your vote, you may revoke your proxy and change your vote at any time before voting begins at the annual meeting.

Registered shareholders: Registered shareholders may change their votes in one of two ways:

- by voting on a later date by telephone or over the Internet (only your last dated proxy card or telephone or Internet vote is counted); or
- by delivering a later dated proxy card to our Secretary, either prior to or at the meeting; or by voting your shares in person at the meeting. In order to vote your shares at the meeting, you must specifically revoke a previously submitted proxy.



Beneficial shareholders: If you hold your shares in street name, you should contact your bank, broker or other nominee to find out how to revoke your proxy.

How do I vote my 401(k) shares?

Each participant in Martin Marietta's Savings and Investment Plan may direct the trustee as to the manner in which shares of common stock allocated to the plan participant's account are to be voted. If the plan participant does not return a signed voting instruction card to the trustee in a timely manner or returns a card without indicating any voting instructions, the trustee will vote the shares in the same proportion as shares for which the trustee receives voting instructions for that plan.

Will my broker vote my shares for me if I do not give voting instructions? What are "broker non-votes"?

Brokers holding shares for beneficial owners must vote those shares according to the specific instructions they receive from the beneficial owners. If specific instructions are not received, brokers may generally vote these shares at their discretion. However, the NYSE rules preclude brokers from exercising their voting discretion on certain proposals, such as the election of Directors and executive compensation matters. In such cases, absent specific instructions from the beneficial owner, the broker may not vote on those proposals. This results in what is known as a "broker non-vote." The approval of the ratification of the appointment of independent auditors is not a proposal subject to this rule. Accordingly, if you want your broker to vote your shares on the election of Directors or, the approval on an advisory basis of the compensation of our named executive officers, you must provide specific voting instructions to your broker. Conversely, any broker holding shares for you may vote your shares at their discretion with respect to the ratification of the appointment of independent auditors unless you give them specific instructions on how you wish for them to vote.

What vote is required to approve each item?

Martin Marietta amended its Articles of Incorporation following the 2013 Annual Meeting of Shareholders to provide for majority voting in the election of Directors. As a result, in an uncontested Director election (*i.e.*, an election where the only nominees are those proposed by our Board of Directors, such as at the 2019 Annual Meeting), Directors are elected by a majority of the votes cast by holders of our common stock present in person or by proxy at the meeting. For purposes of uncontested Director elections, a majority of votes cast means that the number of votes cast "for" a nominee's election exceeds the number of votes cast "against" that nominee's election. Abstentions and broker non-votes will not be counted as votes cast in the election of Directors and will have no effect on the outcome of the election of Directors.

Under North Carolina law, if an incumbent director is not re-elected at an Annual Meeting of Shareholders, then, even though his or her term has expired, the incumbent director continues to serve in office as a holdover director until his or her successor is elected or until there is a decrease in the number of directors.

North Carolina law further provides that if the shareholders fail to elect the full authorized number of directors, a board of directors may fill the vacancy by electing a successor. Accordingly, Martin Marietta's Articles of Incorporation provide that if a nominee is not elected by a vote of the majority of the votes cast with respect to that nominee's election, the Board of Directors may decrease the number of Directors, fill any vacancy or take other appropriate action.

The ratification of the selection of independent auditors, the advisory vote to approve the compensation of the named executive officers, and any other proposal presented at the meeting, will be approved if more votes are cast by proxy or in person in favor of the proposal than are cast against it.

Abstentions and broker non-votes, if any, will not be counted "for" or "against" any of these proposals.

Where can I find voting results for the Annual Meeting?

We will announce preliminary voting results at the conclusion of the meeting and publish final results in a Current Report on Form 8-K filed with the Securities and Exchange Commission within four business days after the Annual Meeting.

Where can I find out more information about Martin Marietta?

We maintain a website at *www.martinmarietta.com* where you can find additional information about Martin Marietta. Visitors to the website can view and print copies of Martin Marietta's SEC filings, including periodic and current reports on Forms 10-K, 10-Q and 8-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for each of our Audit Committee, Management Development and Compensation Committee, and Nominating and Corporate Governance Committee, *Corporate Governance Guidelines*, as well as our *Code of Ethical Business Conduct* are all available through the website. Alternatively, **our shareholders and other interested parties may obtain, without charge, copies of all of these documents by writing to the Corporate Secretary, Martin Marietta, 2710 Wycliff Road, Raleigh, NC 27607**. Please note that the information contained on Martin Marietta's website is not incorporated by reference in, or considered to be a part of, this document.

Who is paying for this proxy statement?

The entire cost of preparing, assembling, printing, and mailing the Notice of Meeting, this proxy statement, and proxies, and the cost of soliciting proxies relating to the meeting, if any, has been or will be paid by Martin Marietta. In addition to use of the mail, proxies may be solicited by Directors, officers, and other regular employees of Martin Marietta by telephone, facsimile, or personal solicitation, and no additional compensation will be



paid to such individuals. Martin Marietta will use the services of Morrow Sodali LLC, 470 West Avenue, Stamford, CT 06902, a professional soliciting organization, to assist in obtaining in person or by proxy shareholder votes. Martin Marietta estimates its expenses for solicitation services will not exceed $10,000.

Martin Marietta will, if requested, reimburse banks, brokerage houses and other custodians, nominees and certain fiduciaries for their reasonable expenses incurred in mailing proxy materials to their principals.

Incorporation by Reference

The Audit Committee Report beginning on page 30 and the Management Development and Compensation Committee Report beginning on page 31 do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing by Martin Marietta under the Securities Act of 1933 or the Securities Exchange Act of 1934, or subject to Regulation 14A or to the liabilities of Section 18 of the Exchange Act, except to the extent that Martin Marietta specifically requests that the information be treated as soliciting material or specifically incorporates such information by reference.

Shareholders' Proposals for 2020 Annual Meeting

Proposals by shareholders intended to be presented at the 2020 Annual Meeting of Shareholders of Martin Marietta must be received by the Secretary of Martin Marietta no later than December 12, 2019 in order to be included in the proxy statement and on the proxy card that will be solicited by the Board of Directors in connection with that meeting. The inclusion of any proposal will be subject to applicable rules of the Securities and Exchange Commission. In addition, the Bylaws of Martin Marietta establish an advance notice requirement for any proposal of business to be considered at an Annual Meeting of Shareholders, including the nomination of any person for election as Director. In general, written notice must be received by the Secretary of Martin Marietta at its principal executive office, 2710 Wycliff Road, Raleigh, North Carolina 27607, not less than 60 days nor more than 90 days prior to the first anniversary of the mailing of the preceding year's proxy statement in connection with the Annual Meeting and must contain specified information concerning the matter to be brought before such meeting and concerning the shareholder proposing such a matter. Accordingly, to be considered at the 2020 Annual Meeting of Shareholders, proposals must be received by the Secretary of Martin Marietta no earlier than January 11, 2020 and no later than February 10, 2020. Any waiver by Martin Marietta of these requirements with respect to the submission of a particular shareholder proposal shall not constitute a waiver with respect to the submission of any other shareholder proposal nor shall it obligate Martin Marietta to waive these requirements with respect to future submissions of the shareholder proposal or any other shareholder proposal. Our Bylaws provide a proxy access right to permit a shareholder, or a group of up to 20 shareholders, owning at least 3% of our outstanding common stock continuously for at least three years, to nominate and include in our proxy materials director nominees constituting up to 25% of the Board of Directors or two Directors, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our Bylaws. Under our Bylaws, compliant notice of proxy access Director nominations for the 2020 Annual Meeting of Shareholders must be submitted to the Secretary no earlier than November 12, 2019 and no later than December 12, 2019. The notice must contain the information required by the Bylaws. Any shareholder desiring a copy of the Bylaws of Martin Marietta will be furnished one without charge upon written request to the Secretary of Martin Marietta at its principal executive office, 2710 Wycliff Road, Raleigh, North Carolina 27607.

MARTIN MARIETTA MATERIALS, INC.

April 10, 2019



Appendix A

MARTIN MARIETTA
GUIDELINES FOR POTENTIAL NEW BOARD MEMBERS

Preamble: The following considerations are one of the tools used to assist the Nominating and Corporate Governance Committee in the exercise of its responsibility to evaluate the suitability of new potential candidates for the Board of Directors, consistent with any criteria set out in Martin Marietta's Corporate Governance Guidelines. In evaluating a new potential candidate who is not an employee or former employee of Martin Marietta, the Nominating and Corporate Governance Committee would take into consideration the extent to which the candidate has the personal characteristics and core competencies outlined in one or more of the guidelines set out below, and would take into account all other factors it considers appropriate, including the overall composition of the Board. These guidelines are in addition to and are not intended to change or interpret any law or regulation, or Martin Marietta's Articles of Incorporation or Bylaws. The guidelines are subject to modification from time to time by the Nominating and Corporate Governance Committee.

1. Candidates should have a long-term history of the highest integrity and should ascribe fully to the ethics program of Martin Marietta.

2. Candidates should be experienced, seasoned and have mature business judgment. It would be desirable if they are still active in their careers.

3. Consideration should be given to matching the geographic base of the candidate with the geographic coverage of Martin Marietta.

4. Consideration should be given to diversity on the Board. Such diversity may include type of experience, education, skill sets, ethnic origin, gender and other items that will enable the Board to have a broad knowledge base and diverse viewpoints.

5. Generally, candidates should not come from firms or companies that are significant sellers or buyers of goods and services to or from Martin Marietta.

6. Candidates who would serve on Martin Marietta's Audit Committee, Nominating and Corporate Governance Committee, or Management Development and Compensation Committee should be "independent" as defined by the Securities and Exchange Commission, the New York Stock Exchange and Martin Marietta's *Corporate Governance Guidelines.*

7. Given the nature of Board governance, the background and expertise of candidates should reflect the skill needs of the Board and Martin Marietta. With the Securities and Exchange Commission requirements with respect to audit committees and the financial nature of much of what the Board is responsible for, a significant number of Board members need to have strong financial knowledge.

8. Candidates should have significant professional experience to make a significant contribution to the Board such that the overall composition of the Board includes expertise in the following areas: audit committee financial experts, legal, human resources, business strategy, marketing, the primary businesses in which Martin Marietta operates, and other areas of importance to Martin Marietta.

9. Public company experience is highly desirable.

10. Candidates from education or nonprofit organizations will be considered where there is a specific priority need identified by the Board and where such a candidate can add value.

11. Board candidates ideally would serve on no more than three for-profit boards inclusive of Martin Marietta Materials to assure adequate time to discharge the duties of a Board member.



Appendix B

NON-GAAP MEASURES

Non-GAAP financial measures disclosed by management are provided as additional information to investors in order to provide them with an alternative method for assessing our financial condition and operating results. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies.

EBITDA is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. EBITDA is not defined by GAAP and, as such, should not be construed as an alternative to net earnings or operating cash flow. Consolidated adjusted EBITDA excludes the impact of selling acquired inventory after its markup to fair value as part of acquisition accounting; acquisition-related expenses, net; and asset and portfolio rationalization charge.

The following presents a reconciliation of net earnings attributable to Martin Marietta to consolidated adjusted EBITDA for the year ended December 31, 2018

Consolidated adjusted EBITDA for year ended December 31:

	2018
Net earnings attributable to Martin Marietta	$ 469,998
Add back:	
Interest expense	137,069
Income tax (benefit) expense for controlling interests	105,637
Depreciation, depletion and amortization expense	340,006
Consolidated EBITDA	1,052,710
Add back:	
Impact of selling acquired inventory after its markup to fair value as part of acquisition accounting	18,738
Acquisition-related expenses, net	13,479
Asset and portfolio rationalization charge	18,838
Consolidated adjusted EBITDA	$1,103,765
Total revenues	$4,244,265
EBITDA margin	26%

Adjusted gross profit excludes the impact of selling acquired inventory after its markup to fair value as part of acquisition accounting. The following reconciles reported consolidated gross profit to adjusted consolidated gross profit for the year ended December 31, 2018:

(dollars in thousands)	
Reported consolidated gross profit	$966,577
Impact of selling acquired inventory after its markup to fair value as part of acquisition accounting	18,738
Adjusted consolidated gross profit	$985,315



Adjusted earnings from operations for the years ended December 31, 2018 and 2017 exclude the impact of selling acquired inventory after its markup to fair value as part of acquisition accounting, acquisition-related expenses, net and asset and portfolio rationalization charge. The following reconciles reported earnings from operations for the years ended December 31, 2018 and 2017 to adjusted earnings from operations and the percentage increase in 2018 compared with 2017:

(dollars in thousands)	Year Ended December 31	
	2018	2017
Reported earnings from operations	$690,737	$700,381
Impact of selling acquired inventory after its mark up to fair value as part of acquisition accounting	18,738	—
Acquisition-related expenses, net	13,479	8,638
Asset and portfolio rationalization charge	18,838	—
Adjusted earnings from operations	$741,792	$709,019
Percentage increase in 2018 compared with 2017	5%	

Adjusted earnings per diluted share for the year ended December 31, 2017 excludes the one-time impact of the 2017 Tax Act. The following reconciles reported earnings per diluted share to adjusted earnings per diluted share for the year ended December 31, 2017:

Reported earnings per diluted share	$11.25
Less: impact of the 2017 Tax Act	(4.07)
Adjusted earnings per diluted share	$ 7.18

The increase in 2018 reported earnings per diluted share compared with 2017 adjusted earnings per diluted share is as follows:

Reported earnings per diluted share for the year ended December 31, 2018	$7.43
Adjusted earnings per diluted share for the year ended December 31, 2017	$7.18
Percentage increase for 2018 compared with 2017	3%





Martin Marietta
2710 Wycliff Road
Raleigh, NC 27607
(919) 781-4550
www.martinmarietta.com
NYSE Stock Symbol: MLM